Form 10-K, Exhibit 13
period 1996-02-03
UNITED RETAIL GROUP INC/DE
filed 1996-04-17
CIK 881905

                                                                   EXHIBIT 13


UNITED RETAIL GROUP, INC. is a leading specialty retailer of private label large-size women's apparel and accessories, operating 576 stores in 37 states. The Company seeks to create a fashion-current, upscale image at prices that appeal to the middle mass market.

[THE AVENUE LOGO]

[SIZES UNLIMITED LOGO]

[1416 PLUS LOGO]


UNITED RETAIL GROUP, INC.
CONSOLIDATED FINANCIAL HIGHLIGHTS
(dollars in thousands, except per share amounts)

                                               Fiscal     Fiscal
                                                 1994       1995
- ----------------------------------------------------------------
Net sales                                    $357,684   $369,173
Income (loss) before income taxes               6,169    (3,668)
Provision (benefit) for income taxes            2,276      (957)
Provision for write-down of the
   compensation related deferred
   tax asset                                      917     1,928
Net income (loss)                               2,976    (4,639)
Net income (loss) per common share               0.22     (0.38)
Net income (loss) excluding the
   deferred tax asset write-down:
       Net income (loss)                        3,893    (2,711)
       Net income (loss) per common share        0.29     (0.22)
Weighted average outstanding shares
   (in thousands)                              13,313     12,190
Stores open at end of period                      532        576
- ----------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 1995 VERSUS FISCAL 1994

                Net sales for Fiscal 1995 increased 3.2% from Fiscal 1994, to $369.2 million from $357.7 million, principally from an increase in sales volume rather than price changes. Average stores open increased from 518 to 552; see, however, "Properties," regarding the Company's plan for future store openings. (Net sales for the months of February 1996 and March 1996, combined, increased 5.6% from the same period in 1995 to $58.2 million from $55.1 million.) There is no assurance that sales will continue to increase. The women's apparel industry is subject to rapidly changing consumer fashion preferences. The Company's performance depends on the operational flexibility to respond to such changes quickly. See, also, "A Single Merchandise Assortment in Mid-Spring 1996." The industry is also subject to shifting shopping patterns, both within the Company's sector (the specialty store sector) and in other channels of distribution, such as department stores, catalogues and electronic media. Finally, the Company's sales are affected by economic conditions and the location and severity of major storms.

                Comparable store sales decreased 1.9% for Fiscal 1995 (comparable store sales decreased 0.4% for February 1996 and March 1996, combined, even though the period included Easter Week, which occurred in April in the previous year). There is no assurance that comparable store sales will not continue to decrease. Frequent snow storms before Christmas, economic conditions, and other temporary external factors are believed to have contributed to the decrease in comparable store sales. The Company also believes that the search by consumers for lower prices throughout the specialty apparel industry has become a permanent influence on the retail marketplace. Finally, the Company believes that poor execution of its merchandise planning and selection processes, which resulted in weak merchandise assortments for the year, also contributed to the decrease in comparable store sales. See, also, "A Single Merchandise Assortment in Mid-Spring 1996."

                Gross profits decreased by $5.3 million to $76.4 million in Fiscal 1995 from $81.6 million in Fiscal 1994, decreasing as a percentage of net sales to 20.7% from 22.8%. The decrease in gross profits as a percentage of net sales was primarily attributable to a decrease in the merchandise margin rate and higher occupancy costs as a percentage of net sales. The Company expects that in the long term consumer pressure to reduce prices will continue, making it necessary for the Company to increase productivity, continue to reduce costs and offer added value merchandise in order to increase profit margins. There is no assurance that gross profits will not continue to decrease.

                General, administrative and store operating expenses were $80.2 million in Fiscal 1995, compared to $75.0 million in the previous year, principally from higher payroll costs, resulting principally from an increase in the number of stores; see, "Properties." As a percentage of net sales, general, administrative and store operating expenses increased to 21.7% from 21.0%.

                During Fiscal 1995, the Company incurred an operating loss of $3.8 million compared to operating income of $6.7 million for Fiscal 1994. The operating loss was 1.0% of net sales. There is no assurance that the Company will not continue to incur operating losses.

                Net interest income was $0.1 million for Fiscal 1995, compared to net interest expense of $0.5 million in Fiscal 1994, principally as a result of mortgage origination fees in Fiscal 1994 that were not incurred in Fiscal 1995.

                The Company had an income tax benefit of $1.0 million in Fiscal 1995 and a provision for income taxes of $2.3 million in Fiscal 1994. In addition, there were provisions for write-downs of certain future tax benefits explained below.

                As part of certain non-recurring charges in Fiscal 1992, the Company incurred a non-cash compensation expense of $15.6 million because the stock options ("Performance Options") previously granted to Raphael Benaroya, Chairman of the Board, President and Chief Executive Officer of the Company, and George
                R. Remeta, Vice Chairman and Chief Financial Officer of the Company, vested in March 1992 and became exercisable until December 1999. The non-cash compensation expense resulted in the recognition of certain future tax benefits realizable at the time Performance Options are exercised based on an assumption that the market price of the Common Stock at the time of exercise will be $15 per share (the price of the initial public offering in March 1992). The write-downs occurred because the market price of Common Stock at the end of Fiscal 1994 and Fiscal 1995, respectively, was $8 and $3.875, respectively, and the future tax benefits had been based on an assumed market price of $15 per share. The write-down of the compensation related deferred tax asset was $0.9 million in Fiscal 1994 and $1.9 million in Fiscal 1995.

                The Company incurred a net loss of $4.6 million for Fiscal 1995, compared to net income of $3.0 million for Fiscal 1994. Excluding the unusual write-downs referred to above, the Company would have incurred a net loss of $2.7 million in Fiscal 1995 and would have had net income of $3.9 million in Fiscal 1994. (The Company is not likely to be profitable in the first quarter of Fiscal 1996.)

FISCAL 1994 VERSUS FISCAL 1993

                Net sales for Fiscal 1994 increased 4.0% from Fiscal 1993 to $357.7 million from $344.1 million, principally from an increase in sales volume rather than price changes. Average stores open increased from 501 to 518.

                Comparable store sales for Fiscal 1994 increased 0.2%.

                Gross profits decreased by $0.5 million to $81.6 million in Fiscal 1994 from $82.2 million in the previous year, declining as a percentage of net sales to 22.8% from 23.9%. The decrease in gross profits as a percentage of net sales was primarily attributable to a decrease in the merchandise margin rate and higher occupancy costs as a percentage of net sales.

                General, administrative and store operating expenses were $75.0 million in Fiscal 1994 compared to $75.7 million in the previous year. As a percentage of net sales, general, administrative and store operating expenses decreased to 21.0% from 22.0%, principally from lower distribution center and logistics expenses.

                During Fiscal 1994, the Company had operating income of $6.7 million compared to operating income of $6.4 million for the previous year.

                Net interest expense was $0.5 million for Fiscal 1994, compared to net interest income of $0.1 million in the previous year as a result of increased distribution center financing and related origination fees.

                The Company had a provision for income taxes of $2.3 million in Fiscal 1994 and $2.5 million for the previous year. In addition, there were provisions for write-downs of the compensation related deferred tax asset of $0.9 million in Fiscal 1994 and $2.5 million in the previous year.

                The Company had net income of $3.0 million for Fiscal 1994 and $1.6 million in the previous year. Excluding the unusual write-downs referred to above, the Company's net income would have been $3.9 million in Fiscal 1994 and $4.0 million in the previous year.

A SINGLE MERCHANDISE ASSORTMENT COMMENCING IN MID-SPRING 1996

                The Company's merchandising strategy was to have one team of merchants providing inventory for stores in malls and a separate team of merchants providing different inventory for stores in strip shopping centers. This strategy was changed in the third quarter of Fiscal 1995. The separate teams of merchants for mall stores and strip shopping center stores were unified. A single team with more specialized functions will provide the same inventory for all the Company's stores. The first unified merchandise assortment will arrive in Mid-Spring 1996. The new assortment will put greater emphasis on The Avenue(R) label than on Forelli(R) and Adrian Jordan(R) labels.

                The new unified merchandising structure has three specialized components: product development, product quality and merchandising. Product development is a new function that is responsible for fashion content and design. The expanded product quality function is responsible for product specifications, for vendor qualifications and for quality control, both pre-production and upon delivery to the national distribution center. The merchandising function continues to be responsible for building assortments, for purchasing and for retail pricing.

                The change from a larger divisional structure employing generalists to a smaller unified team relying on specialists is a strategic move in response to our view of long term trends in the marketplace. The goal is to improve the fashion, increase the quality and lower the cost of the Company's merchandise assortments.

                The Company-wide merchandising function and the expanded product quality function have been staffed from within. The Company is recruiting experienced senior personnel for the product development function but there is no assurance that they will be available promptly.

                The unification and specialization of the merchandising function caused the separation of approximately 20 associates from the Company's employ, including the general merchandise manager of the mall stores. Product development specialists who are being recruited will partially offset the number of associate departures.

                The Company's new merchandising structure involved a realignment of management responsibilities, reassignments of merchants and planners, the voluntary resignation of certain merchants and the layoff of others. The Fall 1995 season was a transitional period for the merchandising function that had an adverse effect on sales and merchandise margin rates. There is no assurance that the new merchandising structure will increase sales and improve merchandise margin rates.

                Economies of scale are expected to result from having a single merchandise assortment and fewer merchants. Savings were not the objective of the new structure, however, and may not be material. Moreover, the Company intends to improve product quality and marketing and any savings from the restructuring may be offset by the increased cost of higher product quality and better marketing.

LIQUIDITY AND CAPITAL RESOURCES

                The Company's cash on hand was $16.8 million at February 3, 1996 and $18.5 million at January 28, 1995. At February 3, 1996, there was an income tax refund receivable in the amount of $2.7 million. Net cash provided by operating activities for Fiscal 1995 was $8.7 million.

                Inventory increased from $37.5 million at January 28, 1995 to $40.4 million at February 3, 1996, as a result of an 8% increase in retail square footage. The Company's inventory levels peak in early May and December. During Fiscal 1995, the highest inventory level was $54.9 million. Import purchases are made in U.S. dollars and are generally financed by trade letters of credit. Short-term trade credit represents a significant source of financing for domestic merchandise purchases. Trade credit arises from the willingness of the Company's domestic vendors to grant extended payment terms for inventory purchases and is generally financed either by the vendor or a third-party factor. In Fiscal 1995, domestic purchases and import purchases each constituted one-half of total purchases.

                In March 1996, the Company and The Chase Manhattan Bank (N.A.) ("Chase") amended agreements (as amended, the "Chase Agreements") providing two credit facilities and extended the term of each to February 1999. The first facility under the Letter of Credit Agreement now provides for the issuance by Chase of trade letters of credit for the account of the Company in an aggregate amount at any time of up to $25.0 million, of which $13.9 million was utilized at February 3, 1996. The second facility under the Credit Agreement now provides for revolving credit loans totaling a maximum of $15.0 million, of which up to $10.0 million would be available for standby letters of credit for general corporate purposes. The credit facilities continue to be collateralized by a pledge of the stock of the Company's subsidiaries. Merchandise being purchased under outstanding trade letters of credit is subject to a security interest pursuant to the Letter of Credit Agreement. Loans under the revolving credit facility will bear interest, at the option of the Company, at either (i) the higher of the Federal Funds Rate plus 0.5% or the prime commercial lending rate of Chase, or (ii) the London Interbank Offered Rate plus 1.5%. The Company has not drawn upon its revolving credit facility since its inception except to issue standby letters of credit totaling $4.5 million at February 3, 1996 as collateral for obligations in the ordinary course of business under casualty insurance policies.

                The Chase Agreements contain a number of financial covenants, including (i) tangible net worth to equal at least $73.0 million plus, for each fiscal year ending after February 3, 1996, for which net income shall be positive, an amount equal to 50% of net income, and (ii) capital expenditures not to exceed $10.0 million per annum plus, during the period from February 4, 1996 the sum of (A) $10.0 million plus (B) if adjusted cash flow (as defined in the Chase Agreements) is positive, 75% of adjusted cash flow for the period. The Chase Agreements also require: (i) the ratio of total debt (excluding accrued and payable expenses incurred in the ordinary course of business) to tangible net worth not be .45 to 1.0 or more, (ii) the fixed charges ratio (as defined in the Chase Agreements) not be less than 1.0 to 1.0, and (iii) the ratio of current assets to current liabilities not be less than 1.25 to 1.0. The Chase Agreements also include certain restrictive covenants that impose limitations (subject to certain exceptions) on the Company with respect to, among other things, (i) making or owning certain investments, declaring or paying dividends, acquiring Common Stock or preferred stock of the Company, or making loans, involving more than $5 million in the aggregate of investments, dividends, purchase prices and loan proceeds, (ii) engaging in any line of business other than apparel retailing, (iii) engaging in certain transactions with affiliates and (iv) consolidating, merging or making acquisitions outside the ordinary course of business involving assets with a value in excess of $5 million. The Company does not believe that continued compliance with the covenants under the Chase Agreements will materially restrict its anticipated operations. It would constitute an event of default under the Chase Agreements if a majority of the Company's outstanding Common Stock were to be held by one person, or an investment group, other than an affiliate of The Limited, Inc. or Raphael Benaroya, the Chairman of the Board, President and Chief Executive Officer of the Company.

                The Company believes that its credit facilities, together with cash flows from operating activities, will be adequate to meet anticipated working capital needs, including seasonal financing needs, for the next 12 months.

                The accounts receivable from the Company's proprietary credit cards are purchased daily by Citibank (South Dakota), N.A. ("Citibank") at a discount ("Discount") that is adjusted annually. There is no assurance that the annual adjustment in the discount rate will not increase materially the cost of the Company's proprietary credit card programs. The Credit Agreement between the Company and Citibank (as amended in December 1993, the "Citibank Agreement") provides that either party may terminate the Citibank Agreement effective on January 30, 1999 upon notice of not less than one year and not more than two years. Upon termination of the Citibank Agreement, the Company at its option shall either (i) arrange for a bank to purchase all unpaid indebtedness ("Receivables") to Citibank of charge customers of the Company that has not been written off by Citibank, or (ii) compensate Citibank for (y) that portion of its costs incurred in billing and collecting the Receivables after termination which would have been recovered by Citibank out of the Discount and finance charges if the Citibank Agreement had not been terminated, and (z) net credit losses (as defined in the Citibank Agreement) incurred after termination at a percentage rate in excess of net credit losses incurred during the 12 months prior to termination. At February 29, 1996, Receivables were approximately $62 million. The Citibank Agreement contains covenants by the Company, including financial covenants requiring the Company to comply with the fixed charges ratio (as contained in the Chase Agreements) and not to permit tangible net worth (as defined in the Chase Agreements) to be less than the sum of $32 million plus, for each fiscal year ending after February 1, 1992, for which net income shall be positive, an amount equal to 50% of net income. Citibank is entitled to terminate the Citibank Agreement prior to January 30, 1999 in the event the Company breaches one or more of its covenants, provided, however, that, if the breach involves the financial covenants only, Citibank shall not terminate the Citibank Agreement if the Company posts collateral, subject to a maximum amount of collateral equal to 10% of the Receivables.

                Overseas production of merchandise purchased by the Company is mainly in the Far East and South Asia and is obtained through independent agents. The Company's operations may be adversely affected by political instability resulting in disruption of trade with foreign countries in which the Company's foreign suppliers are located, the adoption of additional regulations relating to imports or duties, the imposition of taxes or other charges on imports, any significant fluctuation of the value of the dollar against foreign currencies, and restrictions on the transfer of funds.

PROPERTIES

                The Company leased 576 retail stores at February 3, 1996, of which 303 stores were located in strip shopping centers, 243 stores were located in malls and 30 stores were located in downtown shopping districts. In Fiscal 1995, the Company increased its retail square footage to 2.2 million square feet, an increase of 8% that included 21 closed retail stores that were formerly operated by another chain of specialty apparel retail stores and were reopened by the Company. The increase in retail square footage led to an increase in net sales.

                The Company presently plans to maintain its retail square footage at approximately 2.2 million square feet and to obtain further increases in net sales from higher sales per square foot. There is no assurance, however, that net sales will continue to increase. The Company plans to open new mall stores only in exceptional circumstances and to decrease the retail square footage in mall locations gradually by letting underperforming leases expire. Subject to space availability, the Company plans to open stores in strip shopping centers to replace mall stores that close. The Company intends to pay for the costs of new store openings from net cash provided by operating activities.

                New stores and newly remodeled stores will use The Avenue(R) trade name.

                In Fiscal 1995, the Company completed an experiment with certain new stores and remodeled stores that sell both large size merchandise and smaller "missy" sizes in separate departments. The Company will discontinue "missy" assortments in those stores and will sell large sizes there exclusively. The first of these experimental tandem stores opened in Fiscal 1993. At February 3, 1996, 58 tandem stores were open. During Fiscal 1995 sales of merchandise of all sizes in tandem stores totaled $41.4 million, or 11% of the Company's net sales. The average merchandise margin rate in the tandem stores during Fiscal 1995 was below the Company's average.

SEASONALITY

                The Company's business is seasonal, with the first half of each fiscal year usually providing a greater portion of the Company's annual net sales and operating income.

INFLATION AND CHANGING PRICES

                Inflation has not had a significant effect on the Company's operations.

FISCAL CALENDAR

                Fiscal 1995 included 53 weeks instead of the 52 weeks in Fiscal 1996, Fiscal 1994 and Fiscal 1993.

                Dated: April 8, 1996

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF UNITED RETAIL GROUP, INC.:

                We have audited the accompanying consolidated balance sheets of United Retail Group, Inc. and Subsidiaries (the "Company") as of February 3, 1996 and January 28, 1995 and the related consolidated statements of income, cash flows and stockholders' equity for each of the three fiscal years ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Retail Group, Inc. and Subsidiaries as of February 3, 1996 and January 28, 1995 and the consolidated results of their operations and their cash flows for each of the three fiscal years ended February 3, 1996 in conformity with generally accepted accounting principles.


                Coopers & Lybrand, L.L.P.

                New York, New York
                February 16, 1996, except for Note 15,
                as to which the date is March 5, 1996.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

                                                                    Jan. 28, 1995 Feb. 3, 1996
- ----------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                          $  18,506    $  16,811
   Income taxes receivable                                                 --          2,719
   Accounts receivable                                                    3,231        1,999
   Inventory                                                             37,518       40,401
   Prepaid rents                                                          4,025        4,473
   Other prepaid expenses                                                 2,380        2,936
   Deferred income taxes                                                    848         --
- ----------------------------------------------------------------------------------------------
      Total current assets                                               66,508       69,339
Property and equipment, net                                              60,743       60,737
Deferred charges and other intangible assets, net of
    accumulated amortization of $1,364 and $1,265                         7,071        6,846
Deferred income taxes                                                     3,608          811
Other assets                                                                504        1,300
- ----------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                    $ 138,434    $ 139,033
- ----------------------------------------------------------------------========================


- ----------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
   Current portion of distribution center financing                   $     833    $     901
   Accounts payable, trade                                               13,915       15,210
   Accrued expenses                                                      12,519       14,834
   Income taxes payable                                                   1,627         --
- ----------------------------------------------------------------------------------------------
      Total current liabilities                                          28,894       30,945
Distribution center financing                                            13,233       12,333
Other long-term liabilities                                               5,635        9,472
- ----------------------------------------------------------------------------------------------
      Total liabilities                                                  47,762       52,750
- ----------------------------------------------------------------------------------------------
Commitments and contingencies
- ----------------------------------------------------------------------------------------------
STOCKHOLDER'S EQUITY
Preferred stock, $.001 par value; authorized 1,000,000; none issued
Common stock,  $.001 par value; authorized 30,000,000;                       13           13
      issued 12,679,375 and 12,680,375 outstanding
      12,189,375 and 12,190,375
Additional paid-in capital                                               77,932       78,182
Retained earnings                                                        13,309        8,670
Treasury stock (490,000 shares) at cost                                    (582)        (582)
- ----------------------------------------------------------------------------------------------
   Total stockholders' equity                                            90,672       86,283
- ----------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $ 138,434    $ 139,033
- ----------------------------------------------------------------------========================

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share amounts)

                                               52 Weeks        52 Weeks      53 Weeks
Fiscal Year Ended                            Jan. 29, 1994  Jan. 28, 1995  Feb. 3, 1996
- ---------------------------------------------------------------------------------------
Net Sales                                    $    344,090    $   357,684   $    369,173
Cost of goods sold, including
   buying and occupancy costs                     261,920        276,038        292,790
- ---------------------------------------------------------------------------------------
      Gross profit                                 82,170         81,646         76,383
General, administrative and
   store operating expenses                        75,744         74,986         80,170
- ---------------------------------------------------------------------------------------
      Operating income (loss)                       6,426          6,660         (3,787)
Interest (income) expense, net                       (143)           491           (119)
- ---------------------------------------------------------------------------------------
Income (loss) before income taxes                   6,569          6,169         (3,668)
Provision (benefit) for income taxes                2,522          2,276           (957)
Provision for writedown of the
   compensation related deferred tax asset          2,479            917          1,928
- ---------------------------------------------------------------------------------------
      Net income (loss)                      $      1,568    $     2,976   ($     4,639)
- ---------------------------------------------------------------------------------------
Net income (loss) per common share           $       0.12    $      0.22   ($      0.38)
- ---------------------------------------------------------------------------------------
Weighted average number of common and
   common equivalent shares outstanding        13,527,628     13,313,085     12,190,294

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

Fiscal Year Ended                                       Jan. 29, 1994  Jan. 28, 1995 Feb. 3, 1996
- -------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
      Net income (loss)                                    $  1,568       $  2,976    ($ 4,639)
Adjustments to reconcile net income (loss) to
   net cash provided from operating activities:
      Depreciation and amortization
         of property and equipment                           11,253         10,768      10,101
      Amortization of deferred charges, other intangible
         assets and original issue discount                     343            350         224
      Loss on disposal of assets                                128            164         379
      Compensation expense                                      347            120         246
      Provision for deferred income taxes                     2,883          1,653       3,645
      Deferred lease assumption revenue amortization           --             --          (455)
      Lease assumption proceeds                                --             --         3,523
Changes in operating assets and liabilities:
      Accounts receivable                                    (1,664)          (403)      1,232
      Income taxes receivable                                  --             --        (2,719)
      Inventory                                              (6,038)           383      (2,883)
      Accounts payable and accrued expenses                   5,414         (8,797)      2,194
      Prepaid expenses                                         (220)          (512)     (1,004)
      Income taxes payable                                   (2,102)            14      (1,627)
      Other assets and liabilities                              505             12         505
- -------------------------------------------------------------------------------------------------
Net Cash Provided from Operating Activities                  12,417          6,728       8,722
- -------------------------------------------------------------------------------------------------
Investing Activities:
      Capital expenditures                                  (27,720)       (10,294)    (10,523)
      Deferred payment for property and equipment             5,330         (5,330)        934
- -------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                      (22,390)       (15,624)     (9,589)
- -------------------------------------------------------------------------------------------------
Financing Activities:
      Proceeds from issuance of distribution
         center financing                                     6,955          8,000        --
      Net proceeds from issuance of common stock                573            256           4
      Repayments of long-term debt                             (160)          (729)       (832)
- -------------------------------------------------------------------------------------------------
Net Cash Provided from (Used In) Financing Activities         7,368          7,527        (828)
- -------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                    (2,605)        (1,369)     (1,695)
Cash and cash equivalents, beginning of period               22,480         19,875      18,506
- -------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                   $ 19,875       $ 18,506    $ 16,811
- -----------------------------------------------------------======================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(shares and dollars in thousands)

                               Common       Common
                                Stock        Stock     Additional               Treasury        Total
                               Shares        $.001       Paid-in    Retained     Stock,     Stockholders'
                             Outstanding   Par Value     Capital    Earnings     at Cost       Equity
- ---------------------------------------------------------------------------------------------------------
Balance, January 30, 1993       12,075      $ 13         $76,636      $8,765      ($582)       $84,832

Exercise of stock options           82                       573                                   573
Compensation expense                                         347                                   347
Net income                                                             1,568                     1,568
- ---------------------------------------------------------------------------------------------------------
Balance, January 29, 1994       12,157        13          77,556      10,333       (582)        87,320
- ---------------------------------------------------------------------------------------------------------
Exercise of stock options           32                       256                                   256
Compensation expense                                         120                                   120
Net income                                                             2,976                     2,976
- ---------------------------------------------------------------------------------------------------------
Balance, January 28, 1995       12,189        13          77,932      13,309       (582)        90,672
- ---------------------------------------------------------------------------------------------------------
Exercise of stock options            1                         4                                     4
Compensation expense                                         246                                   246
Net loss                                                              (4,639)                   (4,639)
- ---------------------------------------------------------------------------------------------------------
Balance, February 3, 1996       12,190       $13         $78,182      $8,670      ($582)       $86,283
- ---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

                On July 17, 1989, Sizes Unlimited Acquisition Corporation ("SUAC") was merged with and into Lernmark, Inc. ("Lernmark"), a wholly-owned subsidiary of The Limited, Inc. ("The Limited"), with Lernmark being the surviving corporation. Lernmark was the holding company for Lerner Woman/Sizes Unlimited, a division of The Limited. Lernmark subsequently changed its name to United Retail Group, Inc. ("United Retail"). The Limited, through an affiliate, initially retained a one-third interest in United Retail through its acquisition of 2.5 million shares of United Retail's Common Stock. For financial reporting purposes, the acquisition was accounted for using the purchase method and, accordingly, the results of operations have been included in the financial statements from April 30, 1989, which is considered to be the effective date. The total cost of the acquisition, which includes costs directly related to the acquisition, was allocated among the net assets acquired on the basis of the respective fair values of such net assets adjusted for the one-third interest initially retained by The Limited.

                The consolidated financial statements include the accounts of United Retail and its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

                Certain prior year balances have been reclassified to conform with the fiscal 1995 presentation.

                The Company as of February 3, 1996 operated 576 women's apparel stores throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                FISCAL YEAR

                The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Fiscal year 1995 consisted of 53 weeks and ended February 3, 1996. Fiscal years 1994 and 1993 each consisted of 52 weeks and ended on January 28,1995 and January 29, 1994, respectively.

                NET RETAIL SALES AND REVENUES

                Sales are net of returns and exclude sales tax. Revenues include sales from all stores operating during that period.

                MARKETING COSTS

                Marketing costs are charged to operations as incurred.

                CASH AND CASH EQUIVALENTS

                Cash and cash equivalents include amounts on deposit with financial institutions with maturities of less than 90 days.

                INVENTORY

                Inventory is stated at the lower of cost or market, on a first-in, first-out basis, utilizing the retail method.

                PROPERTY AND DEPRECIATION

                Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives of 40 years for the distribution center building, the life of the lease for leaseholds, improvements, furniture and fixtures, 20 years for material handling equipment and 5 years for other property. The cost of assets sold or retired and the related depreciation or amortization are removed from the accounts with any resulting gain or loss included in results of operations. Maintenance, repairs and minor renewals are charged to expense as incurred. Renewals and betterments which extend service lives are capitalized.

                Inasmuch as the fair values of furniture and fixtures and leasehold improvements, in management's opinion, approximated the net book value at April 29, 1989, no adjustment was required to record these assets at their fair value as of the acquisition date. Leasehold interests were ascribed an additional $7.5 million as of April 30, 1989, which represents two-thirds of the fair value of leaseholds in excess of their historical carrying value at the acquisition date. The fair values ascribed to the leasehold interests were determined based on current market rental rates for comparable store locations.

                In the third quarter of fiscal 1994 the Company changed the estimated useful lives of furniture and fixtures at new store locations opened after 1991 from 7 years to the life of the lease. This change in estimate resulted in a reduction of depreciation expense of approximately $700,000 in fiscal 1994.

                ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

                The Company believes that SFAS #21, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, will not have a material impact on the Company.

                COMPUTATION OF INCOME (LOSS) PER COMMON SHARE

                Net income (loss) per common share is computed using the weighted average number of common and common equivalent shares (stock options) outstanding during the period. Shares issuable upon the exercise of stock options have not been included in the primary earnings per share computation for fiscal 1995 because the effect of such would be anti-dilutive.

                For fiscal 1993, 1994 and 1995, the net income (loss) per share would have been $.30, $.29 and ($.22) per share, respectively, if the provision for the write-down of the compensation related deferred tax asset of $2.5 million, $0.9 million and $1.9 million, respectively, was excluded (see Note 8).

                DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS

                Certain loan facility fees and other costs of obtaining financing are being amortized on a straight-line basis over the term of the related loan.

                Goodwill, as of February 3, 1996, of $6,846,000 represents the excess cost over the fair market value of the net assets of the businesses acquired. Goodwill is being amortized over a 40-year period using the straight-line method.

                ESTIMATES

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                OTHER MATTERS

                The amount of "Accrued Expenses" at February 3, 1996 takes into account, among other things, The Limited's indemnification of the Company, under the terms of the acquisition agreement, for certain tax and ERISA liabilities relating to periods prior to April 29, 1989.

                During 1992, the Company entered into a three-year agreement with Citibank (South Dakota) N.A. to manage the Company's proprietary credit card sales program. In 1993, the Company exercised an option to extend the agreement for another three years through January 30, 1999.

                All costs associated with the opening of new stores are being expenses as incurred.

3. PROPERTY AND EQUIPMENT

                Property and equipment, at cost, consists of (dollars in thousands):

                                                           January 28,   February 3,
                                                               1995         1996
- ------------------------------------------------------------------------------------
Land                                                         $2,176        $2,176
Buildings                                                    10,980        10,574
Furniture, fixtures and equipment                            53,032        59,766
Leasehold improvements                                       29,744        31,232
Beneficial leaseholds                                        11,893        11,397
Construction in progress                                        241           611
                                                            -------       -------
                                                            108,066       115,756
Accumulated depreciation and amortization,
including beneficial leaseholds of $8,287 and $8,934        (47,323)      (55,019)
                                                            -------       -------
Property and equipment, net                                 $60,743       $60,737
                                                            =======       =======

4. ACCRUED EXPENSES

                Accrued expenses consist of (dollars in thousands):

                           January 28, February 3,
                              1995       1996
- --------------------------------------------------
Fixed asset payable        ($    80)   $   934
Occupancy expenses            2,326      2,731
Payroll related expenses      2,764      2,899
Insurance payable             2,465      2,914
Sales taxes payable           1,177      1,346
Other                         3,867      4,010
                           --------    -------
                           $ 12,519    $14,834
                           ========    =======

5. LEASED FACILITIES AND COMMITMENTS

                Annual store rent is composed of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments to the landlord covering taxes, maintenance and certain other expenses.

                Rent expense was as follows (dollars in thousands):

                                  Fiscal         Fiscal         Fiscal
                                   1993           1994           1995
- ----------------------------------------------------------------------
Store rent
   Fixed minimum                $32,874         $37,002        $39,300
   Percentage                        63             (31)            41
                                -------         -------        -------
Total store rent                 32,937          36,971         39,341
   Equipment and other              424             404            517
                                -------         -------        -------
Total rent expense              $33,361         $37,375        $39,858
                                =======         =======        =======

                At February 3, 1996, the Company was committed under store leases with initial terms ranging from 1 to 20 years and with varying renewal options. At January 29, 1994, January 28, 1995 and February 3, 1996, accrued rent expense amounted to $5.6 million, $5.5 million and $5.5 million, respectively, of which $5.1 million, $5.6 million and $5.9 million, respectively, is included in "Other long-term liabilities".

                A summary of approximate rent commitments under noncancelable leases follows (dollars in thousands) for the fiscal years:

                            1996                              $ 40,520
                            1997                                32,513
                            1998                                26,270
                            1999                                22,493
                            2000                                19,661
                            Thereafter                          80,488
                                                              --------
                            Total minimum obligations         $221,945
                                                              ========

                In July 1995, the Company agreed to assume the lease obligations of 21 stores previously operated by another retail chain. In order to induce the Company to assume the leases, the assignor of the leases paid the Company approximately $3.5 million. This payment has been recorded as accrued rent payable and will be amortized against rent expense over the life of the assumed leases.

6. LONG-TERM DEBT (SEE ALSO NOTES 7 AND 15)

                Long-term debt consists of (dollars in thousands):

                                                 January 28,     February 3,
                                                    1995            1996
- ----------------------------------------------------------------------------
Distribution center financing:
Current portion                                     $833             $901
Long-term portion                                 13,233           12,333
                                                 -------          -------
   Total distribution center financing           $14,066          $13,234
                                                 =======          =======

                In 1994, the Company executed a fifteen-year $8.0 million loan bearing interest at 8.64%. Interest and principal are payable in equal monthly installments beginning May 1, 1994. The loan is collateralized by a mortgage on the national distribution center owned by the Company in Troy, Ohio.

                In 1993, the Company executed a ten-year $7.0 million note bearing interest at 7.3%. Interest and principal are payable in equal monthly installments beginning November 1993. The note is collateralized by the material handling equipment in the distribution center.

                In fiscal 1993, the Company extended to January 1997 the term of both its Credit Agreement and its Letter of Credit Agreement with The Chase Manhattan Bank (National Association) ("Chase"). Additionally, the revolving credit facility under the Credit Agreement and the facility for trade letters of credit under the Letter of Credit Agreement each have limits of $25 million. As of February 3, 1996, the Company had not drawn upon its revolving credit facility except to issue standby letters of credit totaling $4.5 million as collateral for obligations under casualty insurance policies. The Company had $13.9 million of outstanding trade letter of credit commitments. Loans under the revolving credit facility will bear interest, at the option of the Company, at either (i) the higher of the Federal Funds Rate plus .5% or the prime commercial lending rate of Chase, or (ii) the London Interbank Offered Rate plus 1.25%. The fees for letters of credit under the revolving credit facility will be a maximum of 1.50% per annum plus a maximum of $5,000 per annum in origination charges. In addition, the Company must pay a commitment fee equal to a maximum of 3/8 of 1% of the unused portion of the commitment, per annum, for each of the aforementioned facilities.

                The Company is obligated to maintain several financial covenants, including a current ratio and a fixed charges ratio, and has restrictions on paying dividends, as well as a limitation on aggregate capital expenditures.

                The Company has pledged to Chase as collateral the shares of common and preferred stock of its subsidiaries.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

                The following represents the fair value of the Company's Financial Instruments as of February 3, 1996.

                                                    Carrying          Fair
                                                     Amount           Value
- ---------------------------------------------------------------------------
                Assets
 Cash and cash equivalents                          $18,506         $18,506
                Liabilities
 Long term debt including current portion            13,234          13,415

                The carrying amounts of cash and cash equivalents approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt including current portion is estimated based on the current rates quoted to the Company for debt of the same or similar issues.

8. INCOME TAXES

                Effective February 2, 1992, the Company had prospectively adopted SFAS No. 109, "Accounting for Income Taxes". This statement requires the use of the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance.

                The provision (benefit) for income taxes consists of (dollars in thousands):

                                       Fiscal         Fiscal         Fiscal
                                        1993           1994           1995
- ----------------------------------------------------------------------------
Currently payable:
   Federal                            $1,828          $1,455        ($2,523)
   State                                 290              85           (151)
                                      ------          ------        -------
                                       2,118           1,540         (2,674)

Deferred:
   Federal                             2,361           1,353          2,850
   State                                 522             300            795
                                      ------          ------        -------
                                       2,883           1,653          3,645
                                      ------          ------        -------
                                      $5,001          $3,193           $971
                                      ======          ======        =======

                Reconciliation of the provision for income taxes from the U.S. Federal statutory rate to the Company's effective rate is as follows:

                                                                                 Fiscal        Fiscal          Fiscal
                                                                                  1993          1994            1995
- ----------------------------------------------------------------------------------------------------------------------
                Statutory Federal income tax rate                                 34.0%          34.0%         (34.0%)
                State income taxes, net of Federal benefit                         3.7            2.2            5.3
                Goodwill amortization                                              1.1            1.1            1.9
                Other                                                              (.4)           (.4)            .7
                                                                                  ----           ----           ----
                Sub-total                                                         38.4           36.9          (26.1)
                   Write-down of the compensation related deferred tax asset      37.7           14.9           52.6
                                                                                  ----           ----           ----
                                                                                  76.1%          51.8%          26.5%
                                                                                  ====           ====           ====

                The deferred tax asset reflects the tax impact of temporary differences. The components of the net deferred tax asset as of February 3, 1996 are as follows:

                      Assets:
                         Inventory                             $281
                         Accruals and reserves                  255
                         Compensation                         1,995
                                                              -----
                                                              2,531
                                                              -----

                      Liabilities:
                         Depreciation                         1,720
                                                              -----
                           Net deferred tax asset              $811
                                                              =====

                Future realization of the tax benefits attributable to these existing deductible temporary differences ultimately depends on the existence of sufficient taxable income within the carryback and/or carryforward period available under the tax law at the time of the tax deduction. Based on management's assessment, it is more likely than not that the net deferred tax asset will be realized through future taxable earnings. Included in the fiscal 1993, fiscal 1994 and fiscal 1995 income tax expense is a $2.5 million, $0.9 million and $1.9 million write-down of the compensation related deferred tax asset, respectively, which had been recorded in fiscal 1992 based upon the initial public offering price of $15 per share. As of February 3, 1996, the remaining compensation related deferred tax asset will be fully realizable upon the exercise of all of the outstanding options only if (i) the market price of the stock equals or exceeds $3.875 per share upon exercise and (ii) the compensation expense deduction is not limited by future enacted tax laws. The underlying options of the compensation related deferred tax asset are exercisable through December 31, 1999.

                At January 28, 1995 and February 3, 1996, the Company has pre-acquisition net operating loss carryforwards aggregating approximately $0.9 million and $0.6 million, respectively, available to reduce future taxable income in certain states, expiring through 2004.

9. RELATED PARTY TRANSACTIONS

                The Company shared certain store locations with subsidiaries of The Limited and obtained from subsidiaries of The Limited certain services with respect to merchandise distribution and the purchase of supplies. As of June 1993, none of these services are provided by subsidiaries of The Limited. The Company continues to share certain store locations. During fiscal 1993, fiscal 1994, and fiscal 1995, the Company was charged $4.8 million, $0.8 million and $1.2 million respectively, by The Limited for the aforementioned services and occupancy costs. The impact on the statements of income was as follows (dollars in thousands):

                                                        Fiscal     Fiscal      Fiscal
                                                         1993       1994        1995
- -------------------------------------------------------------------------------------
Cost of goods sold, including
buying and occupancy costs                             $2,589       $815      $1,176
General, administrative and store operating costs      $2,180         $0          $0


                An affiliate of the Chairman of the Board of the Company (in which he holds an 80% interest) provides management and administrative services to the aforementioned subsidiary of The Limited for a base annual fee and profit sharing fee, the profit sharing fee being the lower of one-third of net profits or $150,000 per annum. During fiscal 1993, fiscal 1994, and fiscal 1995, the aforementioned affiliate was paid $161,000, $110,000 and $114,000, respectively, by that subsidiary of The Limited.

                During fiscal 1993, fiscal 1994, and fiscal 1995, the Company incurred expenses to a subsidiary of The Limited and to the affiliate of the Chairman of the Board of the Company referred to above in the combined amounts of $295,000, $179,000, and $639,000, respectively, under certain Sublicensing Agreements with respect to trademarks.

                During January 1995, the Company made investments in a vendor from which the Company purchased apparel. Purchases during the 1995 fiscal year totaled $1.8 million. The investments made (which are all the investments in the vendor made by the Company) were $6,000 for 10% of the outstanding common stock of the vendor and an unsecured loan facility in the amount of $400,000 under which $300,000 has been borrowed and is payable on January 31, 1997 with interest at 2 percentage points over the prime rate payable quarterly. The Company also holds a warrant to purchase shares equivalent to an additional 10% of the outstanding common stock of the vendor. Purchases from the vendor are on terms comparable to terms negotiated with other vendors.

                During fiscal 1995, the Company made an investment in one of the purchasing agents that acted on the Company's behalf in contracting for apparel with foreign vendors. The investment made during fiscal 1995 (which is the only investment made in the purchasing agent by the Company) was $474,000 for 25% of the outstanding common stock of the purchasing agent. Fees paid to the purchasing agent during fiscal 1995 totaled $844,000, principally as percentage commissions on apparel purchases. Commissions were paid on terms comparable to terms negotiated with other purchasing agents. In fiscal 1995, the Company extended to the purchasing agent a loan of $125,000 payable on May 1, 1996 with interest thereafter at 2 percentage points over the prime rate.

10. RETIREMENT PLAN

                The Company maintains a defined contribution pension plan. Generally, an employee is eligible to participate in the plan if the employee has completed one year of full-time continuous service. The Company makes a 50% match of a portion of employee savings contributions.

                Pension costs for all benefits charged to income during fiscal 1993, fiscal 1994 and fiscal 1995 approximated $404,000, $92,000 and $248,000 respectively.

11. STOCKHOLDERS' EQUITY

                Coincident with the completion of its initial public offering on March 17, 1992, the Company's certificate of incorporation was amended to provide for only one class of Common Stock, par value $.001 per share, with 30 million shares authorized. The Company also authorized 1,000,000 shares of Preferred Stock, par value $.001 per share, to be issued from time to time, in one or more classes or series, each such class or series to have such preferences, voting powers, qualifications and special or relative rights and privileges as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such class or series of Preferred Stock. The Company has paid no cash dividends and expects to retain any future earnings for expansion of its business rather than to pay cash dividends in the foreseeable future. Additionally, certain loan agreements, to which the Company is a party, impose restrictions on the payments of dividends.

12. STOCK OPTIONS

                Under the 1989 Management Stock Option Plan (the "1989 Plan") established on July 17, 1989, options to purchase 1,078,125 shares and 50,000 shares at exercise prices of $1.00 and $5.00 per share, respectively, have been granted and are outstanding as of February 3, 1996. All options granted under the 1989 Plan became vested and exercisable upon completion of the IPO and the payment of certain obligations to The Limited Inc. and expire on December 31, 1999.

                Under 1991 Stock Option Agreements between the Company and certain executive officers (the "1991 Options"), the Board of Directors approved and granted, on July 24, 1991, options to purchase 300,000 shares at an exercise price of $5.00 per share which are outstanding as of February 3, 1996. These options became vested and exercisable upon completion of the IPO and the payment of certain obligations to The Limited Inc. and expire on December 31, 1999.

                The voluntary resignation of an optionee does not limit the above options' expiration date or otherwise affect the exercisability of these options in any way.

                The Restated 1990 Stock Option Plan (as amended, the "1990 Plan") was established in June 1990 and amended in November 1991, December 1992 and May 1993. Exercise prices are required by the 1990 Plan to be not less than fair market value of the Company's stock on the date of grant. The total number of shares that may be optioned under the 1990 Plan, including past grants, is 880,000 shares. The options granted under the 1990 Plan expire between seven and ten years after the date of grant. As of January 28, 1995 and February 3, 1996, outstanding options to purchase 636,750 and 665,000 shares, respectively, have been granted under the Plan at average exercise prices of $11.09 and $8.80 per share, respectively. The options granted vest beginning one year from the date of grant, and vest fully after four or five years, subject to acceleration under certain circumstances. Employees of the Company whose judgment, initiative and efforts may be expected to contribute materially to the successful performance of the Company are eligible to receive options. Public Directors (as defined in the Restated Stockholders' Agreement) receive annual grants of options under the 1990 Plan. Options are granted, and the 1990 Plan is administered, by the Compensation Committee of the Board of Directors composed of non-employees of the Company. The Company recorded compensation expense pursuant to the 1990 Plan in fiscal 1994 and in fiscal 1995 of $120,000 and $246,000, respectively.

                A summary of stock option transactions under the 1990 Plan follows:

                                                                           Fiscal        Fiscal        Fiscal
                                                                            1993          1994          1995
                ---------------------------------------------------------------------------------------------
                Options outstanding at beginning of period                395,500       586,250       636,750
                Options granted (a)                                       344,500       169,500       111,500
                Options exercised                                          81,750        32,625         1,000
                Options canceled (a)                                       72,000        86,375        82,250
                Options outstanding at end of period                      586,250       636,750       665,000
                Options available for grant at end of period              207,000       123,875        94,625
                Options vested and outstanding at end of period            67,100       109,900       141,900
                Options exercisable at end of period and having
                   an exercise price that is less than the respective
                   year end common stock closing price                     43,375        54,100             0
                Range of option prices per share for
                   outstanding options                                 $4.07-$26.75   $4.50-$26.75  $4.50-$26.75

                (a) Options granted and options canceled do not include the reissuance in fiscal 1994 and fiscal 1995 of 160,000 and 210,000 options at exercise prices of $10.00 and $8.50 per share, respectively.

                The Company anticipates adopting SFAS No. 123, Accounting for Stock Based Compensation for disclosure purposes only, and will continue to account for stock based compensation under APB No. 25.

13. SUPPLEMENTAL CASH FLOW INFORMATION

                Net cash flow from operating activities reflects cash payments for interest and income taxes as follows (dollars in thousands):

                                                                           Fiscal         Fiscal        Fiscal
                                                                            1993           1994          1995
                ----------------------------------------------------------------------------------------------
                Interest expense (income), net
                   per statements of income                                 ($143)          $491         ($119)
                Less: Non-cash interest expense                              (106)          (101)          (41)
                                                                           ------         ------         -----
                Net cash interest, including interest income
                of $678, $1,170 and $1,425                                  ($249)          $390         ($160)
                                                                           ======         ======         =====
                Income taxes                                               $4,087         $1,605          $474
                                                                           ======         ======         =====



14. STOCK OFFERING AND NON-RECURRING CHARGES

                During the first quarter of fiscal 1993, a secondary offering was completed in which 1,729,355 shares of Common Stock were sold by certain stockholders at a price of $25.50. The Company did not receive any of the proceeds from the shares sold by the selling stockholders.

15. SUBSEQUENT EVENT

                On March 5, 1996, the Company and the Chase Manhattan Bank (N.A.) ("Chase") amended agreements providing two credit facilities and extended the term of each to February 1999. The first facility now provides for the issuance by Chase of trade letters of credit for the account of the Company in an aggregate amount at any time of up to $25.0 million, of which $13.9 million was utilized at February 3, 1996. The second facility now provides for revolving credit loans totaling a maximum of $15.0 million, of which up to $10.0 million would be available for standby letters of credit for general corporate purposes. The commitment fee for the revolving credit facility is a maximum of 1/2 of 1%. The credit facilities continue to be secured by a pledge of the stock of the Company's subsidiaries. Merchandise being purchased under outstanding trade letters of credit is subject to a security interest pursuant to the Letter of Credit agreement. Loans under the revolving credit facility will bear interest, at the option of the Company, at either (i) the higher of the Federal Funds Rate plus 0.5% or the prime commercial lending rate of Chase, or (ii) the London Interbank Offered Rate plus 1.5%. The Company has not drawn upon its revolving credit facility except to issue standby letters of credit totaling $4.5 million at February 3, 1996 as collateral for obligations in the ordinary course of business under casualty insurance policies.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(shares and dollars in thousands)

                                  Feb. 1,       Jan. 30,      Jan. 29,      Jan. 28,      Feb. 3,
Fiscal Year Ended                  1992           1993          1994          1995         1996
- -------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:

Net sales                        $264,071      $330,083      $344,090      $357,684     $369,173

Cost of goods sold, including
   buying and occupying costs     190,141       236,827       261,920       276,038      292,790

Gross profit                       73,930        93,256        82,170        81,646       76,383

General, administrative and
   store operating expenses        60,022        73,192        75,744        74,986       80,170

Non-recurring general expenses                   16,330

Operating income                   13,908         3,734         6,426         6,660       (3,787)

Interest expense (income), net      3,869          (281)         (143)          491         (119)

Non-recurring interest expense                    6,083

Income (loss) before taxes         10,039        (2,068)        6,569         6,169       (3,668)

Provision (benefit) for
   income taxes                     3,968          (748)        2,522         2,276         (957)

Provision for writedown of the
   compensation related
   deferred tax asset                                           2,479           917        1,928

Net income (loss)                   6,071        (1,320)        1,568         2,976       (4,639)

Net income (loss)
   per common share(1)               $.76         $(.04)         $.12          $.22        $(.38)

Weighted average number of
   common shares outstanding(1)     8,466        12,974        13,528        13,313       12,190


BALANCE SHEET DATA
(AT PERIOD END):

Working capital                   $12,432       $28,981       $24,533       $37,614      $38,394

Total assets                       74,648       123,807       141,607       138,434      139,033

Long-term debt                     20,214             0             0             0            0

Distribution center financing           0             0         6,293        13,233       12,333

Total stockholders' equity         19,284        84,832        87,320        90,672       86,283

(1) Prior to the completion of the initial public offering in Fiscal 1992, the weighted average common shares outstanding included outstanding warrants, certain stock options issued within one year of the offering and the outstanding options granted under the 1990 Stock Option Plan. Thereafter, all of the outstanding stock options are included. See also note 2 of Notes to the Company's Consolidated Financial Statements.

The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements, including the notes thereto. The data for the periods indicated has been derived from the consolidated financial statements of the Company, which have been audited by Coopers & Lybrand, L.L.P., independent accountants, whose report for the three fiscal years ended February 3, 1996 appears elsewhere in this annual report.

                            UNITED RETAIL GROUP, INC.

EXECUTIVE OFFICERS AND DIRECTORS

RAPHAEL BENAROYA
Chairman of the Board, President
and Chief Executive Officer*

GEORGE R. REMETA
Vice Chairman -- Chief Financial Officer,
Secretary and Director*

CHARLES R. WILKINSON
Executive Vice President -- Organizational Development

KENNETH P. CARROLL
Senior Vice President -- General Counsel*

ELLEN DEMAIO
Senior Vice President -- Merchandise

JULIE L. DALY
Vice President -- Planning and Distribution

KENT FRAUENBERGER
Vice President -- Logistics

JON GROSSMAN
Vice President -- Finance*

ALAN R. JONES
Vice President -- Real Estate

BRADLEY ORLOFF
Vice President -- Marketing

ROBERT PORTANTE
Vice President  -- MIS

FREDRIC E. STERN
Vice President -- Controller

JOHN I. TROMBLEY
Vice President -- Store Design and Construction

JOSEPH A. ALUTTO
A Director of the Company, is the Dean of the Max M. Fisher School of Business at Ohio State University

RUSSELL BERRIE
A Director of the Company, is the Chairman of the Board and Chief Executive Officer of Russ Berrie and Company, Inc., an international toy manufacturer

JOSEPH CIECHANOVER
A Director of the Company, is the Chairman of the Board of El Al Israel Airlines Ltd.

ILAN KAUFTHAL
A Director of the Company, is a Managing Director of Schroder Wertheim & Co., Inc., an investment banking firm

VINCENT P. LANGONE
A Director of the Company, is Chairman of the Board of L & S Associates, Inc., a management consulting firm

CHRISTINA A. MOHR
A Director of the Company, is a Managing Director of Lazard Freres & Co. LLC, an investment banking firm

RICHARD W. RUBENSTEIN
A Director of the Company, is a Partner of Squire, Sanders &
Dempsey, a law firm

*An officer of the parent holding company rather than the operating subsidiary, United Retail Incorporated or United Retail Logistics Operations Incorporated.

SHAREHOLDER INFORMATION

The Company's Annual Report on Form 10-K, including financial statement schedules, filed with the Securities and Exchange Commission ("SEC"), is available without charge upon written request to Kenneth P. Carroll, Esq., Senior Vice President - General Counsel, at the Company's headquarters. Mail should be addressed to 365 West Passaic Street, Rochelle Park, New Jersey, 07662; E-mail should be addressed to kcarrol@ibm.net. The Annual Report on Form 10-K is also available through the SEC at http://www.sec.gov.

The Common Stock is quoted on the NASDAQ National Market under the symbol "URGI." The last reported sale price of the Common Stock on the NASDAQ National Market on April 8, 1996 was 5 1/4. The following table sets forth the reported high and low sale prices of the Common Stock as reported by NASDAQ for each calendar quarter indicated.

                           High        Low
- -----------------------------------------------
1994
     First Quarter         $ 12 1/2    $ 8
     Second Quarter        $ 9 1/2     $ 7
     Third Quarter         $ 9         $ 6 1/2
     Fourth Quarter        $ 8 3/8     $ 6 1/2

1995
     First Quarter         $ 11 1/8    $ 7 5/8
     Second Quarter        $ 8 5/8     $ 5 3/8
     Third Quarter         $ 7 7/8     $ 4 1/8
     Fourth Quarter        $ 5 7/8     $ 3 7/8

1996
     First Quarter         $ 5 1/2     $ 3 7/8

The Company's transfer agent and registrar is Continental Stock Transfer and Trust Co., 2 Broadway, New York, New York 10004.

At March 31, 1996, there were approximately 1,700 beneficial owners of Common Stock.