Form 10-K, Exhibit 13
period 1997-02-01
UNITED RETAIL GROUP INC/DE
filed 1997-04-23
CIK 881905

                                                                    EXHIBIT 13

TABLE OF CONTENTS

        Management's Discussion and Analysis                           PAGE  6
        Report of Independent Accountants                              PAGE 12
        Consolidated Balance Sheets                                    PAGE 13
        Consolidated Statements of Operations                          PAGE 14
        Consolidated Statements of Cash Flows                          PAGE 15
        Consolidated Statements of Stockholders' Equity                PAGE 16
        Notes to Consolidated Financial Statements                     PAGE 17
        Selected Financial Data                                        PAGE 27

UNITED RETAIL GROUP, INC.

is a leading specialty retailer of private label large-size women's apparel and accessories, operating 569 stores in 36 states. The Company seeks to create a fashion-current, upscale image at prices that appeal to the middle mass market.

                                                         [AVENUE BY DESIGN LOGO]

                                                          [SIZES UNLIMITED LOGO]

                                                                  [16 PLUS LOGO]

UNITED RETAIL GROUP, INC.
CONSOLIDATED FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share amounts)

                                                      Fiscal             Fiscal
                                                        1995               1996
                                                  (53 weeks)         (52 weeks)
--------------------------------------------------------------------------------
Net sales                                          $ 369,173          $ 363,074
Loss before income taxes                              (3,668)            (6,823)
Benefit from income taxes                               (957)            (1,018)
Provision for write-down of the
  compensation related deferred
  tax asset                                            1,928                342
Net loss                                              (4,639)            (6,147)
Net loss per common share                              (0.38)             (0.50)
Net loss excluding the
  deferred tax asset write-down:
       Net loss                                       (2,711)            (5,805)
       Net loss per common share                       (0.22)             (0.48)
Weighted average outstanding shares
   (in thousands)                                     12,190             12,190
Stores open at end of period                             576                569
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 1996 VERSUS FISCAL 1995

      Net sales for Fiscal 1996 (52 weeks) decreased to $363.1 million from $369.2 million in Fiscal 1995 (53 weeks), principally from a decrease in sales volume rather than a change in average price. Average stores open increased from 552 to 581; see, however, "Properties," regarding the Company's real estate plan. Comparable store sales for the comparable 52 week periods decreased 3.6% for Fiscal 1996. There is no assurance that sales and comparable store sales will not continue to decrease. (Net sales for the two fiscal months ended April 5, 1997 were $57.7 million compared to $58.2 million in the comparable period in 1996; comparable store sales for the two month period increased 0.5%.)

      Gross profits decreased by $2.7 million to $73.7 million in Fiscal 1996 from $76.4 million in Fiscal 1995, decreasing as a percentage of net sales to 20.3% from 20.7%. The decrease in gross profits as a percentage of net sales was primarily attributable to higher occupancy costs as a percentage of net sales, partially offset by a reduction in payroll costs for merchants and planners. There is no assurance that gross profits will not continue to decrease.

      The women's apparel industry is subject to rapidly changing consumer fashion preferences. The Company's performance depends on the operational flexibility to respond to such changes quickly. See, "A Single Merchandise Assortment in Mid-Spring 1996." The industry has also been subject to shifting shopping patterns, both within the Company's sector (the specialty store sector) and in other channels of distribution, such as department stores, catalogues and electronic media. The Company also believes that consumer pressure to reduce prices throughout the women's apparel industry has become a permanent influence on the retail marketplace. Finally, in Fiscal 1996 the Company replaced its older proprietary brands of clothing with its new AVENUE [by design] brand. (Substantially all clothing carried a proprietary brand.) The transition from the older proprietary brands of clothing may have had an adverse effect on sales and merchandise margin rates and there is no assurance that the brand transition will not have an adverse effect in Fiscal 1997.

      General, administrative and store operating expenses were $80.1 million in Fiscal 1996, compared to $80.2 million in the previous year. As a percentage of net sales, general, administrative and store operating expenses increased to 22.1% from 21.7%, principally from higher store payroll costs as a percentage of net sales partially offset by lower administrative costs and insurance costs.

      During Fiscal 1996, the Company incurred an operating loss of $6.4 million compared to an operating loss of $3.8 million for Fiscal 1995. The Fiscal 1996 operating loss was 1.8% of net sales. There is no assurance that the Company will not continue to incur operating losses.

      Net interest expense was $0.4 million for Fiscal 1996, compared to net interest income of $0.1 million in 1995, principally as a result of lower interest income in Fiscal 1996.

      The Company had an income tax benefit of $1.0 million both in Fiscal 1996 and in Fiscal 1995 and recorded write-downs of the deferred tax asset, as explained below. The income tax benefit in Fiscal 1996 and Fiscal 1995 resulted from operating losses, the effect of which was partially offset in Fiscal 1996 by a $1.8 million valuation allowance in the full amount of the net deferred tax asset remaining after the write-down taken in Fiscal 1996.

      As part of certain non-recurring charges in Fiscal 1992, the Company incurred a non-cash compensation expense of $15.6 million because the stock options ("Performance Options") previously granted to Raphael Benaroya, Chairman of the Board, President and Chief Executive Officer of the Company, and George R. Remeta, Vice Chairman and Chief Financial Officer of the Company, vested in March 1992 and became exercisable until December 1999. The non-cash compensation expense resulted in the recognition of certain future tax benefits realizable at the time Performance Options are exercised based on an assumption that the market price of the Common Stock at the time of exercise will be $15 per share (the price of the initial public offering in March 1992). The write-downs occurred because the market price of Common Stock at the end of Fiscal 1996 and Fiscal 1995, respectively, was $3.125 and $3.875, respectively, and the future tax benefits had been based on an assumed market price of $15 per share. The write-down of the compensation related deferred tax asset was $0.3 million in Fiscal 1996 and $1.9 million in Fiscal 1995.

      The Company incurred a net loss of $6.1 million for Fiscal 1996 compared to a net loss of $4.6 million for Fiscal 1995. The net loss for each year reflected a write-down of the compensation related deferred tax asset. The net loss for Fiscal 1996 also reflected a valuation allowance in the full amount of the deferred tax asset. The write-down and the allowance, net of certain other tax entries, totaled $1.4 million for Fiscal 1996 and the write-down was $1.9 million for Fiscal 1995. Excluding the write-downs and allowance, the Company would have incurred a net loss of $4.7 million in Fiscal 1996 and a net loss of $2.7 million in Fiscal 1995.

FISCAL 1995 VERSUS FISCAL 1994


      Net sales for Fiscal 1995 increased 3.2% from Fiscal 1994, to $369.2 million from $357.7 million, principally from an increase in sales volume rather than a change in average price. Average stores open increased from 518 to 552. Comparable store sales decreased 1.9% for Fiscal 1995.

      Gross profits decreased by $5.3 million to $76.4 million in Fiscal 1995 from $81.6 million in Fiscal 1994, decreasing as a percentage of net sales to 20.7% from 22.8%. The decrease in gross profits as a percentage of net sales was primarily attributable to a decrease in the merchandise margin rate and higher occupancy costs as a percentage of net sales.

      General, administrative and store operating expenses were $80.2 million in Fiscal 1995, compared to $75.0 million in the previous year, principally from higher payroll costs, resulting principally from an increase in the number of stores. As a percentage of net sales, general, administrative and store operating expenses increased to 21.7% from 21.0%.

      During Fiscal 1995, the Company incurred an operating loss of $3.8 million compared to operating income of $6.7 million for Fiscal 1994. The operating loss was 1.0% of net sales.

      Net interest income was $0.1 million for Fiscal 1995, compared to net interest expense of $0.5 million in Fiscal 1994, principally as a result of mortgage origination fees incurred only in Fiscal 1994.

      The Company had an income tax benefit of $1.0 million in Fiscal 1995 and a provision for income taxes of $2.3 million in Fiscal 1994.

      The Company incurred a net loss of $4.6 million for Fiscal 1995, compared to net income of $3.0 million for Fiscal 1994. Excluding write-downs of the compensation related deferred tax asset, the Company would have incurred a net loss of $2.7 million in Fiscal 1995 and would have had net income of $3.9 million in Fiscal 1994.

A SINGLE MERCHANDISE ASSORTMENT COMMENCING IN MID-SPRING 1996

      The Company's merchandising had a divisional structure in most of Fiscal 1995, with one team of merchants providing inventory for stores located principally in malls and a separate team of merchants providing different inventory for stores concentrated in strip shopping centers. In order to improve its merchandise assortments, the Company changed from a divisional merchandising methodology to one in which a single team provides the same inventory for all the Company's stores. The separate teams of merchants for mall stores and strip shopping center stores were unified in the third quarter of Fiscal 1995. The first unified merchandise assortment arrived in Mid-Spring 1996.

      The unified merchandising structure for Fiscal 1997 has three specialized components. Product development, that is, developing fashion content and design, is a new function that was added to the existing merchandising function and product quality function. In April 1996, the Company recruited an experienced executive to handle product development of merchandise assortments arriving in Fiscal 1997 and thereafter.

      The Company believes Fiscal 1997 will be a period of transition for the unified team of merchants and the new product development team. There is no assurance that the new merchandising structure will increase sales and improve merchandise margin rates.

LIQUIDITY AND CAPITAL RESOURCES


      Net cash provided from operating activities in Fiscal 1996 was $7.6 million. The Company's cash on hand increased to $18.3 million at February 1, 1997 from $17.0 million at February 3, 1996. Income taxes receivable decreased to $0.2 million at February 1, 1997 from $2.7 million at February 3, 1996, principally as a result of refunds received in Fiscal 1996 with respect to net operating loss carrybacks.

      Inventory was $40.8 million at February 1, 1997 and $40.4 million at February 3, 1996. The Company's inventory levels peak in early May and December. During Fiscal 1996, the highest inventory level was $50.6 million. Import purchases are made in U.S. dollars and are generally financed by trade letters of credit. Short-term trade credit represents a significant source of financing for domestic merchandise purchases. Trade credit arises from the willingness of the Company's domestic vendors to grant extended payment terms for inventory purchases and is generally financed either by the vendor or a third-party factor. In Fiscal 1996, domestic purchases and import purchases each constituted approximately one-half of total purchases.

      The Company has agreements with The Chase Manhattan Bank ("Chase") providing two credit facilities until February 1999. The first facility provides for the issuance by Chase of trade letters of credit for the account of the Company in an aggregate amount at any time of up to $25.0 million, of which $22.5 million was utilized at February 1, 1997. The second facility provides for revolving credit loans totaling a maximum of $15.0 million, of which up to $10.0 million would be available for standby letters of credit for general corporate purposes. The credit facilities are secured by a pledge of the stock of the Company's subsidiaries and the Company's investments in cash equivalents. Also, merchandise purchased under trade letters of credit is subject to a security interest pursuant to the Letter of Credit Agreement. Finally, the Company is required to maintain most of its deposit account balances at Chase, where the deposits are subject to a right of offset by Chase. Loans under the revolving credit facility will bear interest, at the option of the Company, at either (i) the higher of the Federal Funds Rate plus 0.5% or the prime commercial lending rate of Chase, or (ii) the London Interbank Offered Rate plus 1.5%.

      The Company has not drawn upon its revolving credit facility except to issue standby letters of credit totaling $4.0 million at February 1, 1997 as collateral for obligations in the ordinary course of business under casualty insurance policies.

      The agreements for the credit facilities contain a number of financial covenants, including (i) tangible net worth to equal at least $70.0 million plus, for each fiscal year ending after February 3, 1996, for which net income shall be positive, an amount equal to 50% of net income, minus as of the end of Fiscal 1996 and thereafter any write-down or valuation allowance with respect to the deferred tax asset relating to Performance Options, and (ii) capital expenditures not to exceed $6.5 million in Fiscal 1997 and thereafter $10.0 million per annum, plus during the period after Fiscal 1996 (y) $10 million plus (z) if adjusted cash flow (as defined in the agreements) after February 1, 1997 is positive, 75% of adjusted cash flow for the period. The agreements also require: (i) the ratio of total debt (excluding accrued and payable expenses incurred in the ordinary course of business) to tangible net worth not be .45 to
      1.0 or more, (ii) the fixed charges ratio (as defined in the agreements) not be less than 1.0 to 1.0, (iii) the ratio of current assets to current liabilities not be less than 1.25 to 1.0, (iv) cash flow (as defined and calculated in the agreements) not be less than minimum amounts specified in the agreements, and (v) liquidity, defined as the sum of cash plus cash equivalents plus the unused commitment under the revolving credit facility, not be less than:

                         Month Ended           Amount

                            05/03/97    $15.1 million
                            05/31/97    $20.5 million
                            06/28/97    $26.7 million
                            08/02/97    $25.5 million
                            08/30/97    $21.8 million
                            09/27/97    $21.2 million
                            11/01/97    $15.6 million
                            11/29/97    $13.8 million
                            01/03/98    $31.5 million
                            01/31/98    $26.6 million

      The agreements also include certain restrictive covenants that impose limitations (subject to certain exceptions) on the Company with respect to, among other things, making or owning certain investments, declaring or paying dividends, acquiring Common Stock or preferred stock of the Company, making loans, engaging in any line of business other than apparel retailing, engaging in certain transactions with affiliates, or consolidating, merging or making acquisitions outside the ordinary course of business.

      It would constitute an event of default under the agreements if a majority of the Company's outstanding Common Stock were to be held by one person, or an investment group, other than an affiliate of The Limited, Inc., or Raphael Benaroya, the Chairman of the Board, President and Chief Executive Officer of the Company.

      The Company does not believe that continued compliance with the covenants under the agreements for the credit facilities will materially restrict its anticipated operations. The Company also believes that its credit facilities, together with anticipated cash flows from operating activities, will be adequate to meet anticipated working capital needs, including seasonal financing needs, for the next 12 months. The preceding sentences in this paragraph constitute forward-looking information under the 1995 Private Securities Litigation Reform Act (the "Reform Act") and are subject to the factors referred to under the caption "Future Results."

      The accounts receivable from the Company's proprietary credit cards are purchased daily by Citibank (South Dakota), N.A. ("Citibank") at a discount that is adjusted annually. There is no assurance that the annual adjustment in the discount rate will not increase materially the cost of the Company's proprietary credit card programs.

      Overseas production of merchandise purchased by the Company is mainly in South Asia (principally Hong Kong, Taiwan, India, and South Korea) and Turkey and is obtained through independent agents. The Company's operations may be adversely affected by political instability resulting in disruption of trade with foreign countries in which the Company's foreign suppliers are located, the adoption of additional regulations relating to imports or duties, the imposition of taxes or other charges on imports, any significant fluctuation of the value of the dollar against foreign currencies, and restrictions on the transfer of funds.

PROPERTIES


      The Company leased 569 retail stores at February 1, 1997, of which 311 stores were located in strip shopping centers, 228 stores were located in malls and 30 were located in downtown shopping districts. The Company's retail square footage was 2.2 million square feet both at February 3, 1996 and at February 1, 1997. The Company presently plans to reduce the amount of retail square footage by 4% to 6% in Fiscal 1997. The Company plans to open new mall stores only in exceptional circumstances. The Company will decrease the retail square footage in mall locations gradually by letting underperforming leases expire. The Company intends to pay the costs of new store openings from net cash provided by operating activities. The preceding sentences of this paragraph constitute forward-looking information under the Reform Act and are subject to the factors referred to under the caption "Future Results".

      New stores and newly remodeled stores will use The Avenue(R) trade name.

      The Company conducted an experiment with a total of 55 new stores and remodeled stores that sold both large size merchandise and smaller "missy" sizes in separate departments. The Company discontinued "missy" assortments in those stores and sells large sizes there exclusively. The conversion was completed in the second quarter of Fiscal 1996.

COMPUTER SYSTEMS


      The Company intends to modify its computer software programs to accommodate dates after 1999. The cost of modifications is expected to be less than $1.0 million in Fiscal 1997.

SEASONALITY


      The Company's business is usually seasonal. From Fiscal 1991 through Fiscal 1995, the first half of each year provided a greater portion of the Company's annual operating income. In Fiscal 1996, however, the operating loss in the first half exceeded the operating loss in the second half.



INFLATION AND CHANGING PRICES


      Inflation has not had a significant effect on the Company's operations.

FUTURE RESULTS


      Future results could differ materially from those currently anticipated due to possible (i) miscalculation of fashion trends, (ii) shifting shopping patterns, both within the specialty store sector and in other channels of distribution, (iii) extreme or unseasonable weather conditions, (iv) economic downturns, weakness in overall consumer demand, and variations in the demand for women's fashion apparel, (v) imposition by vendors, or their third-party factors, of more onerous payment terms for domestic merchandise purchases, (vi) acceleration in the rate of business failures and inventory liquidations in the specialty store sector of the women's apparel industry, (vii) increase in the rate of bad debt expense among the Company's proprietary credit card holders, (viii) disruptions in the sourcing of merchandise abroad, including (a) China's assumption of control of Hong Kong in 1997, (b) China's claims to sovereignty over Taiwan, (c) North Korea's claims to sovereignty over South Korea, (d) exchange rate fluctuations, (e) political instability,
      (f) trade sanctions or restrictions, (g) changes in quota and duty regulations, (h) delays in shipping or (i) increased costs of transportation, and (ix) adverse reaction to the replacement of the Company's older proprietary brands of clothing with its new AVENUE [by design] brand.

      Dated : April 14, 1997

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF UNITED RETAIL GROUP, INC.:

   We have audited the accompanying consolidated balance sheets of United Retail Group, Inc. and Subsidiaries (the "Company") as of February 1, 1997 and February 3, 1996 and the related consolidated statements of income, cash flows and stockholders' equity for each of the three Fiscal years ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Retail Group, Inc. and Subsidiaries as of February 1, 1997 and February 3, 1996 and the consolidated results of their operations and their cash flows for each of the three Fiscal years ended February 1, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand, LLP

New York, New York

February 14, 1997

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

ASSETS                                                                     February 3, 1996    February 1, 1997
     ----------------------------------------------------------------------------------------------------------
     Current assets:
          Cash and cash equivalents                                               $  17,040           $  18,264
          Income taxes receivable                                                     2,719                 229
          Accounts receivable                                                         1,770               1,297
          Inventory                                                                  40,401              40,778
          Prepaid rents                                                               4,473               4,485
          Other prepaid expenses                                                      2,936               2,656
     ----------------------------------------------------------------------------------------------------------
     Total current assets                                                            69,339              67,709


     Property and equipment, net                                                     60,737              54,892
     Deferred charges and other intangible assets, net of
         accumulated amortization of $1,265 and $1,490                                6,846               7,031
     Deferred income taxes                                                              811                  --
     Other assets                                                                     1,300                 715
     ----------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                                 $ 139,033             130,347
     ----------------------------------------------------------------------------------------------------------

LIABILITIES
     Current liabilities:
          Current portion of distribution center financing                        $     901           $     978
          Accounts payable, trade                                                    15,210              16,543
          Accrued expenses                                                           14,834              13,247
     ----------------------------------------------------------------------------------------------------------
     Total current liabilities                                                       30,945              30,768


     Distribution center financing                                                   12,333              11,355
     Other long-term liabilities                                                      9,472               8,011
     ----------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES                                                               52,750              50,134
     ----------------------------------------------------------------------------------------------------------
     Commitments and contingencies

STOCKHOLDERS' EQUITY
     Preferred stock, $.001 par value; authorized 1,000,000; none issued
     Common stock,  $.001 par value; authorized 30,000,000;
     issued 12,680,375; and outstanding 12,190,375                                       13                  13
     Additional paid-in capital                                                      78,182              78,259
     Retained earnings                                                                8,670               2,523
     Treasury stock (490,000 shares) at cost                                           (582)               (582)
     ----------------------------------------------------------------------------------------------------------
     TOTAL STOCKHOLDERS' EQUITY                                                      86,283              80,213
     ----------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                   $ 139,033           $ 130,347

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share amounts)

                                                       52 weeks              53 weeks               52 weeks
Fiscal Year Ended                              January 28, 1995      February 3, 1996       February 1, 1997
------------------------------------------------------------------------------------------------------------
Net Sales                                           $   357,684          $    369,173           $    363,074
Cost of goods sold, including
   buying and occupancy costs                           276,038               292,790                289,421
------------------------------------------------------------------------------------------------------------
Gross profit                                             81,646                76,383                 73,653

General, administrative and
   store operating expenses                              74,986                80,170                 80,063
------------------------------------------------------------------------------------------------------------
Operating income (loss)                                   6,660                (3,787)                (6,410)

Interest (income) expense, net                              491                  (119)                   413
------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                         6,169                (3,668)                (6,823)
Provision (benefit) for income taxes                      2,276                  (957)                (1,018)
Provision for write-down of the
   compensation related deferred tax asset                  917                 1,928                    342
------------------------------------------------------------------------------------------------------------
        Net income (loss)                           $     2,976          $(     4,639)          $(     6,147)
------------------------------------------------------------------------------------------------------------
Net income (loss) per common share                  $      0.22          $(      0.38)          $(      0.50)
------------------------------------------------------------------------------------------------------------
Weighted average number of common and
   common equivalent shares outstanding              13,313,085            12,190,294             12,190,375

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

Fiscal Year Ended                                                 Jan. 28, 1995       Feb. 3, 1996       Feb. 1, 1997
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                                 $  2,976           $( 4,639)          $( 6,147)
     Adjustments to reconcile net income (loss) to
        net cash provided from operating activities:
           Depreciation and amortization
              of property and equipment                                  10,768             10,101              9,983
           Amortization of deferred charges, other intangible
              assets and original issue discount                            350                224                225
           Loss on disposal of assets                                       164                379                463
           Compensation expense                                             120                246                 77
           Provision for deferred income taxes                            1,653              3,645                811
           Deferred lease assumption revenue amortization                    --               (455)              (531)
           Lease assumption proceeds                                         --              3,523                 --
     Changes in operating assets and liabilities:
           Accounts receivable                                               85                647                473
           Income taxes receivable                                           --             (2,719)             2,490
           Inventory                                                        383             (2,883)              (377)
           Accounts payable and accrued expenses                         (8,797)             2,194                656
           Prepaid expenses                                                (512)            (1,004)               268
           Income taxes payable                                              14             (1,627)                --
           Other assets and liabilities                                      12                505               (768)
---------------------------------------------------------------------------------------------------------------------
     Net Cash Provided from Operating Activities                          7,216              8,137              7,623
---------------------------------------------------------------------------------------------------------------------

INVESTMENT ACTIVITIES:
           Capital expenditures                                         (10,294)           (10,523)            (4,602)
           Deferred payment for property and equipment                   (5,330)               934               (896)
---------------------------------------------------------------------------------------------------------------------
     Net Cash Used for Investing Activities                             (15,624)            (9,589)            (5,498)
---------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
           Proceeds from issuance of distribution
              center financing                                            8,000                 --                 --
           Net proceeds from issuance of common stock                       256                  4                 --
           Repayments of long-term debt                                    (729)              (832)              (901)
---------------------------------------------------------------------------------------------------------------------
     Net Cash Provided From (Used In) Financing Activities                7,527               (828)              (901)
---------------------------------------------------------------------------------------------------------------------

     Net (decrease) increase in cash and cash equivalents                  (881)            (2,280)             1,224
     Cash and cash equivalents, beginning of period                      20,201             19,320             17,040
---------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of period                          $ 19,320           $ 17,040           $ 18,264
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(shares and dollars in thousands)

                               Common        Common
                                Stock         Stock      Additional                Treasury        Total
                               Shares         $.001        Paid-in     Retained      Stock,    Stockholders'
                             Outstanding    Par Value      Capital     Earnings     at Cost        Equity
------------------------------------------------------------------------------------------------------------
Balance, January 30, 1994      12,157          $13         $77,556      $10,333      $(582)       $87,320

Exercise of stock options          32                          256                                    256
Compensation expense                                           120                                    120
Net income                                                                2,976                     2,976
------------------------------------------------------------------------------------------------------------
Balance, January 28, 1995      12,189           13          77,932       13,309       (582)        90,672
------------------------------------------------------------------------------------------------------------
Exercise of stock options           1                            4                                      4
Compensation expense                                           246                                    246
Net loss                                                                 (4,639)                   (4,639)
------------------------------------------------------------------------------------------------------------
Balance, February 3, 1996      12,190           13          78,182        8,670       (582)        86,283
------------------------------------------------------------------------------------------------------------
Compensation expense                                            77                                     77
Net loss                                                                 (6,147)                   (6,147)
------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997      12,190          $13         $78,259      $ 2,523      $(582)       $80,213
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

      On July 17, 1989, Sizes Unlimited Acquisition Corporation was merged with and into Lernmark, Inc. ("Lernmark"), a wholly-owned subsidiary of The Limited, Inc. ("The Limited") with Lernmark being the surviving corporation. Lernmark was the holding company for Lerner Woman/Sizes Unlimited, a division of The Limited. Lernmark subsequently changed its name to United Retail Group, Inc. ("United Retail"). The Limited, through an affiliate, initially retained a one-third interest in United Retail through its acquisition of 2.5 million shares of United Retail's Common Stock. For financial reporting purposes, the acquisition was accounted for using the purchase method and, accordingly, the results of operations have been included in the financial statements from April 30, 1989, which is considered to be the effective date. The total cost of the acquisition, which includes costs directly related to the acquisition, was allocated among the net assets acquired on the basis of the respective fair values of such net assets adjusted for the one-third interest initially retained by The Limited.

      The consolidated financial statements include the accounts of United Retail and its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

      Certain prior year balances have been reclassified to conform with the Fiscal 1996 presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      FISCAL YEAR

      The Company's Fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the Fiscal year commences. Fiscal year 1996 consisted of 52 weeks and ended on February 1, 1997. Fiscal year 1995 consisted of 53 weeks and ended on February 3, 1996. Fiscal year 1994 consisted of 52 weeks and ended on January 28, 1995.

      NET RETAIL SALES AND REVENUES

      Sales are net of returns and exclude sales tax. Revenues include sales from all stores operating during the period.

      MARKETING COSTS

      Marketing costs are charged to operations as incurred.

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include amounts on deposit with financial institutions with maturities of less than 90 days.

      INVENTORY

      Inventory is stated at the lower of cost or market, on a first-in, first-out basis, utilizing the retail method.

      PROPERTY AND DEPRECIATION

      Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives of 40 years for the distribution center building, the life of the lease for leaseholds, improvements, furniture and fixtures, 20 years for material handling equipment and 5 years for other property. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance, repairs and minor renewals are charged to expense as incurred. Renewals and betterments which extend service lives are capitalized.

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

      In the third quarter of Fiscal 1994, the Company changed the estimated useful lives of furniture and fixtures at new store locations opened after Fiscal 1991 from 7 years to the life of the lease. This change in estimate resulted in a reduction of depreciation expense of approximately $700,000 in Fiscal 1994.

      COMPUTATION OF INCOME (LOSS) PER COMMON SHARE

      Net income (loss) per common share is computed using the weighted average number of common and common equivalent shares (stock options) outstanding during the period. Shares issuable upon the exercise of stock options have not been included in the primary earnings per share computation for Fiscal 1995 and Fiscal 1996 because the effect of such would be anti-dilutive.

      For Fiscal 1994, 1995 and 1996, the net income (loss) per share would have been $.29, ($.22) and ($.48) per share, respectively, if the provision for the write-down of the compensation related deferred tax asset of $0.9 million, $1.9 million and $0.3 million, respectively, was excluded (see
      Note 8).

      In February 1997, Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", was issued which establishes standards for computing and presenting earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company has not yet determined the impact of implementing the statement on earnings per share.

      DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS

      Certain loan facility fees and other costs of obtaining financing are being amortized on a straight-line basis over the term of the related loan. Goodwill, as of February 1, 1997, of $6,640,000 represents the excess cost over the fair market value of the net assets of the businesses acquired. Goodwill is being amortized over a 40-year period using the straight-line method.

      The Company acquired certain trademarks during Fiscal 1996 in the amount of $410,000. These amounts are being amortized over 10 and 15 year periods using the straight-line method.

      The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of deferred charges and other intangible assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that the asset should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net cash flows over the remaining life of the asset in measuring whether the asset is recoverable.

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

      STORE OPENING COSTS

      All costs associated with the opening of new stores are being expensed as incurred.

3. PROPERTY AND EQUIPMENT


      Property and equipment, at cost, consists of (dollars in thousands):

                                           February 3, 1996    February 1, 1997
      -------------------------------------------------------------------------
      Land                                         $  2,176            $  2,176
      Buildings                                      10,574              10,574
      Furniture, fixtures and equipment              59,766              61,414
      Leasehold improvements                         31,232              31,348
      Beneficial leaseholds                          11,397              10,005
      Construction in progress                          611                 228
                                                   --------            --------
                                                    115,756             115,745

      Accumulated depreciation and
        amortization, including beneficial
        leaseholds of $8,934 and $8,339             (55,019)            (60,853)
                                                   --------            --------
      Property and equipment, net                  $ 60,737            $ 54,892
                                                   --------            --------

4. ACCRUED EXPENSES


      Accrued expenses consist of (dollars in thousands):

                                  February 3, 1996    February 1 ,1997
      ----------------------------------------------------------------
      Fixed asset payable                  $   934             $    38
      Occupancy expenses                     2,731               3,308
      Payroll related expenses               2,899                 773
      Insurance payable                      2,914               2,905
      Sales taxes payable                    1,346                 770
      Other                                  4,010               5,453
                                           -------             -------
                                           $14,834             $13,247
                                           -------             -------

5. LEASED FACILITIES AND COMMITMENTS


      Annual store rent is composed of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments to the landlord covering taxes, maintenance and certain other expenses.

      Rent expense was as follows (dollars in thousands):

                                Fiscal 1994     Fiscal 1995    Fiscal 1996
      --------------------------------------------------------------------
      Store rent
        Fixed minimum               $37,002         $39,300        $40,546
        Percentage                      (31)             41            (26)
                                    -------         -------        -------
      Total store rent               36,971          39,341         40,520
        Equipment and  other            404             517            424
                                    -------         -------        -------
      Total rent expense            $37,375         $39,858        $40,944
                                    =======         =======        =======

      At February 1, 1997, the Company was committed under store leases with initial terms ranging from 1 to 20 years and with varying renewal options. At January 28, 1995, February 3, 1996 and February 1, 1997, accrued rent expense amounted to $5.5 million, $5.5 million and $5.7 million, respectively, of which $5.6 million, $5.9 million and $5.5 million, respectively, is included in "Other long-term liabilities".

      A summary of approximate rent commitments under noncancelable leases follows (dollars in thousands) for the Fiscal years:

      1997                               $38,750
      1998                                31,530
      1999                                27,241
      2000                                23,933
      2001                                21,441
      Thereafter                          80,624
                                        --------
      Total minimum obligations         $223,519
                                        ========

      In July 1995, the Company agreed to assume the lease obligations of 21 stores previously operated by another retail chain. In order to induce the Company to assume the leases, the assignor of the leases paid the Company approximately $3.5 million. This payment has been recorded as accrued rent payable and is being amortized against rent expense over the life of the assumed leases. As of February 1, 1997, the unamortized balance was $2.5 million.

6. LONG-TERM DEBT

      Long-term debt consists of (dollars in thousands):

                                             February 3, 1996    February 1, 1997
      ---------------------------------------------------------------------------
      Distribution center financing:
      Current portion                                 $   901             $   978
      Long-term portion                                12,333              11,355
                                                      -------             -------
      Total distribution center financing             $13,234             $12,333
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

      The Company and The Chase Manhattan Bank ("Chase") are parties to agreements providing two credit facilities, the term of which expires in February 1999. The first facility provides for the issuance by Chase of trade letters of credit for the account of the Company in an aggregate amount at any time of up to $25.0 million, of which $22.5 million was utilized at February 1, 1997. The second facility provides for revolving credit loans totaling a maximum of $15.0 million, of which up to $10.0 million would be available for standby letters of credit for general corporate purposes. As of February 1, 1997, the Company has not drawn upon its revolving credit facility except to issue standby letters of credit totaling $4.0 million as collateral for obligations under casualty insurance policies.

      The Company is obligated to maintain several financial covenants, including a current ratio and a fixed charges ratio, and has restrictions on paying dividends, as well as a limitation on aggregate capital expenditures.

      The Company has pledged to Chase as collateral the shares of common and preferred stock of its subsidiaries.

      7. FAIR VALUE OF FINANCIAL INSTRUMENTS


      The following represents the fair value of the Company's financial instruments:

                                                  February 3, 1996    February 1, 1997
      --------------------------------------------------------------------------------
      Assets
      Cash and cash equivalents
      Carrying Amount                                      $17,040             $18,264
      Fair Value                                           $17,040             $18,264
      Liabilities
      Long term debt including current portion
      Carrying Amount                                      $13,234             $12,333
      Fair Value                                           $13,415             $12,084

      The carrying amounts of cash and cash equivalents approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt, including current portion, is estimated based on the current rates quoted to the Company for debt of the same or similar issues.

      8. INCOME TAXES


      The Company provides for income taxes in accordance with SFAS No.109, "Accounting for Income Taxes". This statement requires the use of the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance.

      The provision (benefit) for income taxes consists of (dollars in thousands):

                            Fiscal 1994    Fiscal 1995    Fiscal 1996
      ---------------------------------------------------------------
      Currently payable:
      Federal                    $1,455        $(2,523)      ($ 1,584)
      State                          85           (151)            97
                                 ------        -------       --------
                                  1,540         (2,674)        (1,487)
                                 ------        -------       --------
      Deferred:
      Federal                     1,353          2,850            696
      State                         300            795            115
                                 ------        -------       --------
                                  1,653          3,645            811
                                 ------        -------       --------
                                 $3,193        $   971       ($   676)
                                 ======        =======       ========

      Reconciliation of the provision (benefit) for income taxes from the U.S. Federal statutory rate to the Company's effective rate are as follows:

                                           Fiscal 1994     Fiscal 1995      Fiscal 1996
      ---------------------------------------------------------------------------------
      Statutory Federal Income tax rate          34.0%           (34.0%)          (34.0%)
      State income taxes, net of
           Federal benefit                        2.2              5.3              0.4
      Goodwill amortization                       1.1              1.9              1.0
      Other                                       (.4)              .7             (1.0)
                                                 ----            -----            -----
      Sub-total                                  36.9            (26.1)           (33.6)
      Charitable contribution benefit              .0               .0             (3.0)
      Write-down of the compensation
           related deferred tax asset            14.9             52.6              5.0
      Valuation allowance                         0.0              0.0             21.7
                                                 ----            -----            -----
                                                 51.8%            26.5%            (9.9%)
                                                 ====            =====            =====

      The Company's net deferred tax asset reflects the tax impact of temporary differences. The components of the net deferred tax asset as of February 1, 1997 are as follows:

      Assets:
                                      Inventory        $245
                          Accruals and reserves       1,200
                                   Compensation       1,553
                  NOL and credit carry forwards       2,440
                                                     ------
                                                      5,438
                                                     ------
      Liabilities:
                                   Depreciation       1,876
                                   Prepaid rent       1,732
                                                     ------
                                                      3,608
                                                     ------

                            Valuation allowance       1,830
                                                     ------
                         Net deferred tax asset      $    0
                                                     ======

      Future realization of the tax benefits attributable to these existing deductible temporary differences ultimately depends on the existence of sufficient taxable income within the carry-back and/or carry-forward period available under the tax law at the time of the tax deduction. Because it is more likely than not that the net deferred tax asset will not be realized, a valuation allowance has been recorded. Included in the Fiscal 1994, Fiscal 1995 and Fiscal 1996 income tax expense is a $0.9 million, $1.9 million and $0.3 million write-down of the compensation related deferred tax asset, respectively, which had been recorded in Fiscal 1992 based upon the initial public offering price of $15 per share.

      As of February 1, 1997, the remaining compensation related deferred tax asset will be fully realizable upon the exercise of all of the outstanding options only if (i) the market price of the stock equals or exceeds $3.125 per share upon exercise, (ii) the compensation expense deduction is not limited by future enacted tax laws and (iii) there is sufficient taxable income within the carry-back and/or carry-forward period available. The underlying options of the compensation related deferred tax asset are exercisable through December 31, 1999.

      At February 3, 1996 and February 1, 1997, the Company has pre-acquisition net operating loss carry forwards aggregating approximately $0.6 million and $0.5 million, respectively, available to reduce future taxable income in certain states, expiring through 2004.

9. RELATED PARTY TRANSACTIONS


      The Company shared certain store locations with subsidiaries of The Limited and was charged by The Limited for occupancy costs. The impact on the statements of income of these occupancy charges was as follows (dollars in thousands):

                                       Fiscal 1994    Fiscal 1995    Fiscal 1996
      --------------------------------------------------------------------------
      Cost of goods sold, including
        buying and occupancy costs            $636           $537           $367

      An affiliate of the Chairman of the Board of the Company (in which he holds an 80% interest) provides management and administrative services to a subsidiary of The Limited for a base annual fee and profit sharing fee, the profit sharing fee being the lower of one-third of net profits or $150,000 per annum. During Fiscal 1994, Fiscal 1995 and Fiscal 1996, the aforementioned affiliate was paid $63,000, $114,000 and $105,000, respectively, by that subsidiary of The Limited.

      During Fiscal 1994, Fiscal 1995, and Fiscal 1996, the Company incurred expenses to the aforementioned subsidiary of The Limited and to the affiliate of the Chairman of the Board of the Company referred to above in the combined amounts of $179,000, $639,000 and $1,009,000, respectively, under certain Sublicensing Agreements with respect to trademarks.

      In Fiscal 1994 and Fiscal 1996, the Company made investments in a vendor from which the Company purchased apparel. The investments totaled $12,500 for approximately 22% of the outstanding common stock of the vendor and an unsecured loan facility in the amount of $400,000, which expired on January 31,1997. Purchases during Fiscal 1995 and Fiscal 1996 totaled $1.8 million and $2.7 million, respectively.

      During Fiscal 1995, the Company made an investment in one of the purchasing agents that acted on the Company's behalf in contracting for apparel with foreign vendors. The investment made during Fiscal 1995 (which is the only investment made in the purchasing agent by the Company) was $463,000 for 25% of the outstanding common stock of the purchasing agent. Fees paid to the purchasing agent during Fiscal 1995 and Fiscal 1996 totaled $844,000 and $497,000, respectively, principally as percentage commissions on apparel purchases. In Fiscal 1995, the Company extended to the purchasing agent a loan of $125,000 with interest at 2 percentage points over the prime rate which was repaid in full in May 1996.

10. RETIREMENT PLAN


      The Company maintains a defined contribution pension plan. Generally, an employee is eligible to participate in the plan if the employee has completed one year of full-time continuous service. The Company makes a 50% match of a portion of employee savings contributions.

      Pension costs for all benefits charged to income during Fiscal 1994, Fiscal 1995 and Fiscal 1996 approximated $92,000, $248,000 and $335,000, respectively.

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

12. STOCK OPTIONS


      Under the 1989 Management Stock Option Plan (the "1989 Plan") established on July 17, 1989, options to purchase 1,078,125 shares and 50,000 shares at exercise prices of $1.00 and $5.00 per share, respectively, have been granted and are outstanding as of February 1, 1997. All options granted under the 1989 Plan became vested and exercisable upon completion of the Company's initial public offering (IPO) and the payment of certain obligations to The Limited Inc. and expire on December 31, 1999.

      Under 1991 Stock Option Agreements between the Company and certain executive officers (the "1991 Options"), the Board of Directors approved and granted, on July 24, 1991, options to purchase 300,000 shares at an exercise price of $5.00 per share which are outstanding as of February 1, 1997. These options became vested and exercisable upon completion of the IPO and the payment of certain obligations to The Limited Inc. and expire on December 31, 1999.

      The voluntary resignation of an optionee does not limit the above options' expiration date or otherwise affect the exercisability of these options in any way.

      The Restated 1990 Stock Option Plan (as amended, the "1990 Plan") was established in June 1990, amended in November 1991, December 1992 and May 1993, and terminated in May 1996. Exercise prices were not less than fair market value of the Company's stock on the date of grant. The options granted under the 1990 Plan expire between seven and ten years after the date of grant. As of February 3, 1996 and February 1, 1997, outstanding options to purchase 665,000 and 658,000 shares, respectively, were granted under the Plan at average exercise prices of $8.80 and $6.78 per share, respectively. The options granted vest beginning one year from the date of grant, and vest fully after four or five years, subject to acceleration under certain circumstances. to the 1990 Plan in Fiscal 1995 and Fiscal 1996 of $246,000 and $77,000, respectively.

      A summary of stock option transactions under the 1990 Plan follows:

                                                               Fiscal 1994     Fiscal 1995      Fiscal 1996
      -----------------------------------------------------------------------------------------------------
      Options outstanding at beginning of period                   586,250         636,750          665,000
      Options granted (a)                                          169,500         111,500           99,000
      Options exercised                                             32,625           1,000                0
      Options canceled (a)                                          86,375          82,250          106,000
      Options outstanding at end of period                         636,750         665,000          658,000
      Options available for grant at end of period                 123,875          94,625                0
      Options vested and outstanding
        at end of period                                           109,900         141,900          102,895
      Options exercisable at end of period and having
        an exercise price that is less than the respective
        year end common stock closing price                         54,100               0                0
      Range of option prices per share for
        outstanding options                                   $4.50-$26.75    $4.50-$26.75    $4.125-$26.75

      (a) Options granted and options canceled do not include the reissuance in Fiscal 1994, Fiscal 1995 and Fiscal 1996 of 160,000, 210,000 and 271,500
      options at exercise prices of $10.00, $8.50 and $5.125 per share, respectively.

      The 1996 Stock Option Plan (the "1996 Plan") was established in May 1996. Exercise prices are required by the 1996 Plan to be not less than fair market value of the Company's stock on the date of grant. The total number of shares that may be optioned under the 1996 Plan is 440,000 shares. The options granted under the 1996 Plan expire ten years after the date of grant. As of February 1, 1997, outstanding options to purchase 45,000 shares have been granted under the Plan at an average exercise price of $3.00 per share. The options granted vest beginning one year from the date of grant, and vest fully after five years, subject to acceleration under certain circumstances. Employees of the Company whose judgment, initiative and efforts may be expected to contribute materially to the successful performance of the Company are eligible to receive options. Public Directors will receive annual grants of options under the 1996 Plan. Options are granted, and the 1996 Plan is administered, by the Compensation Committee of the Board of Directors composed of non-employees of the Company.

      A summary of stock option transactions under the 1996 Plan follows:

                                                              Fiscal 1996
      -------------------------------------------------------------------
      Options outstanding at beginning of period                        0
      Options granted                                              45,000
      Options exercised                                                 0
      Options canceled                                                  0
      Options outstanding at end of period                         45,000
      Options available for grant at end of period                395,000
      Options vested and outstanding at end of period                   0
      Options exercisable at end of period and having
        an exercise price that is less than the respective
        year end common stock closing price                             0
      Option price per share for
        outstanding options                                      $   3.00

      The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under Opinion No. 25, compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price on the measurement date.

      The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under Opinion No. 25, compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price on the measurement date. In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which encourages companies to recognize expense for stock-based awards based on their estimated value on the date of grant. SFAS No. 123, which is first effective for Fiscal year 1996, does not require companies to change their existing accounting for stock-based awards. The Company continues to account for stock-based compensation plans using the intrinsic value method, and has supplementally disclosed pro forma information required by SFAS No. 123.

                                                 Fiscal 1995     Fiscal 1996
      ----------------------------------------------------------------------
      Net income (loss) - as reported                ($4,639)        ($6,147)
      Net income (loss) - pro forma                  ($4,797)        ($6,416)

      Earnings (loss) per share - as reported        ($ 0.38)        ($ 0.50)
      Earnings (loss) per share - pro forma          ($ 0.39)        ($ 0.53)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

      Expected dividend yield               0.00%
      Expected stock price volatility         50%
      Risk-free interest rate               5.72%
      Expected life of options            5 years

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

13. SUPPLEMENTAL CASH FLOW INFORMATION


      Net cash flow from operating activities reflects cash payments for interest and income taxes as follows (dollars in thousands):

                                        Fiscal 1994     Fiscal 1995     Fiscal 1996
      -----------------------------------------------------------------------------
      Interest expense (income), net
         per statements of income            $  491           ($119)         $  413

      Less: Non-cash interest
         (expense) income                      (101)            (41)             50

      Net cash interest, including
         interest income of
         $1,170, $1,425 and $924             $  390           ($160)         $  463

      Income taxes paid (refunded)           $1,605            $474         ($3,990)

United RETAIL GROUP, INC. AND SUBSIDIARIES SELECTED FINANCIAL DATA (dollars in thousands, except per share data)

Fiscal Year Ended                     Jan. 30, 1993       Jan. 29, 1994       Jan. 28, 1995      Feb. 3, 1996      Feb. 1, 1997
-------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net sales                                $ 330,083           $ 344,090           $357,684          $ 369,173         $ 363,074
Cost of goods sold,including
   buying and occupancy costs              236,827             261,920            276,038            292,790           289,421
Gross profit                                93,256              82,170             81,646             76,383            73,653
General, administrative
   and store operating expenses             73,192              75,744             74,986             80,170            80,063
Non-recurring general expenses              16,330
Operating income (loss)                      3,734               6,426              6,660             (3,787)           (6,410)
Interest expense (income), net                (281)               (143)               491               (119)              413
Non-recurring interest expense               6,083
Income (loss) before taxes                  (2,068)              6,569              6,169             (3,668)           (6,823)
Provision (benefit)
   for income taxes                           (748)              2,522              2,276               (957)           (1,018)
Provision for write-down of
   the  compensation related
   deferred tax asset                                            2,479                917              1,928               342
Net income (loss)                           (1,320)              1,568              2,976             (4,639)           (6,147)
Net income (loss)
   per common share                      $    (.04)          $     .12           $    .22          $    (.38)        $    (.50)
Weighted average number
   of common shares outstanding
   (in thousands)                           12,974              13,528             13,313             12,190            12,190

BALANCE SHEET DATA (AT PERIOD END)
Working capital                          $  28,981           $  24,533           $ 37,614          $  38,394         $  36,941
Total assets                               123,807             141,607            138,434            139,033           130,347
Long-term debt                                   0                   0                  0                  0                 0
Distribution center financing                    0               6,293             13,233             12,333            11,355
Total stockholders' equity                  84,832              87,320             90,672             86,283            80,213

The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements, including the notes thereto. The data for the periods indicated has been derived from the consolidated financial statements of the Company, which have been audited by Coopers & Lybrand, L.L.P., independent accountants, whose report for the three Fiscal years ended February 1, 1997, appears elsewhere in this annual report.

UNITED RETAIL GROUP, INC.

EXECUTIVE OFFICERS AND DIRECTORS

RAPHAEL BENAROYA
Chairman of the Board, President
and Chief Executive Officer*

GEORGE R. REMETA
Vice Chairman - Chief Financial Officer,
Secretary and Director*

KENNETH P. CARROLL
Senior Vice President - General Counsel*

ELLEN DEMAIO
Senior Vice President - General Merchandising Manager

CARRIE CLINE-TUNICK
Vice President - Product Design and Development

JULIE L. DALY
Vice President - Strategic Planning

KENT FRAUENBERGER
Vice President - Logistics

JON GROSSMAN
Vice President - Finance*

SHARON HARP
Vice President - Planning and Distribution

ALAN R. JONES
Vice President - Real Estate

CHARLES E. NAFF
Vice President - Sales

BRADLEY ORLOFF
Vice President - Marketing

ROBERT PORTANTE
Vice President - MIS

FREDRIC E. STERN
Vice President - Controller

JOSEPH A. ALUTTO
A Director of the Company, is the Dean of Max M. Fisher School of Business at Ohio State University

RUSSELL BERRIE
A Director of the Company, is the Chairman of the Board and Chief Executive Officer of Russ Berrie and Company, Inc., an international gift manufacturer

JOSEPH CIECHANOVER
A Director of the Company, is the Chairman of the Board of El Al Israel Airlines Ltd.

ILAN KAUFTHAL
A Director of the Company, is a Managing Director of Schroder Wertheim & Co., Inc., an investment banking firm

VINCENT P. LANGONE
A Director of the Company, is President and Chief Executive Officer of Interbuild International, Inc., a venture capital firm

CHRISTINA A. MOHR
A Director of the Company, is a Managing Director of Salomon Brothers, Inc., an investment banking firm

RICHARD W. RUBENSTEIN
A Director of the Company, is a Partner of Squire, Sanders & Dempsey, a law firm

-------------------------------------

*An officer of the parent holding company rather than the operating subsidiary, United Retail Incorporated or United Retail Logistics Operations Incorporated.

SHAREHOLDER INFORMATION

The Company's Annual Report on Form 10-K, including financial statement schedules, filed with the Securities and Exchange Commission ("SEC"), is available without charge upon written request to Kenneth P. Carroll, Esq., Senior Vice President - General Counsel, at the Company's headquarters. Mail should be addressed to 365 West Passaic Street, Rochelle Park, New Jersey 07662; E-mail should be addressed to kcarrol@ibm.net. The Annual Report on Form 10-K is also available through the SEC at http://www.sec.gov.

The Common Stock is quoted on the NASDAQ National Market under the symbol "URGI." The last reported sale price of the Common Stock on the NASDAQ National Market on April 14, 1997 was $ 4 3/4. The following table sets forth the reported high and low sale prices of the Common Stock as reported by NASDAQ for each calendar quarter indicated.

                        High       Low
--------------------------------------
1995

   First Quarter     $11 1/8    $7 5/8

   Second Quarter    $ 8 5/8    $5 3/8

   Third Quarter     $ 7 7/8    $4 1/8

   Fourth Quarter    $ 5 7/8    $3 7/8

1996

   First Quarter     $ 5 1/2    $3 7/8

   Second Quarter    $ 5 1/4    $4

   Third Quarter     $ 4 7/8    $2 3/8

   Fourth Quarter    $ 3 3/8    $1 1/2



The Company's transfer agent and registrar is Continental Stock Transfer and Trust Co., 2 Broadway, New York, New York 10004.

At March 31, 1997, there were approximately 2,000 beneficial owners of Common Stock.