Form 10-K, Exhibit 13
period 1998-01-31
UNITED RETAIL GROUP INC/DE
filed 1998-04-20
CIK 881905

                                                                      EXHIBIT 13

TABLE OF CONTENTS
                                                                        Page
                                                                        ----
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                                     3

Report of Independent Accountants                                         8

Consolidated Balance Sheets as of January 31, 1998
  and February 1, 1997                                                    9

Consolidated Statements of Operations for each
  of the three fiscal years ended January 31, 1998                       10

Consolidated Statements of Cash Flows for each
  of the three fiscal years ended January 31, 1998                       11

Consolidated Statements of Stockholders' Equity for each
  of the three fiscal years ended January 31, 1998                       12

Notes to the Consolidated Financial Statements                           13

Selected Financial Data                                                  23


                                     [LOGO]



UNITED RETAIL GROUP, INC.


is a leading nationwide specialty retailer of private label large-size women's apparel and accessories featuring the AVENUE brand. The Company seeks to create a fashion-current, upscale image at prices that appeal to the middle mass market.

                                     [LOGO]




UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL HIGHLIGHTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     [LOGO]


                                                Fiscal Year      Fiscal Year
                                                   Ended             Ended
                                               Feb. 1, 1997      Jan. 31, 1998
                                               ------------      -------------
Net sales                                         $363,074         $361,751
(Loss) income before income taxes                   (6,823)           3,050
Benefit from income taxes                           (1,018)            (828)
Provision for (benefit from) write-down
  (write-up) of the compensation related
  deferred tax asset                                   342             (953)
Net (loss) income                                   (6,147)           4,831
Net (loss) income per common share:
                  Basic                              (0.50)            0.40
                  Diluted                            (0.50)            0.37
Weighted average number of
 outstanding shares (in thousands):
                  Basic                             12,190           12,190
                  Diluted                           12,190           13,187
Stores open at end of period                           569              522

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


FISCAL 1997 VERSUS FISCAL 1996

Net sales for fiscal 1997 decreased 0.4% from fiscal 1996, to $361.8 million from $363.1 million, principally from a decrease in unit sales volume partially offset by an increase in average price. Average stores open decreased from 581 to 557 as underperforming stores were closed. (For the two-month period ended April 4, 1998, net sales increased 6.7% from the comparable period in the previous year, to $61.6 million from $57.7 million, but the comparison does not take into consideration that Easter occurred in the two-month period in fiscal 1997 but not in the same period in fiscal 1998. There is no assurance that annual net sales will increase.) Comparable store sales for fiscal 1997 increased 2.8%. (For the two-month period ended April 4, 1998, comparable store sales increased 12.7% but there is no assurance that comparable store sales will continue to increase.)

Gross profit increased by $10.0 million to $83.7 million in fiscal 1997 from $73.7 million in fiscal 1996, increasing as a percentage of net sales to 23.1% from 20.3%. The increase in gross profit as a percentage of net sales was primarily attributable to an increase in the merchandise margin rate. (The merchandise margin rate increased substantially for the two-month period ended April 4, 1998 compared to the comparable period in the previous year, but there is no assurance that the merchandise margin rate will continue to increase.)

General, administrative and store operating expenses were $80.5 million in fiscal 1997, compared to $80.1 million in the previous year. As a percentage of net sales, general, administrative and store operating expenses increased to 22.2% from 22.1%.

During fiscal 1997, the Company had operating income of $3.2 million, equivalent to 0.9% of sales, compared to an operating loss of $6.4 million in the previous year.

Net interest expense was $0.2 million in fiscal 1997 and $0.4 million in the previous year. The net expense reduction resulted primarily from lower fees to lenders for credit facilities.

The Company had an income tax benefit of $0.8 million in fiscal 1997 and of $1.0 million in the previous year. Included in the fiscal 1997 income tax benefit is the reversal of the $1.8 million valuation allowance with respect to the deferred tax asset established in fiscal 1996.

As part of certain non-recurring charges in fiscal 1992, the Company incurred a non-cash compensation expense of $15.6 million because the stock options ("Performance Options") previously granted to Raphael Benaroya, Chairman of the Board, President and Chief Executive Officer of the Company, and George R. Remeta, Vice Chairman and Chief Financial Officer of the Company, vested in March 1992 and became exercisable until December 1999. The non-cash compensation expense resulted in the recognition of certain future tax benefits realizable at the time Performance Options are exercised based on an assumption that the market price of the Common Stock at the time of exercise will be $15 per share (the price of the initial public offering in March 1992). A write-down of $0.3 million was taken in fiscal 1996 based on the market price of Common Stock at the end of fiscal 1996. A write-up of $1.0 million was taken in fiscal 1997 based on the market price of Common Stock at the end of fiscal 1997.

The Company had net income of $4.8 million for fiscal 1997, which included the write-up of the compensation related deferred tax asset and the reversal of the valuation allowance. There is no assurance that the Company will continue to be profitable. The Company incurred a net loss of $6.1 million for fiscal 1996, which reflected the write-down of the compensation related deferred tax asset, and the valuation allowance. The write-down and the allowance, net of certain other tax entries, totaled $1.4 million for fiscal 1996. Excluding the write-up, the write-down and the allowance, net of certain other tax entries, the Company would have had net income of $2.0 million for fiscal 1997 and the Company would have incurred a net loss of $4.7 million for fiscal 1996.

FISCAL 1996 VERSUS FISCAL 1995

Net sales for fiscal 1996 (52 weeks) decreased to $363.1 million from $369.2 million in fiscal 1995 (53 weeks), principally from a decrease in unit sales volume rather than a change in average price. Average stores open increased from 552 to 581. Comparable store sales for the comparable 52-week periods decreased 3.6% for fiscal 1996. In fiscal 1996, the Company replaced its older proprietary brands of clothing with its new AVENUE brand. (Substantially all clothing carried a proprietary brand.) The transition from the older proprietary brands of clothing may have had an adverse effect on sales.

Gross profit decreased by $2.7 million to $73.7 million in fiscal 1996 from $76.4 million in fiscal 1995, decreasing as a percentage of net sales to 20.3% from 20.7%. The decrease in gross profit as a percentage of net sales was primarily attributable to higher occupancy costs as a percentage of net sales, partially offset by a reduction in payroll costs for merchants and planners.

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

The Company had an income tax benefit of $1.0 million both in fiscal 1996 and in fiscal 1995 and recorded write-downs of the compensation related deferred tax asset of $0.3 million in fiscal 1996 and $1.9 million in fiscal 1995. The income tax benefit in fiscal 1996 and fiscal 1995 resulted from operating losses, the effect of which was partially offset in fiscal 1996 by a $1.8 million valuation allowance in the full amount of the net deferred tax asset remaining after the write-down taken in fiscal 1996.

The Company incurred a net loss of $6.1 million in fiscal 1996 and of $4.6 million in fiscal 1995.


BRANDED MERCHANDISING

The Company believes that certain other chains in the women's apparel specialty store industry experienced declines in average transactions per store in recent years, partly as a result of increased competition from other channels of distribution, including catalogues, mass merchants, discounters and off-price stores. The Company's average number of transactions per store also declined in each of the last five fiscal years. The cumulative adverse effect on net sales per store has been material. Further, the decline in the Company's average transactions during the last three fiscal years was accelerated by increased competition within the industry, including "going out of business" sales that accompanied the liquidation of retail specialty store chains that failed.

Commencing in fiscal 1996, the Company has been implementing a branded merchandising strategy that is intended, among other things, to reverse the annual declines in average transactions. The strategy is expected to take several more years to complete. The brand identity is being defined, new marketing materials expressing that identity are being created and direct marketing of the brand is being increased. This paragraph contains forward-looking information under the 1995 Private Securities Litigation Reform Act (the "Reform Act"), which is subject to the uncertainties and other risk factors referred to under the caption "Future Results."

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided from operating activities in fiscal 1997 was $16.0 million.

The Company's cash on hand was $31.1 million at January 31, 1998 and $18.3 million at February 1, 1997.

Inventory declined to $38.0 million at January 31, 1998 from $40.8 million at February 1, 1997. The Company's inventory levels peak in early May and November. During fiscal 1997, the highest inventory level was $52.1 million.

Import purchases are made in U.S. dollars and are generally financed by trade letters of credit. As of January 31, 1998, trade letters of credit for the account of the Company were outstanding in the amount of $19.4 million. (A standby letter of credit was also outstanding for $2.0 million as collateral for obligations in the ordinary course of business under casualty insurance policies.) Import purchases constituted approximately 48% of total purchases in Fiscal 1997.

Short-term trade credit represents a significant source of financing for domestic merchandise purchases. Trade credit arises from the willingness of the Company's domestic vendors to grant extended payment terms for inventory purchases and is generally financed either by the vendor or a third-party factor.

The Company and United Retail Incorporated, its subsidiary (collectively, the "Companies"), are parties to a Financing Agreement, dated August 15, 1997, as amended September 15, 1997 (the "Financing Agreement"), with The CIT Group/Business Credit, Inc. ("CIT"). The Financing Agreement provides a revolving line of credit for a term of three years in the aggregate amount of $40 million for the Companies, subject to availability of credit as described in the following paragraphs. The line of credit may be used on a revolving basis by either of the Companies to support trade letters of credit and standby letters of credit and to finance loans.

Subject to the following paragraph, the availability of credit (within the aggregate $40 million line of credit) to either of the Companies at any time is the excess of its borrowing base over the sum of (x) the aggregate outstanding amount of its letters of credit and its revolving loans, if any, and (y) at CIT's option, the sum of (i) unpaid sales taxes, and (ii) up to $500,000 in total liabilities of the Companies under permitted encumbrances (as defined in the Financing Agreement). The borrowing base, as to either of the Companies, is the sum of (x) a percentage of the book value of its eligible inventory (both on hand and unfilled purchase orders financed with letters of credit), ranging from 60% to 65% depending on the season, and (y) the balance in an account in its name that has been pledged to the lenders (a "Pledged Account"). (At January 31, 1998, the combined availability of the Companies was $8.9 million; no balance was in a Pledged Account; no loan had been drawn down; and the Company's cash on hand was unrestricted.)

The provisions of the preceding paragraph to the contrary notwithstanding, the Companies are required to maintain unused at all times combined availability of at least $5 million. Except for the maintenance of a minimum availability of $5 million and a limit on capital expenditures, the Financing Agreement does not contain any financial covenants.

In the event a revolving loan is made to one of the Companies, interest is payable monthly based on a 360-day year at the prime rate or at two percent plus the LIBOR rate on a per annum basis, at the borrower's option.

The line of credit is secured by a security interest in inventory and proceeds and by the balance from time to time in the Pledged Account.

The Financing Agreement also includes certain restrictive covenants that impose limitations (subject to certain exceptions) on the Companies with respect to, among other things, making certain investments, declaring or paying dividends, acquiring Common Stock or preferred stock of the Company, making loans, engaging in certain transactions with affiliates, or consolidating, merging or making acquisitions outside the ordinary course of business.

Purchases of Company merchandise made by customers with the Company's proprietary credit cards were paid for daily at a discount by a bank through November 30, 1997. Commencing December 1, 1997, however, the bank has paid a premium, instead of taking a discount, on proprietary credit card purchases. Premiums paid by the bank are expected to have a material favorable effect on the Company's general, administrative and store operating expenses in fiscal 1998. The preceding sentence constitutes forward-looking information under the Reform Act and is subject to the uncertainties and other risk factors referred to under the caption "Future Results."

The Credit Plan Agreement between the Companies and the bank (the "Credit Agreement") provides for the issuance of the Company's proprietary credit cards by the bank and contains financial covenants that require that the Company's (i) consolidated tangible net worth not be less than the sum of $32 million plus for each complete fiscal year ended after February 1, 1992 for which net income has been positive, 50% of net income, and (ii) consolidated fixed charges ratio for the four preceding fiscal quarters combined not be less than 1.0:1.0.

The Companies terminated the Credit Agreement effective January 30, 1999 and entered into a contract with another bank to issue the Company's proprietary credit cards after January 30, 1999 and to purchase from the current bank the accounts receivable from credit card customers.

The Company believes that its cash on hand, the availability of credit under the Financing Agreement and cash flows from operating activities will be adequate to meet anticipated working capital needs, including seasonal financing needs, for the next 12 months. This paragraph constitutes forward-looking information under the Reform Act and is subject to the uncertainties and other risk factors referred to under the caption "Future Results."


STORES

The Company leased 522 retail stores at January 31, 1998, of which 301 stores were located in strip shopping centers, 198 stores were located in malls and 23 stores were located in downtown shopping districts. Total retail square footage was 2.1 million square feet.

During fiscal 1997, the Company closed 49 stores (generally at the expiration of their leases) and opened 2 new stores. The Company believes that these store closings will have a favorable effect on the Company's operating income as a percentage of net sales.

In fiscal 1998, the Company intends to pay the costs of opening new stores and remodeling existing stores from its cash on hand. New stores and newly remodeled stores will use the AVENUE Plus trade name.

The preceding two paragraphs contain forward-looking information under the Reform Act, which is subject to the uncertainties and other risk factors referred to under the caption "Future Results."


TAX MATTERS

The exercise of certain Performance Options in February 1998 provides income tax deductions for the Company that, management expects, will reduce income tax payments by approximately $1.8 million in fiscal 1998 or thereafter based on current tax laws. This paragraph contains forward-looking information under the Reform Act, which is subject to the uncertainties and other risk factors referred to under the caption "Future Results."

The Company's federal income tax returns for fiscal 1994, fiscal 1995 and fiscal 1996 are being audited by the Internal Revenue Service.

COMPUTER SYSTEMS

The Company is modifying the applications software programs that are essential to its operations to accommodate dates after 1999, and its vendor is modifying the operating systems used by the Company. The cost of future modifications is expected to be less than $1.0 million.

The Company has scheduled 268 projects to analyze and, if necessary, modify applications software programs to ensure that all its systems are Year 2000 compliant. As of March 31, 1998, 159 projects were completed, 51 projects were underway and 58 projects were scheduled to begin later in fiscal 1998. The programs being modified are being installed as part of each project. Integrated testing of all the Company's systems is scheduled to be completed before fiscal 1999. There is no assurance, however, that integrated testing will not reveal the need for further modifications.

The preceding paragraphs contain forward-looking information under the Reform Act, which is subject to the uncertainties and other risk factors referred to under the caption "Future Results."


FUTURE RESULTS

Future results could differ materially from those currently anticipated by the Company due to (i) miscalculation of fashion trends, (ii) shifting shopping patterns, both within the specialty store sector and in other channels of distribution, (iii) extreme or unseasonable weather conditions, (iv) imposition by the bank that now issues the Company's proprietary credit cards of more onerous fees and finance charges to be paid by credit card customers (the late fees charged to delinquent credit card customers were increased substantially by the bank in February 1998), (v) inability of the computer links between the Company and certain of its banks to accommodate dates after 1999, (vi) economic downturns, weakness in overall consumer demand, and variations in the demand for women's fashion apparel, (vii) imposition by vendors, or their third-party factors, of more onerous payment terms for domestic merchandise purchases,
(viii) acceleration in the rate of business failures and inventory liquidations in the specialty store sector of the women's apparel industry, (ix) disruptions in the sourcing of merchandise abroad, including (a) China's claims to sovereignty over Taiwan, (b) North Korea's claims to sovereignty over South Korea, (c) exchange rate fluctuations, (d) political instability, (e) trade sanctions or restrictions, (f) changes in quota and duty regulations, (g) delays in shipping or (h) increased costs of transportation, and (x) disruptions in the telecommunications, banking, transportation and utilities industries caused by the inability of their computer systems to accommodate dates after 1999.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of United Retail Group, Inc.,

         We have audited the accompanying consolidated balance sheets of United Retail Group, Inc. and Subsidiaries (the "Company") as of January 31, 1998 and February 1, 1997 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three fiscal years ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Retail Group, Inc. and Subsidiaries as of January 31, 1998 and February 1, 1997 and the consolidated results of their operations and their cash flows for each of the three fiscal years ended January 31, 1998 in conformity with generally accepted accounting principles.

Coopers & Lybrand, L.L.P.


New York, New York
February 13, 1998

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)



                                                  FEB. 1, 1997    JAN. 31, 1998
-------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                          $  18,264        $  31,122
  Income taxes receivable                                  229               --
  Accounts receivable                                    1,297              571
  Inventory                                             40,778           38,003
  Prepaid rents                                          4,485            3,999
  Other prepaid expenses                                 2,656            2,607
-------------------------------------------------------------------------------
    Total current assets                                67,709           76,302

Property and equipment, net                             54,892           48,231

Deferred charges and other intangible
  assets, net of accumulated amortization
  of $1,490 and $1,784                                   7,031            7,058
Deferred income taxes                                       --            2,685
Other assets                                               715              451
-------------------------------------------------------------------------------
    TOTAL ASSETS                                     $ 130,347        $ 134,727
===============================================================================


LIABILITIES
CURRENT LIABILITIES:
  Current portion of distribution
    center financing                                 $     978        $   1,052
  Accounts payable, trade                               16,543           12,596
  Accrued expenses                                      13,247           18,779
-------------------------------------------------------------------------------
     Total current liabilities                          30,768           32,427

Distribution center financing                           11,355           10,308
Other long-term liabilities                              8,011            6,948
-------------------------------------------------------------------------------
    TOTAL LIABILITIES                                   50,134           49,683
===============================================================================
Commitments and contingencies

STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value; authorized
  1,000,000; none issued
Common stock, $.001 par value; authorized
  30,000,000; issued 12,680,375; and
  outstanding 12,190,375                                    13               13
Additional paid-in capital                              78,259           78,259
Retained earnings                                        2,523            7,354
Treasury stock (490,000 shares) at cost                   (582)            (582)
-------------------------------------------------------------------------------
    TOTAL STOCKHOLDERS' EQUITY                          80,213           85,044
-------------------------------------------------------------------------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $ 130,347        $ 134,727
===============================================================================


The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share amounts)


                                                   53 WEEKS            52 WEEKS            52 WEEKS
FISCAL YEAR ENDED                              FEB. 3, 1996       FEB. 1, 1997        JAN. 31, 1998
---------------------------------------------------------------------------------------------------
NET SALES                                      $    369,173        $    363,074        $    361,751

Cost of goods sold, including
  buying and occupancy costs                        292,790             289,421             278,078
---------------------------------------------------------------------------------------------------

    Gross profit                                     76,383              73,653              83,673

General, administrative and
  store operating expenses                           80,170              80,063              80,469
---------------------------------------------------------------------------------------------------

    Operating (loss) income                          (3,787)             (6,410)              3,204

Interest (income) expense, net                         (119)                413                 154
---------------------------------------------------------------------------------------------------

(Loss) income before income taxes                    (3,668)             (6,823)              3,050

Benefit from income taxes                              (957)             (1,018)               (828)

Provision for (benefit from) write-down
  (write-up) of the compensation related
  deferred tax asset                                  1,928                 342                (953)
---------------------------------------------------------------------------------------------------

    Net (loss) income                               ($4,639)            ($6,147)             $4,831
===================================================================================================

Net (loss) income per share
  Basic                                              ($0.38)             ($0.50)              $0.40
===================================================================================================
  Diluted                                            ($0.38)             ($0.50)              $0.37
===================================================================================================

Weighted average number of
  shares outstanding
  Basic                                          12,190,294          12,190,375          12,190,375
  Diluted                                        12,190,294          12,190,375          13,187,609


The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

FISCAL YEAR ENDED                                        FEB. 3, 1996    FEB. 1, 1997   JAN. 31, 1998
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                          ($ 4,639)       ($ 6,147)       $  4,831
Adjustments to reconcile net (loss) income to net
  cash provided from operating activities:
    Depreciation and amortization of property
      and equipment                                            10,101           9,983           8,540
    Amortization of deferred charges and other
      intangible assets                                           224             225             287
    Loss on disposal of assets                                    379             463             496
    Gain on sale of investments                                    --              --             (43)
    Compensation expense                                          246              77              --
    Provision for (benefit from) deferred income taxes          3,645             811          (2,685)
    Deferred lease assumption revenue amortization               (455)           (531)           (655)
    Lease assumption proceeds                                   3,523              --              --

Changes in operating assets and liabilities:
    Accounts receivable                                           647             473             726
    Income taxes receivable                                    (2,719)          2,490             229
    Inventory                                                  (2,883)           (377)          2,775
    Accounts payable and accrued expenses                       2,194             656             223
    Prepaid expenses                                           (1,004)            268             535
    Income taxes payable                                       (1,627)             --           1,379
    Other assets and liabilities                                  505            (768)           (606)
-----------------------------------------------------------------------------------------------------
Net Cash Provided from Operating Activities                     8,137           7,623          16,032
-----------------------------------------------------------------------------------------------------


INVESTING ACTIVITIES:
  Capital expenditures                                        (10,523)         (4,602)         (2,375)
  Deferred payment for property and equipment                     934            (896)             40
  Proceeds from sale of investment                                 --              --             410
-----------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                         (9,589)         (5,498)         (1,925)
-----------------------------------------------------------------------------------------------------


FINANCING ACTIVITIES:
  Debt issuance costs                                              --              --            (276)
  Net proceeds from issuance of common stock                        4              --              --
  Repayments of long-term debt                                   (832)           (901)           (973)
-----------------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                            (828)           (901)         (1,249)
-----------------------------------------------------------------------------------------------------


Net (decrease) increase in cash and cash equivalents           (2,280)          1,224          12,858
Cash and cash equivalents, beginning of period                 19,320          17,040          18,264
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                     $ 17,040        $ 18,264        $ 31,122
=====================================================================================================



The accompanying notes are an integral part of the Consolidated Financial Statements.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(shares and dollars in thousands)


                                  COMMON      COMMON
                                   STOCK       STOCK    ADDITIONAL                  TREASURY       TOTAL
                                  SHARES       $.001     PAID-IN       RETAINED       STOCK,    STOCKHOLDERS'
                                OUTSTANDING  PAR VALUE   CAPITAL       EARNINGS       AT COST      EQUITY
-------------------------------------------------------------------------------------------------------------

Balance, January 28, 1995         12,189       $13       $77,932       $ 13,309        ($582)       $90,672
-------------------------------------------------------------------------------------------------------------

Exercise of stock options              1                       4                                          4
Compensation expense                                         246                                        246
Net loss                                                                 (4,639)                     (4,639)
-------------------------------------------------------------------------------------------------------------


Balance, February 3, 1996         12,190        13        78,182          8,670         (582)        86,283
-------------------------------------------------------------------------------------------------------------

Compensation expense                                          77                                         77
Net loss                                                                 (6,147)                     (6,147)
-------------------------------------------------------------------------------------------------------------


Balance, February 1, 1997         12,190        13        78,259          2,523         (582)        80,213
-------------------------------------------------------------------------------------------------------------

Net income                                                                4,831                       4,831
-------------------------------------------------------------------------------------------------------------


Balance, January 31, 1998         12,190       $13       $78,259       $  7,354        ($582)       $85,044
=============================================================================================================


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

     Certain prior year balances have been reclassified to conform with the fiscal 1997 presentation.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     FISCAL YEAR

     The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Fiscal year 1997 consisted of 52 weeks and ended on January 31, 1998. Fiscal year 1996 consisted of 52 weeks and ended on February 1, 1997. Fiscal year 1995 consisted of 53 weeks and ended on February 3, 1996.

     NET RETAIL SALES AND REVENUES

     Sales are net of returns and exclude sales tax. Revenues include sales from all stores operating during the period.

     MARKETING COSTS

     The Company expenses marketing costs when the event occurs. Marketing expense, included in cost of goods sold in the accompanying consolidated statements of operations, was $6.7 million, $6.5 million, and $4.9 million in fiscal 1997, 1996 and 1995, respectively.

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

     COMPUTATION OF INCOME (LOSS) PER COMMON SHARE

     At the end of fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share." Basic per share data has been computed based on the weighted average number of shares of common stock outstanding. Diluted per share data has been computed on the basic plus the dilution of stock options. Shares issuable upon the exercise of stock options have not been included in the diluted earnings per share computation for fiscal 1995 and fiscal 1996 because the effect would be anti-dilutive.

     For fiscal 1995, 1996 and 1997, the diluted net (loss) income per share would have been ($0.22), ($.48) and $0.29 per share, respectively, if the provision for (benefit from) the write-down (write-up) of the compensation related deferred tax asset of $1.9 million, $0.3 million, and ($1.0) million, respectively, was excluded (see Note 8).

     DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS

     Certain loan facility fees and other costs of obtaining financing are being amortized on a straight-line basis over the term of the related loan.

     Goodwill, as of January 31, 1998, of $6.4 million represents the excess cost over the fair market value of the net assets of the businesses acquired. Goodwill is being amortized over a 40-year period using the straight-line method.

     The Company acquired certain trademarks during fiscal 1996 in the total amount of $410,000. These amounts are being amortized over 10 and 15 year periods using the straight-line method.

     The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of deferred charges and other intangible assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that the asset should be evaluated for possible impairment, the Company will use an estimate of the related business segment's undiscounted net cash flows over the remaining life of the asset in measuring whether the asset is recoverable.

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

     OTHER ACCOUNTING MATTERS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) and No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses)in a full set of general-purpose financial statements.

     SFAS No. 131 establishes standards for the way that public business companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports issued to stockholders.

     Both statements are effective for financial statements for periods beginning after December 15, 1997. Neither statement will have an impact on the Company's financial statements taken as a whole.

     STORE OPENING COSTS

     All costs associated with the opening of new stores are expensed as incurred.


3. PROPERTY AND EQUIPMENT

     Property and equipment, at cost, consists of (dollars in thousands):


                                                            FEBRUARY 1,  JANUARY 31,
                                                               1997         1998
                                                            -----------  -----------
                    Land                                    $   2,176     $   2,176
                    Buildings                                  10,574        10,574
                    Furniture, fixtures and equipment          61,414        58,947
                    Leasehold improvements                     31,348        26,905
                    Beneficial leaseholds                      10,005         9,811
                    Construction in progress                      228           651
                                                            ---------     ---------
                                                              115,745       109,064
                                                            ---------     ---------

                    Accumulated depreciation and
                      amortization, including beneficial
                      leaseholds of $8,339 and $8,683         (60,853)      (60,833)
                                                            ---------     ---------
                    Property and equipment, net             $  54,892     $  48,231
                                                            =========     =========

4. ACCRUED EXPENSES

     Accrued expenses consist of (dollars in thousands):


                                                      FEBRUARY 1,   JANUARY 31,
                                                         1997          1998
                                                      -----------   -----------
                    Fixed asset payable               $     38       $    77
                    Occupancy expenses                   3,308         3,514
                    Payroll related expenses             2,855         4,404
                    Insurance payable                    2,905         3,140
                    Sales taxes payable                    770         1,208
                    Other                                3,371         6,436
                                                      --------       -------
                                                      $ 13,247       $18,779
                                                      ========       =======

5. LEASED FACILITIES AND COMMITMENTS

     Annual store rent is composed of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments to the landlord covering taxes, maintenance, and certain other expenses.

     Rent expense was as follows (dollars in thousands):

                                                       FISCAL            FISCAL           FISCAL
                                                        1995              1996             1997
                                                       -------           -------          -------
              Store rent
                Fixed minimum                          $39,300           $40,546          $39,423
                Percentage                                  41               (26)              32
                                                       -------           -------          -------
              Total store rent                          39,341            40,520           39,455
                Equipment and other                        517               424              411
                                                       -------           -------          -------
              Total rent expense                       $39,858           $40,944          $39,866
                                                       =======           =======          =======

     At January 31, 1998, the Company was committed under store leases with initial terms ranging from 1 to 20 years and with varying renewal options. At February 3, 1996, February 1, 1997, and January 31, 1998, accrued rent expense amounted to $5.5 million, $5.7 million, and $5.7 million, respectively, of which $5.9 million, $5.5 million, and $5.3 million, respectively, is included in "Other long-term liabilities."

     A summary of approximate rent commitments under leases follows (dollars in thousands) for the fiscal years:


                       1998                                                  $ 32,846
                       1999                                                    28,124
                       2000                                                    24,548
                       2001                                                    21,777
                       2002                                                    19,824
                       Thereafter                                              60,505
                                                                             --------
                       Total minimum obligations                             $187,624
                                                                             ========

     In July 1995, the Company agreed to assume the lease obligations of 21 stores previously operated by another retail chain. In order to induce the Company to assume the leases, the assignor of the leases paid the Company approximately $3.5 million. This payment has been recorded as accrued rent payable and is being amortized against rent expense over the life of the assumed leases. As of January 31, 1998, the unamortized balance was $1.9 million.


6. LONG-TERM DEBT

     Long-term debt consists of (dollars in thousands):

                                                              FEBRUARY 1,      JANUARY 31,
                                                                 1997             1998
                                                              -----------      -----------
                    Distribution center financing:

                    Current portion                             $   978          $ 1,052
                    Long-term portion                            11,355           10,308
                                                                -------          -------
                    Total distribution center financing         $12,333          $11,360
                                                                =======          =======

     In 1994, the Company executed a fifteen-year $8.0 million loan bearing interest at 8.64%. Interest and principal are payable in equal monthly installments beginning May 1, 1994. The loan is collateralized by a mortgage on the national distribution center owned by the Company in Troy, Ohio.

     In 1993, the Company executed a ten-year $7.0 million note bearing interest at 7.3%. Interest and principal are payable in monthly installments beginning November 1993. The note is collateralized by the material handling equipment in the distribution center.

     The Company and United Retail Incorporated, its subsidiary (collectively, the "Companies"), are parties to a Financing Agreement, dated August 15, 1997, as amended September 15, 1997 (the "Financing Agreement"), with the CIT Group/Business Credit, Inc. ("CIT"). The Financing Agreement provides a revolving line of credit for a term of three years in the aggregate amount of $40 million for the Companies to support trade letters of credit and standby letters of credit and to finance loans.

     The Companies are required to maintain unused at all times combined availability of at least $5 million. Except for the maintenance of a minimum availability of $5 million and a limit on capital expenditures, the Financing Agreement does not contain any financial covenants.

     In the event a loan is made to one of the Companies, interest is payable monthly based on a 360-day year at the prime rate or at two percent plus the LIBOR rate on a per annum basis, at the borrower's option.

     The line of credit is secured by a security interest in inventory and proceeds and by the balance on deposit from time to time in an account that has been pledged to the lenders.

     At January 31, 1998, the combined availability of the Companies was $8.9 million, no balance was in the pledged account, the aggregate outstanding amount of letters of credit arranged by CIT was $21.0 million and no loan had been drawn down. The Company's cash on hand was unrestricted.


7. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following represents the fair value of the Company's financial instruments:

                                                             FEBRUARY 1,       JANUARY 31,
                                                                1997              1998
                                                             -----------       -----------

                    Assets
                    ----------------------------------------------------------------------
                    Cash and cash equivalents

                         Carrying amount                        $18,264          $31,122
                         Fair value                             $18,264          $31,122

                    Liabilities
                    ----------------------------------------------------------------------
                    Long-term debt including current portion

                         Carrying amount                        $12,333          $11,360
                         Fair value                             $12,084          $11,466

     The carrying amounts of cash and cash equivalents approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt, including current portion, is estimated based on the current rates quoted to the Company for debt of the same or similar issues.


8. INCOME TAXES

     The Company provides for income taxes, in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement requires the use of the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance.

     The provision (benefit) for income taxes, together with the write-down (write-up) of the deferred tax asset, consists of (dollars in thousands):

                                                       FISCAL            FISCAL           FISCAL
                                                        1995              1996             1997
                                                       -------           -------          -------
              Currently payable
                Federal                                $(2,523)          $(1,584)         $   722
                State                                     (151)               97              182
                                                       -------           -------          -------
                                                        (2,674)           (1,487)             904
                                                       -------           -------          -------
              Deferred
                Federal                                  2,850               696           (2,419)
                State                                      795               115             (266)
                                                       -------           -------          -------
                                                         3,645               811           (2,685)
                                                       -------           -------          -------
                                                       $   971           $  (676)         $(1,781)
                                                       =======           =======          =======

     Reconciliation of the provision (benefit) for income taxes, together with the provision for (benefit from) write-down (write-up) of the compensation related deferred tax asset, from the U.S. Federal statutory rate to the Company's effective rate is as follows:


                                                               FISCAL            FISCAL           FISCAL
                                                                1995              1996             1997
                                                               ------            ------           ------
         Statutory Federal income
           tax rate                                            (34.0%)           (34.0%)            34.0%
         State income taxes, net of
           Federal benefit                                       5.3               0.4               3.9
         Goodwill amortization                                   1.9               1.0               2.3
         Other                                                   0.7              (1.0)              0.7
                                                                ----              ----             -----
         Sub-total                                             (26.1)            (33.6)             40.9
         Charitable contribution benefit                         0.0              (3.0)              0.0
         Write-down (write-up) of the
           compensation related deferred tax asset              52.6               5.0             (31.3)
         Valuation allowance                                     0.0              21.7             (68.0)
                                                                ----              ----             -----
                                                                26.5%             (9.9%)           (58.4%)
                                                                ====              ====             =====

     The Company's net deferred tax asset reflects the tax impact of temporary differences. The components of the net deferred tax asset as of January 31, 1998 are as follows:

                       Assets:
                       Inventory                                                $  184
                       Accruals and reserves                                     1,820
                       Compensation                                              1,839
                       Credit carryforwards                                      1,479
                                                                                ------
                                                                                 5,322

                       Liabilities:
                       Depreciation                                              2,637
                                                                                ------

                       Net deferred tax asset                                   $2,685
                                                                                ======

     Future realization of the tax benefits attributable to these existing deductible temporary differences ultimately depends on the existence of sufficient taxable income within the carryback and/or carryforward period available under the tax law at the time of the tax deduction. Based on management's assessment, it is more likely than not that the net deferred tax asset will be realized through future taxable earnings or available carrybacks. Because of this assessment, the fiscal 1997 benefit reflects the reversal of the valuation allowance established in the prior year. In fiscal 1995, fiscal 1996 and fiscal 1997, the Company took a $1.9 million write-down, a $0.3 million write-down, and a $1.0 million write-up of the compensation related deferred tax asset, respectively, which had been recorded in fiscal 1992 based upon the initial public offering price of $15 per share. On February 13, 1998, employee stock options relating to $1.822 million of the compensation related deferred tax asset were exercised.

     At February 1, 1997 and January 31, 1998, the Company has pre-acquisition net operating loss carryforwards aggregating approximately $0.5 million available to reduce future taxable income in certain states, expiring through 2004.


9. RELATED PARTY TRANSACTIONS

     The Company shared certain store locations with subsidiaries of The Limited and was charged by The Limited for occupancy costs.

     The impact on the statements of operations of these occupancy charges was as follows (dollars in thousands):

                                                        FISCAL            FISCAL           FISCAL
                                                         1995              1996             1997
                                                        ------            ------           ------

           Costs of goods sold, including
           buying and occupancy costs                     $537              $367             $123

     An affiliate of the Chairman of the Board of the Company (in which he holds an 80% interest)provides management and administrative services to a subsidiary of The Limited for a base annual fee and profit sharing fee, the profit sharing fee being the lower of one-third of net profits or $150,000 per annum. During fiscal 1995, fiscal 1996, and fiscal 1997, the aforementioned affiliate was paid $114,000, $105,000, and $160,000, respectively, by that subsidiary of The Limited.

     During fiscal 1995, fiscal 1996, and fiscal 1997, the Company incurred expenses under certain Sublicensing Agreements with respect to trademarks to the subsidiary of The Limited referred to above in the amounts of $308,000, $416,000, and $395,000, and to the affiliate of the Chairman of the Board of the Company referred to above in the amounts of $331,000, $593,000 and $599,000, respectively.

     In fiscal 1994 and fiscal 1996, the Company made investments in a vendor from which the Company purchased apparel. The investments totaled $12,500 for approximately 22% of the outstanding common stock of the vendor and an unsecured loan facility in the amount of $400,000, which expired on January 31, 1997. Purchases during fiscal 1995, fiscal 1996, and fiscal 1997 totaled $1.8 million, $2.7 million, and $0.6 million, respectively. In fiscal 1997, the Company exercised its option to sell its shares of common stock to the vendor. The price to be received on the aforementioned common stock can not be estimated at this time.

     During fiscal 1995, the Company made an investment in one of the purchasing agents that acted on the Company's behalf in contracting for apparel with foreign vendors. The investment made during fiscal 1995 (which is the only investment made in the purchasing agent by the Company) was $463,000 for 25% of the outstanding common stock of the purchasing agent. Fees paid to the purchasing agent during fiscal 1995 and fiscal 1996 totaled $844,000 and $497,000, respectively, principally as percentage commissions on apparel purchases. In fiscal 1995, the Company extended to the purchasing agent a loan of $125,000 with interest at 2 percentage points over the prime rate, which was repaid in full in fiscal 1996. In fiscal 1997 the Company sold its entire investment in the purchasing agent at a purchase price of $505,000, of which $95,000 is a receivable as of January 31, 1998, resulting in a gain of $43,000.

10. RETIREMENT PLAN

     The Company maintains a defined qualified contribution pension plan. Generally, an employee is eligible to participate in the plan if the employee has completed one year of full-time continuous service. The Company makes a 50% match of a portion of employee savings contributions.

     The Company also maintains a non-qualified defined contribution pension plan, known as the Supplemental Retirement Savings Plan ("SRSP"). The Company makes a 50% match of a portion of employee savings contributions for those associates whose contributions to the qualified plan are limited by IRS regulations, as well as retirement contributions for certain grandfathered associates equal to 6% of those associates' compensation.

     Pension costs for all benefits charged to income during fiscal 1995, fiscal 1996, and fiscal 1997 were $248,000, $335,000, and $278,000, respectively.

11. STOCKHOLDERS' EQUITY

     Coincident with the completion of its initial public offering on March 17, 1992, the Company's certificate of incorporation was amended to provide for only one class of Common Stock, par value $.001 per share, with 30 million shares authorized. The Company also authorized 1,000,000 shares of Preferred Stock, par value $.001 per share, to be issued from time to time,in one or more classes or series, each such class or series to have such preferences, voting powers, qualifications and special or relative rights and privileges as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such class or series of Preferred Stock. The Company has paid no cash dividends and expects to retain any future earnings for expansion of its business rather than to pay cash dividends in the foreseeable future. Additionally, the Financing Agreement imposes restrictions on the payment of cash dividends.


12. STOCK OPTIONS

     Under the 1989 Management Stock Option Plan (the "1989 Plan") established on July 17, 1989, options to purchase 1,078,125 shares and 50,000 shares at exercise prices of $1.00 and $5.00 per share, respectively, have been granted and are outstanding as of January 31, 1998. All options granted under the 1989 Plan became vested and exercisable upon completion of the initial public offering and the payment of certain obligations to The Limited Inc. On February 13, 1998, 1,078,125 of the 1989 Plan options were exercised by management.

     Under 1991 Stock Option Agreements between the Company and certain executive officers (the "1991 Options"), the Board of Directors approved and granted, on July 24, 1991, options to purchase 300,000 shares at an exercise price of $5.00 per share which are outstanding as of January 31, 1998. These options became vested and excercisable upon completion of the initial public offering and the payment of certain obligations to The Limited Inc.

     The options outstanding under the 1989 Plan and the 1991 Options expire on December 31, 1999. The voluntary resignation of an optionee does not limit the options' expiration date or otherwise affect the excercisability of these options in any way.

     The Restated 1990 Stock Option Plan (as amended, the "1990 Plan") was established in June 1990, amended in November 1991, December 1992 and May 1993, and terminated in May 1996. Exercise prices were not less than fair market value of the Company's stock on the date of grant. The options granted under the 1990 Plan expire between seven and ten years after the date of grant. As of February 1, 1997 and January 31, 1998, outstanding options to purchase 658,000 and 625,700, respectively, were granted under the 1990 Plan at average exercise prices of $6.78 and $6.89 per share, respectively. The options vest beginning one year from the date of grant, and vest fully after four or five years, subject to acceleration under certain circumstances. Options were granted, and the 1990 Plan is administered by the Compensation Committee of the Board of Directors, composed of non-employees of the Company. The Company recorded compensation expense pursuant to the 1990 Plan in fiscal 1996 of $77,000.

     A summary of stock option transactions under the 1990 Plan is as follows:

                                                              Fiscal          Fiscal             Fiscal
                                                               1995            1996               1997
                                                           ------------    -------------     -------------
    Options outstanding at beginning of period                  636,750          665,000           658,000
    Options granted (a)                                         111,500           99,000                 0
    Options exercised                                             1,000                0                 0
    Options expired                                                   0                0            22,500
    Options canceled (a)                                         82,250          106,000             9,800
    Options outstanding at end of period                        665,000          658,000           625,700
    Options available for grant at end of period                 94,625                0                 0
    Options vested and outstanding at end of period             141,900          102,895           198,783
    Options excercisable at end of period and having
      an exercise price that is less than the respective
      year end common stock closing price                             0                0            86,500
    Range of option prices per share for
      outstanding options                                  $4.50-$26.75    $4.125-$26.75     $4.125-$26.75

     (a) Options granted and options canceled do not include the reissuance in fiscal 1995 and fiscal 1996 of 210,000 and 271,500 options at exercise prices of $8.50 and $5.125 per share, respectively.

     The 1996 Stock Option Plan (the "1996 Plan") was established in May 1996. Exercise prices are required by the 1996 Plan not to be less than fair market value of the Company's stock on the date of grant. The total number of shares that may be optioned under the 1996 plan is 440,000 shares. The options granted under the 1996 Plan expire ten years after the date of grant. As of February 1, 1997 and January 31, 1998, outstanding options to purchase 45,000 and 163,000 shares have been granted under the Plan at an average exercise price of $3.00 and $3.22 per share. The options granted vest beginning one year from the date of grant, and vest fully after five years, subject to acceleration under certain circumstances. Employees of the Company whose judgment, initiative and efforts may be expected to contribute materially to the successful performance of the Company are eligible to receive options. Public Directors will receive annual grants of options under the 1996 Plan. Options are granted, and the 1996 Plan is administered, by the Compensation Committee of the Board of Directors, composed of non-employees of the Company.

     A summary of stock option transactions under the 1996 Plan follows:

                                                                             Fiscal           Fiscal
                                                                              1996             1997
                                                                             ------           ------

     Options outstanding at beginning of period                                    0           45,000
     Options granted                                                          45,000          145,000
     Options exercised                                                             0                0
     Options canceled                                                              0           27,000
     Options outstanding at end of period                                     45,000          163,000
     Options available for grant at end of period                            395,000          277,000
     Options vested and outstanding at end of period                               0            4,000
     Options excercisable at end of period and having
       an exercise price that is less than the respective
       year end common stock closing price                                         0            4,000
     Range of option prices per share for
       outstanding options                                                     $3.00    $2.625-$5.625


     The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under Opinion No. 25, compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price on the measurement date. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which encourages companies to recognize expense for stock-based awards based on their estimated value on the date of grant. SFAS No. 123, which is first effective for fiscal year 1996, does not require companies to change their existing accounting for stock-based awards. The Company continues to account for stock-based compensation plans using the intrinsic value method, and has supplementally disclosed pro forma information required by SFAS No. 123.


                                                               Fiscal             Fiscal
                                                                1996               1997
                                                               ------             ------

               Net (loss) income - as reported                 $(6,147)           $4,831
               Net (loss) income - pro forma                   $(6,416)           $4,532

               (Loss) earnings per share - as reported         $ (0.50)           $ 0.37
               (Loss) earnings per share - pro forma           $ (0.53)           $ 0.34

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                                Fiscal            Fiscal
                                                                 1996              1997
                                                                ------            ------
                    Expected dividend yield                       0.00%            0.00%
                    Expected stock price volatility              50.00%           50.00%
                    Risk-free interest rate                       5.72%            5.39%
                    Expected life of options                    5 years          5 years

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

13. SUPPLEMENTAL CASH FLOW INFORMATION

     Net cash flow from operating activities reflects cash payments for interest and income taxes as follows (dollars in thousands):


                                                        Fiscal           Fiscal             Fiscal
                                                         1995             1996               1997
                                                        ------           ------             ------

              Interest (income) expense, net
                per statements of operations             $(119)          $   413             $154

              Less: Non-cash interest
                (expense) income                           (41)               50              (63)
                                                         -----           -------             ----

              Net cash interest (income) expense
                including interest income of
                $1,425, $924, and $984                   $(160)          $   463             $ 91
                                                         =====           =======             ====

              Income taxes paid (refunded)               $ 474           $(3,990)            $531
                                                         =====           =======             ====

14. CONTINGENCY FOOTNOTE

     The Company is involved in legal actions and claims arising in the ordinary course of business. Management believes (based on advice of legal counsel) that such litigation and claims will not have a material effect on the Company's financial condition or results of operations.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(shares and dollars in thousands)


Fiscal Year Ended                 Jan. 29, 1994   Jan. 28, 1995  Feb. 3, 1996    Feb. 1, 1997    Jan. 31,1998
-----------------                 -------------   -------------  ------------    ------------    ------------
OPERATING STATEMENT DATA
   Net sales                           $ 344,090       $ 357,684      $ 369,173       $ 363,074       $ 361,751
   Cost of goods sold,
     including buying and
     occupancy costs                     261,920         276,038        292,790         289,421         278,078
   Gross profit                           82,170          81,646         76,383          73,653          83,673
   General, administrative and
     store operating expenses             75,744          74,986         80,170          80,063          80,469
   Operating income (loss)                 6,426           6,660         (3,787)         (6,410)          3,204
   Interest (income) expense, net           (143)            491           (119)            413             154
   Income (loss) before taxes              6,569           6,169         (3,668)         (6,823)          3,050
   Provision for (benefit from)
     income taxes                          2,522           2,276           (957)         (1,018)           (828)
   Provision for (benefit from)
     write-down (write-up) of the
     compensation related
     deferred tax asset                    2,479             917          1,928             342            (953)
   Net income (loss)                       1,568           2,976         (4,639)         (6,147)          4,831
   Net income (loss) per
     common share:
       Basic                           $    0.13       $    0.24      $   (0.38)      $   (0.50)      $    0.40
       Diluted                         $    0.12       $    0.22      $   (0.38)      $   (0.50)      $    0.37
   Weighted average number of
     common shares outstanding:
       Basic                              12,126          12,169         12,190          12,190          12,190
       Diluted                            13,372          13,313         12,190          12,190          13,187

BALANCE SHEET DATA (at period end)
   Working capital                     $  24,533       $  37,614      $  38,394       $  36,941       $  43,875
   Total assets                          141,607         138,434        139,033         130,347         134,727
   Long-term debt                              0               0              0               0               0
   Distribution center financing           6,293          13,233         12,333          11,355          10,308
   Total stockholders' equity             87,320          90,672         86,283          80,213          85,044

The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements, including the notes thereto. The data for the periods indicated has been derived from the Company's Consolidated Financial Statements, which have been audited by Coopers & Lybrand, L.L.P., independent accountants, whose report for the three fiscal years ended January 31, 1998 appears elsewhere in this Annual Report.

UNITED RETAIL GROUP, INC
EXECUTIVE OFFICERS AND DIRECTORS

RAPHAEL BENAROYA
Chairman of the Board, President and Chief Executive Officer*

GEORGE R. REMETA
Vice Chairman - Chief Financial Officer, Secretary and Director*

KENNETH P. CARROLL
Senior Vice President - General Counsel*

ELLEN DEMAIO
Senior Vice President - Merchandise

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

CHARLES E. NAFF
Vice President - Sales

BRADLEY ORLOFF
Vice President - Marketing

ROBERT PORTANTE
Vice President - MIS

FREDRIC E. STERN
Vice President - Controller

JOSEPH A. ALLUTO
A Director of the Company, is the Dean of Max M. Fisher School of Business at Ohio State University

RUSSELL BERRIE
A Director of the Company, is the Chairman of the Board and Chief Executive Officer of Russ Berrie and Company, Inc., an international toy manufacturer

JOSEPH CIECHANOVER
A Director of the Company, is the Chairman of the Board of El Al Israel Airlines Ltd.

ILAN KAUFTHAL
A Director of the Company, is a Vice Chairman of Schroder & Co., Inc., an investment banking firm

VINCENT P. LANGONE
A Director of the Company, is Chairman of the Board of Interbuild International Inc., a venture capital firm

CHRISTINA A. MOHR
A Director of the Company, is a Managing Director of Salomon Brothers, Inc., an investment banking firm

RICHARD W. RUBENSTEIN
A Director of the Company, is a Partner of Squire, Sanders & Dempsey, a law firm

SHAREHOLDER INFORMATION

The Company's Annual Report on Form 10-K, including financial statements, filed with the Securities and Exchange Commission ("SEC"), is available without charge upon written request to Kenneth P. Carroll, Esq., Senior Vice President - General Counsel, at the Company's headquarters. Mail should be addressed to 365 West Passaic Street, Rochelle Park, New Jersey 07662; E-mail should be addressed to kencarroll@ibm.net.The Annual Report on Form 10-K is also available through the SEC at http://www.sec.gov.

The Common Stock is quoted on the NASDAQ National Market under the symbol "URGI." The last reported sale price of the Common Stock on the NASDAQ National Market on April 3, 1998 was 6 9/16. The following table sets forth the reported high and low sale prices of the Common Stock as reported by NASDAQ for each calendar quarter indicated.


                            HIGH              LOW
                            ----              ---
1996

     First Quarter         $5 1/2           $3 7/8
     Second Quarter        $5 1/4           $4
     Third Quarter         $4 7/8           $2 3/8
     Fourth Quarter        $3 3/8           $1 1/2

1997

     First Quarter         $4 3/4           $2 7/8
     Second Quarter        $4 1/8           $2 1/2
     Third Quarter         $3 9/16          $2 9/16
     Fourth Quarter        $6 1/8           $2 5/8


The Company has paid no cash dividends and expects to retain any earnings in the foreseeable future for expansion of its business rather than to pay cash dividends.

The Company's transfer agent and registrar is Continental Stock Transfer & Trust Co.,
2 Broadway New York, New York 10004

At March 31, 1998 there were approximately 1,500 beneficial owners of Common Stock, not including participants in the Company's stock purchase and retirement savings plans.


* An officer of the parent holding company rather than the operating subsidiary, United Retail Incorporated or United Retail Logistics Operations Incorporated.