Form 10-K, Exhibit 13
period 1999-01-30
UNITED RETAIL GROUP INC/DE
filed 1999-04-22
CIK 881905

                                                                     EXHIBIT 13

UNITED RETAIL GROUP, INC. is a leading specialty retailer of large-size women's apparel and accessories, which feature its AVENUE brand. The Company seeks to create a fashion-current, upscale image at prices that appeal to the middle mass market.

Financial Highlights

(dollars in thousands, except per share amounts)      Fiscal 1997   Fiscal 1998

Net Sales                                                $361,751      $378,562
Income before income taxes                                  3,050        27,844
(Benefit from) provision for income taxes                    (828)       10,077
Benefit from write-up of the compensation
  related deferred tax asset                                 (953)         (213)
Net Income                                                $ 4,831      $ 17,980
Net income per common share
    Basic                                                 $  0.40      $   1.38
    Diluted                                               $  0.37      $   1.31
Weighted average number of shares
  outstanding (in thousands):
    Basic                                                  12,190        13,056
    Diluted                                                13,188        13,736
Stores open at end of period                                  522           502




Contents

Management's Discussion and Analysis                           10

Report of Independent Auditors                                 15

Consolidated Balance Sheets                                    16

Consolidated Statements of Operations                          17

Consolidated Statements of Cash Flows                          18

Consolidated Statements of Stockholders' Equity                19

Notes to the Consolidated Financial Statements                 20

Selected Financial Data                                        27

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES

                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 1998 VERSUS FISCAL 1997
     Net sales for fiscal 1998 increased 4.6% from fiscal 1997, to $378.6 million from $361.8 million, principally from an increase in average price. Average stores open decreased 7.7% from 557 to 514 as underperforming stores were closed selectively. Comparable store sales for fiscal 1998 increased 10.4%. There is no assurance that sales and comparable store sales will continue to increase.

     Gross profit increased by $19.1 million to $102.8 million in fiscal 1998 from $83.7 million in fiscal 1997, increasing as a percentage of net sales to 27.1% from 23.1%. The increase in gross profit as a percentage of net sales was primarily attributable to a decrease in buying and occupancy costs as a percentage of net sales and an increase in the merchandise margin rate.

     General, administrative and store operating expenses were $79.2 million in fiscal 1998 compared to $80.5 million in fiscal 1997, decreasing principally as a result of premiums received by the Company from a bank on proprietary credit card purchases of Company merchandise (see, "--Proprietary Credit Cards") and of reduced store payroll expenses. As a percentage of net sales, general, administrative and store operating expenses decreased to 20.9% from 22.2%.

     During fiscal 1998, the Company had operating income of $23.5 million (6.2% of sales) compared to operating income of $3.2 million in fiscal 1997. Fiscal 1998 operating income excludes the capital gain referred to in the last paragraph of this section.

     Net interest income was $1.2 million in fiscal 1998 compared to net interest expense of $0.2 million in fiscal 1997, primarily from interest earned on a higher level of cash and cash equivalents.

     The Company had a provision for income taxes of $10.1 million in fiscal 1998 compared with an income tax benefit of $0.8 million in fiscal 1997.

     Included in the fiscal 1997 income tax benefit is the reversal of a $1.8 million valuation allowance established in fiscal 1996 with respect to the deferred tax asset.

     Write-ups of the deferred tax asset were made of $0.2 million in fiscal 1998 and $1.0 million in fiscal 1997, respectively. These write-ups were based on the year end market value of the Company's Common Stock and arose from certain non-recurring charges in fiscal 1992. In fiscal 1992, the Company incurred a non-cash compensation expense of $15.6 million related to certain stock options ("Performance Options") previously granted to Raphael Benaroya, Chairman of the Board, President and Chief Executive Officer of the Company, and George R. Remeta, Vice Chairman and Chief Financial Officer of the Company. The non-cash compensation expense resulted in the recognition of certain future tax benefits realizable at the time Performance Options are exercised based on an assumption that the market price of the Common Stock at the time of exercise will be $15 per share (the price of the initial public offering in fiscal 1992).

     The Company had net income of $18.0 million for fiscal 1998, which included the write-up of the compensation related deferred tax asset. The Company had net income of $4.8 million for fiscal 1997, which included the write-up of the compensation related deferred tax asset and the reversal of the valuation allowance. Excluding the write-ups and the allowance, the Company would have had net income of $17.8 million for fiscal 1998 and $2.0 million for fiscal 1997.

     Net income for fiscal 1998 included a capital gain on the sale of the Company's minority interest in a privately held apparel design and manufacturing concern of $3.1 million ($2.0 million after tax).

FISCAL 1997 VERSUS FISCAL 1996
     Net sales for fiscal 1997 decreased 0.4% from fiscal 1996, to $361.8 million from $363.1 million, principally from a decrease in unit sales volume partially offset by an increase in average price. Average stores open decreased 4.1% from 581 to 557 as underperforming stores were closed selectively. Comparable store sales for fiscal 1997 increased 2.8%.

     Gross profit increased by $10.0 million to $83.7 million in fiscal 1997 from $73.7 million in fiscal 1996, increasing as a percentage of net sales to 23.1% from 20.3%. The increase in gross profit as a percentage of net sales was primarily attributable to an increase in the merchandise margin rate.

     General, administrative and store operating expenses increased to $80.5 million in fiscal 1997 compared to $80.1 million in fiscal 1996. As a percentage of net sales, general, administrative and store operating expenses increased to 22.2% from 22.1%.

     During fiscal 1997, the Company had operating income of $3.2 million, compared to an operating loss of $6.4 million in fiscal 1996.

     Net interest expense was $0.2 million in fiscal 1997 and $0.4 million in fiscal 1996.

     The Company had an income tax benefit of $0.8 million in fiscal 1997 and of $1.0 million in fiscal 1996.

     Included in the fiscal 1997 income tax benefit is the reversal of a $1.8 million valuation allowance established in fiscal 1996 with respect to the deferred tax asset.

1998 ANNUAL REPORT

     A write-up of the deferred tax asset of $1.0 million was made in fiscal 1997 based on the market value of the Company's Common Stock at the end of fiscal 1997. A write-down of $0.3 million was taken in fiscal 1996 based on the market value of Common Stock at the end of fiscal 1996.

     The Company had net income of $4.8 million for fiscal 1997, which included the write-up of the compensation related deferred tax asset and the reversal of the valuation allowance. The Company incurred a net loss of $6.1 million for fiscal 1996, which reflected the write-down of the compensation related deferred tax asset and the valuation allowance. The write-down and the allowance, net of certain other tax entries, totaled $1.4 million for fiscal 1996. Excluding the write-up, the write-down and the allowance, net of certain other tax entries, the Company would have had net income of $2.0 million for fiscal 1997 and the Company would have incurred a net loss of $4.7 million for fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES
     Net cash provided from operating activities in fiscal 1998 was $21.5 million.

     In May 1998, the Company sold its minority equity interest in a privately held apparel design and manufacturing firm for $3.1 million cash.

     The Company's cash on hand was $45.9 million at January 30, 1999 and $31.1 million at January 31, 1998.

     Inventory increased to $45.6 million at January 30, 1999 from $38.0 million at January 31, 1998. The Company's inventory levels peak in early May and November/December. During fiscal 1998, the highest inventory level was $54.2 million.

     Import purchases are made in U.S. dollars and are generally financed by trade letters of credit. Import purchases constituted approximately 56% of total purchases in fiscal 1998.

     Short-term trade credit represents a significant source of financing for domestic merchandise purchases. Trade credit arises from the willingness of the Company's domestic vendors to grant extended payment terms for inventory purchases and is generally financed either by the vendor or a third-party factor.

     United Retail Group, Inc. and United Retail Incorporated, its subsidiary (collectively, the "Companies"), are parties to a Financing Agreement, dated August 15, 1997, as amended (the "Financing Agreement"), with The CIT Group/Business Credit, Inc. ("CIT"). The Financing Agreement provides a revolving line of credit which was recently extended to August 15, 2001 in the aggregate amount of $40 million for the Companies, subject to availability of credit as described in the following paragraphs. The line of credit may be used on a revolving basis by either of the Companies to support trade letters of credit and standby letters of credit and to finance loans. As of January 30, 1999, trade letters of credit for the account of the Company and supported by CIT were outstanding in the amount of $22.7 million. (A standby letter of credit supported by CIT was also outstanding for $2.0 million as collateral for obligations in the ordinary course of business under general liability insurance policies.)

     Subject to the following paragraph, the availability of credit (within the aggregate $40 million line of credit) to either of the Companies at any time is the excess of its borrowing base over the sum of (x) the aggregate outstanding amount of its letters of credit and its revolving loans, if any, and (y) at ClTs option, the sum of (i) unpaid sales taxes, and (ii) up to $500,000 in total liabilities of the Companies under permitted encumbrances (as defined in the Financing Agreement). The borrowing base, as to either of the Companies, is the sum of (x) a percentage of the book value of its eligible inventory (both on hand and unfilled purchase orders financed with letters of credit), ranging from 60% to 65% depending on the season, and (y) the balance in an account in its name that has been pledged to the lenders (a "Pledged Account"). (At January 30, 1999, the combined availability of the Companies was $13.0 million; no balance was in a Pledged Account; no loan had been drawn down; and the Company's cash on hand was unrestricted.)

     The provisions of the preceding paragraph to the contrary notwithstanding, the Companies are required to maintain unused at all times combined availability of at least $5 million. Except for the maintenance of a minimum availability of $5 million and a limit on capital expenditures, the Financing Agreement does not contain any financial covenants.

     In the event a revolving loan is made to one of the Companies, interest is payable monthly based on a 360-day year at the prime rate or at two percent plus the LIBOR rate on a per annum basis, at the borrowers option.

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

                                                             1998 ANNUAL REPORT

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES

     The Company believes that its cash on hand, the availability of credit under the Financing Agreement and cash flows from operating activities will be adequate to meet anticipated working capital needs, including seasonal financing needs, for the next 12 months. This paragraph constitutes forward-looking information under the 1995 Private Securities Litigation Reform Act (the "Reform Act") and is subject to the uncertainties and other risk factors referred to under the caption "Future Results."

PROPRIETARY CREDIT CARDS
     In fiscal 1997, purchases of Company merchandise made by customers with the Company's proprietary credit cards were paid for daily by a bank in amounts that came out to a net discount for the year. On the contrary, the bank paid a premium, instead of taking a discount, on proprietary credit card purchases in fiscal 1998. During fiscal 1998, premiums paid to the Company by the bank had a material favorable effect on the Company's general, administrative and store operating expenses.

     After fiscal 1998, a different bank (the "Credit Card Bank") has begun to issue the Company's proprietary credit cards and finance credit card purchases. There is no assurance that in fiscal 1999 discounts will not be taken by the Credit Card Bank on proprietary credit card purchases and that other bank charges will not be incurred by the Company. Any such discounts and charges would have a material adverse effect on the Company's general, administrative and store operating expenses in fiscal 1999. The Company plans to convert all its proprietary credit cards to the AVENUE brand in 1999.

STORES
     The Company leased 502 retail stores at January 30, 1999, of which 297 stores were located in strip shopping centers, 182 stores were located in malls and 23 stores were located in downtown shopping districts. Total retail square footage was 2.0 million square feet at January 30, 1999 compared to 2.1 million square feet a year earlier.

     The Company plans to change the trade name of 303 stores to the AVENUE trade name in 1999. There is no assurance that the change will not have an adverse effect on sales. (The Company's other stores already operate under the AVENUE trade name.)

     The Company intends to pay the costs of remodeling stores from its cash on hand at the time. This paragraph constitutes forward-looking information under the Reform Act, which is subject to the uncertainties and other risk factors referred to under the caption "Future Results."

TAX MATTERS
     The Company's federal income tax returns for fiscal 1994, fiscal 1995 and fiscal 1996 are being audited by the Internal Revenue Service. Management believes that the results of the audit will not have a material adverse effect on the Company's financial condition or results of operations.

RENOVATING COMPUTERIZED SYSTEMS AND
REPLACING EMBEDDED TECHNOLOGY

     The Company operates a nationwide chain of specialty apparel retail stores, imports a significant portion of its inventory, and makes proprietary credit cards available to its customers. The Company's operations are heavily dependent on date sensitive computerized systems and embedded technology, including (i) its management information systems, (ii) the technology, including microcontrollers, embedded in equipment at the Company's national distribution center, (iii) the system for issuing and processing a trade letter of credit for each of the Company's purchase orders used by the bank (the "Letter of Credit Provider") that finances the Company's purchases of inventory abroad and (iv) links to the Credit Card Bank to authorize purchases by customers using the Company's proprietary credit cards. The Company's headquarters uses a date sensitive voicemail system. The Company's headquarters and stores are leased and are generally affected by date sensitive embedded technology used to control heating and ventilation and lighting.

     Computer programs and embedded technology, including the programs and technology on which the Company's operations depend, often will mishandle data that includes a year after 1999 (referred to below as "Year 2000 risks").

     The mainframe operating systems used by the Company's vendor have been represented by the vendor to be Year 2000 compliant in all material respects.

     The Company's management information systems department (the "MIS Department") is renovating and validating the Company's applications software, systems software and hardware (collectively referred to below as "Systems") to accommodate dates after 1999. The MIS Department identified 275 projects to analyze and, if necessary, renovate and validate Systems to ensure that they are Year 2000 complaint. After being validated, Systems are implemented as part of each project. 251 projects have been completed in all material respects and 11 projects are underway.

     Integrated Year 2000 testing of substantially all the Systems that are essential to the Company's management information systems ("Essential Systems") and the mainframe operating systems was completed successfully. (There is no assurance, however, that the integrated testing revealed all

1998 ANNUAL REPORT

Year 2000 risks.) The few remaining Essential Systems will be tested separately during the first half of fiscal 1999. (The renovation, validation and testing of the Essential Systems is referred to below as the "Year 2000 Project.")

     The Company has obtained representations from the manufacturers of the equipment that performs essential functions at the national distribution center to the effect that the equipment is Year 2000 compliant in all material respects. There is no assurance, however, that all the essential equipment at the national distribution center will function properly after 1999 or that any malfunctions that occur will not have a material adverse effect on the Company's logistics operations.

     The Letter of Credit Provider has advised the Company that its trade letter of credit system and telecommunications interfaces are Year 2000 compliant in all material respects. There is no assurance, however, that such system and interfaces will function properly after 1999.

     The Credit Card Bank has advised the Company that its credit card transaction processing system has been renovated, tested and certified to be Year 2000 compliant in all material respects. The Credit Card Bank also stated that it has assessed its telecommunications interfaces for point of sale credit authorizations and is in the process of renovating them to make them Year 2000 compliant in all material respects by June 30, 1999. There is no assurance, however, that these processing systems and telecommunications interfaces will function properly after 1999 or that any malfunctions that occur will not have a material adverse effect on the Company's sales.

     The Company will replace its voicemail system in 1999 with one that is guaranteed to be Year 2000 compliant by the manufacturer.

     The Company believes that in most cases the embedded technology used in energy management systems to control heating and ventilation and lighting at its headquarters and its stores can quickly be bypassed manually in the event of a malfunction because of an inability to accommodate dates after 1999. There is no assurance, however, that any malfunctions that occur will not have a material adverse effect on the Company's operations.

     The Company does not have a project tracking system for the time that its associates spend on the Year 2000 Project. The Company's internal costs for the Year 2000 Project are principally the related payroll costs for the MIS Department, estimated to have been $0.7 million from February 3, 1996 to January 30, 1999, of which $0.5 million is estimated to have been expensed in fiscal 1998. The cost of special purchases for the Year 2000 Project was approximately $0.6 million, substantially all of which was incurred in fiscal 1998. Amounts equal to the internal and external costs of the Year 2000 Project, however, probably would have been spent on other software development projects, if the Year 2000 Project had not been necessary. Other software development projects deferred because of the Year 2000 Project probably would have improved the Company's operational efficiency but management does not believe that any of the deferred operational improvements would have been material to its operations.

     Budgeted MIS Department payroll costs and special purchases for the Year 2000 Project, including a voicemail system, in fiscal 1999 are not material in relation to the Company's general, administrative and store operating expenses in fiscal 1998. However, there is no assurance that unexpected additional costs will not be incurred.

     The inability of computerized systems and embedded technology in general to accommodate dates after 1999 may cause disruptions in the United States and abroad in the telecommunications, banking, credit card, transportation, utilities and apparel manufacturing industries and in government services. If such disruptions occur, they could have a material adverse effect on the entire specialty apparel retail industry, including the Company. The Company has not assessed industry-wide Year 2000 risks that are not unique to the Company's operations. The Company's contingency plan for Year 2000 risks that might affect the entire industry is to have multiple, geographically diverse vendors of each major category of goods, to the extent feasible. The Company will address industry-wide Year 2000 risks on an ad hoc basis as problems arise, principally by shifting purchase orders to vendors that are less troubled by Year 2000 problems than their competitors. There is no assurance, however, that any vendors will be Year 2000 compliant.

     The Company intends to renovate and validate its Essential Systems to make them Year 2000 compliant in all material respects, if testing shows that they are not already compliant in all material respects. The Company also intends to ensure that the heating and ventilation and lighting at its headquarters will be Year 2000 compliant. There is no commercially viable alternative course of action, so the Company will not develop contingency plans for prolonged failure of its Essential Systems and lengthy constructive eviction from its headquarters. Such Systems failure and constructive eviction would have a material adverse effect on the Company's results of operations, net cash provided from operating activities and financial condition.

     The Company's contingency plan for Year 2000 risks at its national distribution center is to replace as quickly as possible any essential equipment that malfunctions because of

                                                             1998 ANNUAL REPORT

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES

inability to accommodate dates after 1999. There is no assurance, however, that Year 2000 compliant replacement equipment will be available.

     The Company's contingency plan with respect to the unavailability of a trade letter of credit for each of the Company's purchase orders is to deliver blanket trade letters of credit to the Company's major foreign vendors, by courier, if necessary. (A blanket trade letter of credit would finance all Company purchase orders to be given to the vendor.)

     The Company's contingency plan with respect to downtime in proprietary credit card operations by the Credit Card Bank is to continue credit sales on the Company's own account with its own systems until the Credit Card Bank resumes operations or is replaced by another bank. While other banks would be available to replace the Credit Card Bank, there is no assurance that any bank will be Year 2000 compliant.

     The Company has contingency plans with respect to heating and ventilation and lighting controls in its stores that have malfunctioned because of an inability to accommodate dates after 1999. For stores located in strip shopping centers, the Company will arrange as quickly as possible for local maintenance contractors to bypass manually any controls that have malfunctioned. There is no assurance, however, that local maintenance contractors will have time available to bypass controls that have malfunctioned. For stores located in malls and downtown shopping districts, the Company will promptly notify landlords of systems that have malfunctioned and request immediate restoration of service. There is no assurance, however, that landlords will be able to restore service. In the case of any unheated stores that have lights, the Company will also ask store managers to keep the stores open if weather conditions permit.

     There is no assurance that the Company's contingency plans will diminish the possible adverse consequences of Year 2000 risks.

     The Company believes that a reasonably likely worst case scenario resulting from Year 2000 risks that are unique to its operations would be a decline in net sales for the fourth quarter of fiscal 1999 having a material adverse effect on the Company's results of operations and net cash provided from operating activities for that quarter but not on the Company's financial condition (see, "--Liquidity and Capital Resources"). While management does not believe that such risks will have a material adverse effect on the Company's operations in fiscal 2000, there is no assurance that such risks will not have such a material adverse effect, regardless of the Company's remediation efforts and contingency plans. Further, there is no assurance that Year 2000 risks that affect the entire specialty apparel retail industry, and not just the Company, will not have a material adverse effect on the Company's operations in fiscal 1999 and fiscal 2000.

     Certain of the 18 preceding paragraphs contain forward-looking information under the Reform Act, which is subject to the uncertainties and other risk factors referred to under the caption "Future Results."

FUTURE RESULTS
     Future results could differ materially from those currently anticipated by the Company due to unforeseeable problems that might arise and possible (i) miscalculation of fashion trends, (ii) shifting shopping patterns, both within the specialty store sector and in other channels of distribution, (iii) extreme or unseasonable weather conditions, (iv) disruptions in the telecommunications, banking, credit card, transportation, utilities and apparel manufacturing industries in the United States and abroad caused by the inability of their computerized systems and embedded technology to accommodate dates after 1999,
(v) economic downturns, weakness in overall consumer demand, and variations in the demand for women's fashion apparel, (vi) imposition by vendors, or their third-party factors, of more onerous payment terms for domestic merchandise purchases, (vii) acceleration in the rate of business failures and inventory liquidations in the specialty store sector of the women's apparel industry, and
(viii) disruptions in the sourcing of merchandise abroad, including (a) political instability and economic distress in South Asia, (b) China's claims to sovereignty over Taiwan, (c) North Korea's claims to sovereignty over South Korea, (d) exchange rate fluctuations, (e) trade sanctions or restrictions, (f) changes in quota and duty regulations, (g) delays in shipping, (h) increased costs of transportation or (i) disruptions in government services in the United States and abroad caused by the inability of computerized systems and embedded technology to accommodate dates after 1999, including delays in the issuance by the United States Customs Service of clearances on imported merchandise.

1998 ANNUAL REPORT

                   UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of United Retail Group, Inc.:

     In our opinion the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of United Retail Group, Inc. and its subsidiaries (the "Company") at January 31, 1998 and January 30, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
------------------------------
  PricewaterhouseCoopers LLP


New York, New York
February 12, 1999

                                                             1998 ANNUAL REPORT

                   UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                               January 31,   January 30,
(dollars in thousands)                                            1998          1999
----------------------                                         -----------   -----------
ASSETS
  Current assets:
   Cash and cash equivalents                                    $ 31,122      $ 45,894
   Accounts receivable                                               571           513
   Inventory                                                      38,003        45,564
   Prepaid rents                                                   3,999         3,946
   Other prepaid expenses                                          2,607         2,429
                                                                --------      --------
     Total current assets                                         76,302        98,346

   Property and equipment, net                                    48,231        48,017
   Deferred charges and other intangible assets,
    net of accumulated amortization of
    $1,784 and $2,130                                              7,058         6,746
   Deferred income taxes                                           2,685         1,120
   Other assets                                                      451           363
                                                                --------      --------
   Total assets                                                 $134,727      $154,592
                                                                ========      ========
LIABILITIES
  Current liabilities:
   Current portion of distribution center financing             $  1,052      $  1,136
   Accounts payable, trade                                        12,596        14,208
   Accrued expenses                                               18,779        22,659
                                                                --------      --------
     Total current liabilities                                    32,427        38,003

  Distribution center financing                                   10,308         9,172
  Other long-term liabilities                                      6,948         6,270
                                                                --------      --------
     Total liabilities                                            49,683        53,445
                                                                --------      --------
  Commitments and contingencies

STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value; authorized
   1,000,000; none issued
  Common stock, $.001 par value; authorized
   30,000,000; issued 12,680,375 and 13,762,900;
   outstanding 12,190,375 and 13,089,588                              13            14
  Additional paid-in capital                                      78,259        77,458
  Retained earnings                                                7,354        25,334
  Treasury stock (490,000 and 673,312 shares),
   at cost                                                          (582)       (1,659)
                                                                --------      --------
     Total stockholders' equity                                   85,044       101,147
                                                                --------      --------
     Total liabilities and stockholders' equity                 $134,727      $154,592
                                                                ========      ========


The accompanying notes are an integral part of the Consolidated Financial Statements.


16
1998 annual report

                   UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                  Fiscal Year    Fiscal Year      Fiscal Year
                                                                     Ended          Ended            Ended
                                                                  February 1,    January 31,      January 30,
(dollars in thousands, except per share amounts)                     1997           1998             1999
------------------------------------------------                  -----------    -----------      -----------
Net sales                                                       $   363,074     $   361,751      $   378,562
Cost of goods sold, including buying and occupancy costs            289,421         278,078          275,811
                                                                -----------     -----------      -----------
  Gross profit                                                       73,653          83,673          102,751
General, administrative and store operating expenses                 80,063          80,469           79,221
                                                                -----------     -----------      -----------
  Operating (loss) income                                            (6,410)          3,204           23,530
Non-operating income                                                     --              --            3,113
Interest expense (income), net                                          413             154           (1,201)
                                                                -----------     -----------      -----------
  (Loss) income before income taxes                                  (6,823)          3,050           27,844
(Benefit from) provision for income taxes                            (1,018)           (828)          10,077
Provision for (benefit from) write-down (write-up) of the
  compensation related deferred tax asset                               342            (953)            (213)
                                                                -----------     -----------      -----------
  Net (loss) income                                             $    (6,147)    $     4,831      $    17,980
                                                                ===========     ===========      ===========
Net (loss) income per share
  Basic                                                         $     (0.50)    $      0.40      $      1.38
                                                                ===========     ===========      ===========
  Diluted                                                       $     (0.50)    $      0.37      $      1.31
                                                                ===========     ===========      ===========
Weighted average number of shares outstanding
  Basic                                                          12,190,375      12,190,375       13,055,673
  Common stock equivalents (stock options)                               --         997,234          680,340
                                                                -----------     -----------      -----------
  Diluted                                                        12,190,375      13,187,609       13,736,013
                                                                ===========     ===========      ===========


The accompanying notes are an integral part of the Consolidated Financial Statements.


                                                                             17
                                                             1998 annual report

                   UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  Fiscal Year    Fiscal Year      Fiscal Year
                                                                     Ended          Ended            Ended
                                                                  February 1,    January 31,      January 30,
(dollars in thousands)                                               1997           1998             1999
----------------------                                            -----------    -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss) income                                               $(6,147)       $ 4,831          $17,980
   Adjustments to reconcile net (loss) income to net cash
    provided from operating activities:
     Depreciation and amortization of property and equipment          9,983          8,540            7,027
     Amortization of deferred charges and other intangible assets       225            287              353
     Loss (gain) on disposal of assets                                  463            496              (30)
     Gain on sale of investments                                         --            (43)          (3,113)
     Compensation expense                                                77             --              216
     Provision for (benefit from) deferred income taxes                 811         (2,685)           1,956
     Deferred lease assumption revenue amortization                    (531)          (655)            (648)
   Changes in operating assets and liabilities:
     Accounts receivable                                                473            726               58
     Income taxes receivable                                          2,490            229               --
     Inventory                                                         (377)         2,775           (7,561)
     Accounts payable and accrued expenses                              656            223            6,108
     Prepaid expenses                                                   268            535              231
     Income taxes payable                                                --          1,379             (469)
     Other assets and liabilities                                      (768)          (606)            (643)
                                                                    -------        -------          -------
   Net Cash Provided from Operating Activities                        7,623         16,032           21,465
                                                                    -------        -------          -------
INVESTING ACTIVITIES:
     Capital expenditures                                            (4,602)        (2,375)          (7,003)
     Deferred payment for property and equipment                       (896)            40              110
     Proceeds from sale of investment and lease                          --            410            3,345
                                                                    -------        -------          -------
   Net Cash Used for Investing Activities                            (5,498)        (1,925)          (3,548)
                                                                    -------        -------          -------
FINANCING ACTIVITIES:
     Issuance of loans to officers                                       --             --           (2,113)
     Exercise of stock options                                           --             --               20
     Debt issuance costs                                                 --           (276)              --
     Repayments of long-term debt                                      (901)          (973)          (1,052)
                                                                    -------        -------          -------
   Net Cash Used in Financing Activities                               (901)        (1,249)          (3,145)
                                                                    -------        -------          -------
   Net increase in cash and cash equivalents                          1,224         12,858           14,772
   Cash and cash equivalents, beginning of period                    17,040         18,264           31,122
                                                                    -------        -------          -------
   Cash and cash equivalents, end of period                         $18,264        $31,122          $45,894
                                                                    =======        =======          =======


The accompanying notes are an integral part of the Consolidated Financial Statements.


18
1998 annual report

                   UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY


                                                           Common        Common
                                                           Stock         Stock    Additional              Treasury       Total
                                                           Shares        $.001     Paid-in    Retained      Stock,    Stockholders'
(shares and dollars in thousands)                        Outstanding   Par Value   Capital    Earnings      at Cost      Equity
---------------------------------                        -----------   ---------  ----------  --------    ---------   ------------
Balance, February 3, 1996                                  12,190         $13      $78,182    $ 8,670     $  (582)      $ 86,283
                                                           ------         ---      -------    -------     -------       --------
Compensation expense                                                                    77                                    77
Net loss                                                                                       (6,147)                    (6,147)
                                                           ------         ---      -------    -------     -------       --------
Balance, February 1, 1997                                  12,190          13       78,259      2,523        (582)        80,213
                                                           ------         ---      -------    -------     -------       --------
Net income                                                                                      4,831                      4,831
                                                           ------         ---      -------    -------     -------       --------
Balance, January 31, 1998                                  12,190          13       78,259      7,354        (582)        85,044
                                                           ------         ---      -------    -------     -------       --------
Exercise of stock options                                   1,083           1        1,096                                 1,097
Treasury stock                                               (183)                                         (1,077)        (1,077)
Loans to officers                                                                   (2,113)                               (2,113)
Compensation expense                                                                   216                                   216
Net income                                                                                     17,980                     17,980
                                                           ------         ---      -------    -------     -------       --------
Balance, January 30, 1999                                  13,090         $14      $77,458    $25,334     $(1,659)      $101,147
                                                           ======         ===      =======    =======     =======       ========


The accompanying notes are an integral part of the Consolidated Financial Statements.


                                                                            19
                                                            1998 annual report

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES


1. BASIS OF PRESENTATION
     On July 17, 1989, Sizes Unlimited Acquisition Corporation was merged with and into Lernmark, Inc. ("Lernmark"), a wholly-owned subsidiary of The Limited, Inc. ("The Limited"), with Lernmark being the surviving corporation. Lernmark was the holding company for Lerner Woman/Sizes Unlimited, a division of The Limited. Lernmark subsequently changed its name to United Retail Group, Inc. ("United Retail"). United Retail is a leading nationwide specialty retailer of private label large-size women's apparel and accessories featuring the AVENUE brand operating approximately 500 stores throughout the United States. The Limited, through an affiliate, initially retained a one-third interest in United Retail through its acquisition of 2.5 million shares of United Retail's Common Stock. For financial reporting purposes, the acquisition was accounted for using the purchase method and, accordingly, the results of operations have been included in the financial statements from April 30, 1989, which is considered to be the effective date. The total cost of the acquisition, which includes costs directly related to the acquisition, was allocated among the net assets acquired on the basis of the respective fair values of such net assets adjusted for the one-third interest initially retained by The Limited.

     The consolidated financial statements include the accounts of United Retail and its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year
     The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Fiscal 1996, fiscal 1997 and fiscal 1998 consisted of 52 weeks and ended on February 1, 1997, January 31, 1998 and January 30, 1999, respectively.

Net Retail Sales and Revenues
     Sales are net of returns and exclude sales tax. Revenues include sales from all stores operating during the period.

Marketing Costs
     The Company expenses marketing costs when the event occurs. Marketing expense, included in cost of goods sold in the accompanying consolidated statements of operations, was $6.5 million, $6.7 million, and $9.5 million in fiscal 1996, 1997 and 1998, respectively.

Cash and Cash Equivalents
     Cash and cash equivalents include obligations of financial institutions with original maturities of less than 90 days.

Inventory
     Inventory is stated at the lower of cost or market utilizing the retail method.


Property and Depreciation
     Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives of 40 years for the distribution center building, the life of the lease for leasehold improvements, furniture and fixtures, 20 years for material handling equipment and 5 years for other property. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance, repairs and minor renewals are charged to expense as incurred. Renewals and betterments which extend service lives are capitalized.

Computation of Income (Loss) Per Common Share
     At the end of fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic per share data has been computed based on the weighted average number of shares of common stock outstanding. Diluted per share data has been computed on the basic plus the dilution of stock options. Shares issuable upon the exercise of stock options have not been included in the diluted earnings per share computation for fiscal 1996 because the effect would be anti-dilutive.

Deferred Charges and Other Intangible Assets
     Certain loan facility fees and other costs of obtaining financing are being amortized on a straight-line basis over the term of the related loan.

     Goodwill, as of January 31, 1998 and January 30, 1999, of $6.4 million and $6.2 million, respectively, represents the excess cost over the fair market value of the net assets of the businesses acquired. Goodwill is being amortized over a 40-year period using the straight-line method.

     The Company acquired certain trademarks during fiscal 1996 and fiscal 1998 in the amounts of $410,000 and $39,000, respectively. These amounts are being amortized over 10 and 15 year periods using the straight-line method.



20

1998 ANNUAL REPORT

     The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of deferred charges and other intangible assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that the asset should be evaluated for possible impairment, the Company uses an estimate of the undiscounted net cash flows over the remaining life of the asset in measuring whether the asset is recoverable.

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

Store Opening Costs
     All costs associated with the opening of new stores were expensed as incurred.

3. PROPERTY AND EQUIPMENT
     Property and equipment, at cost, consists of (dollars in thousands):

                                                         January 31, January 30,
                                                            1998        1999
--------------------------------------------------------------------------------
Land                                                      $ 2,176     $ 2,176
Buildings                                                  10,574      10,574
Furniture, fixtures and equipment                          58,947      59,817
Leasehold improvements                                     26,905      26,826
Beneficial leaseholds                                       9,811       8,560
Construction in progress                                      651       2,378
                                                          -------     -------
                                                          109,064     110,331
Accumulated depreciation and
 amortization, including beneficial
 leaseholds of $8,683 and $7,586                          (60,833)    (62,314)
                                                          -------     -------
Property and equipment, net                               $48,231     $48,017
                                                          -------     -------

4. ACCRUED EXPENSES
     Accrued expenses consist of (dollars in thousands):

                                                         January 31, January 30,
                                                            1998        1999
--------------------------------------------------------------------------------
Occupancy expenses                                         $3,514      $3,907
Payroll related expenses                                    4,404       4,771
Insurance payable                                           3,140       4,684
Sales taxes payable                                         1,208       1,149
Other                                                       6,513       8,148
                                                          -------     -------
                                                          $18,779     $22,659
                                                          =======     =======

5. LEASED FACILITIES AND COMMITMENTS
     Annual store rent is composed of two components, a fixed minimum amount and a contingent rent (percentage rent) based upon a percentage of sales exceeding a stipulated amount. In certain leases, the Company and the landlord have agreed to replace the fixed minimum amount with a rental based on a percentage of sales. Store lease terms generally require additional payments to the landlord covering taxes, maintenance and certain other expenses.

     Rent expense was as follows (dollars in thousands):

                                                          Fiscal      Fiscal       Fiscal
                                                           1996        1997         1998
-----------------------------------------------------------------------------------------
Store rent
 Fixed minimum                                           $40,546     $39,423      $36,986
 Percentage                                                  (26)         32           77
                                                         -------     -------      -------
Total store rent                                          40,520      39,455       37,063
 Equipment and other                                         424         411          360
                                                         -------     -------      -------
Total rent expense                                       $40,944     $39,866      $37,423
                                                         =======     =======      =======

     At January 30, 1999, the Company was committed under store leases with initial terms ranging from 1 to 20 years and with varying renewal options. At February 1, 1997, January 31, 1998 and January 30, 1999, accrued rent expense amounted to $5.7 million, $5.7 million and $5.8 million, respectively, of which $5.5 million, $5.3 million and $5.1 million, respectively, is included in "Other long-term liabilities."

1998 ANNUAL REPORT

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES

     A summary of approximate non-cancelable lease commitments under leases follows (dollars in thousands) for the fiscal years:

1999                                                     $ 30,960
2000                                                       27,193
2001                                                       24,258
2002                                                       22,091
2003                                                       19,191
Thereafter                                                 53,003
                                                         --------
Total minimum obligations                                $176,696
                                                         ========
6. LONG-TERM DEBT
     Long-term debt consists of (dollars in thousands):

                                                       January 31, January 30,
                                                          1998        1999
--------------------------------------------------------------------------------
Distribution center financing:
 7.30% Note due 2003                                     $ 4,546     $ 3,873
 8.64% Mortgage due 2009                                   6,814       6,435
                                                         --------    -------
 Total distribution center financing                     $11,360     $10,308
 Less current maturities                                   1,052       1,136
                                                         --------    -------
 Long-term portion of distribution
  center financing                                       $10,308     $ 9,172
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

     In the event a loan is made to one of the Companies, interest is payable monthly based on a 360-day year at the prime rate or at two percent plus the LIBOR rate on a per annum basis, at the borrowers option.

     The line of credit is secured by a security interest in inventory and proceeds and by the balance on deposit from time to time in an account that has been pledged to the lenders.

     At January 30, 1999, the combined availability of the Companies was $13.0 million, no balance was in the pledged account, the aggregate outstanding amount of letters of credit arranged by CIT was $24.8 million and no loan had been drawn down. The Company's cash on hand was unrestricted.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
     The carrying amounts of cash and cash equivalents and trade payables approximate fair value because of the short-term maturity of these instruments. The fair value of long-term debt, including current portion, is estimated to be $11.5 million and $10.6 million for fiscal 1997 and fiscal 1998, respectively, based on the current rates quoted to the Company for debt of the same or similar issues.

8. INCOME TAXES
     The Company provides for income taxes in accordance with SFAS No.109, "Accounting for Income Taxes." This statement requires the use of the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance.

     The (benefit from) provision for income taxes consists of (dollars in thousands):

                                              Fiscal       Fiscal     Fiscal
                                               1996         1997       1998
--------------------------------------------------------------------------------
Currently payable:
 Federal                                     $(1,584)    $   722      $7,350
 State                                            97         182         558
                                             -------     -------     -------
                                              (1,487)        904       7,908
                                             -------     -------     -------
Deferred:
 Federal                                         696      (2,419)      1,899
 State                                           115        (266)         57
                                             -------     -------     -------
                                                 811      (2,685)      1,956
                                             -------     -------     -------
                                             $  (676)    $(1,781)     $9,864
                                             =======     =======     =======

1998 ANNUAL REPORT

     Reconciliation of the (benefit from) provision for income taxes from the U.S. Federal statutory rate to the Company's effective rate is as follows:

                                             Fiscal      Fiscal       Fiscal
                                              1996        1997         1998
--------------------------------------------------------------------------------
Statutory Federal income
 tax rate                                    (34.0)%      34.0%        35.0%
State income taxes,
 net of Federal benefit                        0.4         3.9          1.5
Goodwill amortization                          1.0         2.3          0.3
Other                                         (1.0)        0.7         (0.6)
                                             -----       -----         ----
Sub-total                                    (33.6)       40.9         36.2
Charitable contribution benefit               (3.0)        0.0          0.0
Write-down (write-up) of the
 compensation related
 deferred tax asset                            5.0       (31.3)        (0.8)
Valuation allowance                           21.7       (68.0)         0.0
                                             -----       -----         ----
                                              (9.9)%     (58.4)%       35.4%
                                             =====       =====         ====

     The Company's net deferred tax asset reflects the tax impact of temporary differences. The components of the net deferred tax asset are as follows:

                                                      January 31,    January 30,
                                                        1998            1999
--------------------------------------------------------------------------------
Assets:
Inventory                                               $  184       $  658
Accruals and reserves                                    1,820        2,591
Compensation                                             1,839          308
Credit carryforwards                                     1,479            0
                                                        ------       ------
                                                         5,322        3,557
                                                        ------       ------
Liabilities:
Depreciation                                             2,637        2,437
                                                        ------       ------
Net deferred tax asset                                  $2,685       $1,120
                                                        ======       ======

     Future realization of the tax benefits attributable to these existing deductible temporary differences ultimately depends on the existence of sufficient taxable income within the carryback and/or carryforward period available under the tax law at the time of the tax deduction. Based on management's assessment, it is more likely than not that the net deferred tax asset will be realized through future taxable earnings or available carrybacks. Included in the fiscal 1996, fiscal 1997 and fiscal 1998 income tax expense (benefit) is a $0.3 million write-down, a $(1.0 million) write-up, and a $(0.2 million) write-up of the compensation related deferred tax asset, respectively, which had been recorded in fiscal 1992 based upon the initial public offering price of $15 per share. On February 13, 1998 underlying stock options relating to $1.822 million of the compensation related deferred tax asset were exercised, which resulted in an additional $0.2 million tax benefit in fiscal 1998.

     At January 31, 1998 and January 30, 1999, the Company had pre-acquisition net operating loss carryforwards aggregating approximately $0.5 million and $0.4 million, respectively, available to reduce future taxable income in certain states, expiring through 2004.

9. RELATED PARTY TRANSACTIONS
     The Company shares certain store locations with subsidiaries of The Limited and is charged by The Limited for occupancy costs. The impact on the statements of operations of these occupancy charges was as follows (dollars in thousands):

                                                 Fiscal      Fiscal       Fiscal
                                                  1996        1997         1998
--------------------------------------------------------------------------------
Cost of goods sold, including
 buying and occupancy costs                       $367        $123         $121

     An affiliate of the Chairman of the Board of the Company, American Licensing Group, L.P. ("ALGLP"), (in which he holds an 80% interest) provides management and administrative services to a subsidiary of The Limited, ALG, Inc., for a base annual fee and profit sharing fee, the profit sharing fee being the lower of one-third of net profits or $150,000 per annum. During fiscal 1996, fiscal 1997 and fiscal 1998, the aforementioned affiliate was paid $105,000, $160,000 and $62,000, respectively, by that subsidiary of The Limited.

     During fiscal 1996, fiscal 1997, and fiscal 1998, the Company incurred expenses under certain Sublicensing Agreements with respect to trademarks to ALG, Inc. in the amounts of $416,000, $395,000, and $361,000, respectively, and to ALGLP in the amounts of $593,000, $599,000 and $442,000, respectively. ALG, Inc. and ALGLP, in turn, incurred expenses with respect to the trademarks under certain Licensing Agreements with the owner of the trademarks.

     In fiscal 1994 and fiscal 1996, the Company made investments in a vendor from which the Company purchased apparel. The investments totaled $12,500 for approximately 22% of the outstanding common stock of the vendor and an unsecured loan facility in the amount of $400,000, which expired on January 31, 1997. Purchases of apparel during fiscal 1996 and fiscal 1997 totaled $2.7 million and $0.6 million,

1998 ANNUAL REPORT

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES

respectively. In fiscal 1998, the Company realized a capital gain of $3.1 million on the sale of its shares of common stock back to the vendor. The gain is reported as non-operating income.

     During fiscal 1995, the Company made an investment in one of the purchasing agents that acted on the Company's behalf in contracting for apparel with foreign vendors. In fiscal 1997, the Company sold its entire investment in the purchasing agent at a purchase price of $505,000, resulting in a gain of $43,000.

10. RETIREMENT PLAN
     The Company maintains a defined contribution pension plan. Generally, an employee is eligible to participate in the plan if the employee has completed one year of full-time continuous service. The Company makes a 50% match of a portion of employee savings contributions.

     The Company also maintains a non-qualified defined contribution pension plan, known as the Supplemental Retirement Savings Plan. The Company makes a 50% match of a portion of employee savings contributions for those associates whose contributions to the qualified plan are limited by IRS regulations, as well as retirement contributions for certain grandfathered associates equal to 6% of those associates compensation.

     Pension costs for all benefits charged to income during fiscal 1996, fiscal 1997 and fiscal 1998 approximated $335,000, $278,000 and $522,000, respectively.

11. STOCKHOLDERS EQUITY
     Coincident with the completion of its initial public offering on March 17, 1992, the Company's certificate of incorporation was amended to provide for only one class of Common Stock, par value $.001 per share, with 30 million shares authorized. The Company also authorized 1,000,000 shares of Preferred Stock, par value $.001 per share, to be issued from time to time, in one or more classes or series, each such class or series to have such preferences, voting powers, qualifications and special or relative rights and privileges as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such class or series of Preferred Stock. The Company has paid no cash dividends and expects to retain any future earnings for expansion of its business rather than to pay cash dividends in the foreseeable future. Additionally, a loan agreement to which the Company is a party imposes restrictions on the payment of dividends.

12. Stock Options
     Under the 1989 Management Stock Option Plan (the "1989 Plan") established on July 17, 1989, options to purchase 1,078,125 shares and 50,000 shares at exercise prices of $1.00 and $5.00 per share, respectively, were granted, of which 50,000 options were outstanding as of January 30, 1999. All options granted under the 1989 Plan became vested and exercisable upon completion of the Company's initial public offering and the payment of certain obligations to The Limited Inc. On February 13, 1998, 1,078,125 of the 1989 Plan options were exercised by management.

     Under 1991 Stock Option Agreements between the Company and certain executive officers (the "1991 Options"), the Board of Directors approved and granted, on July 24, 1991, options to purchase 300,000 shares at an exercise price of $5.00 per share which were outstanding as of January 30, 1999. These options became vested and exercisable upon completion of the initial public offering and the payment of certain obligations to The Limited Inc.

     The options outstanding under the 1989 Plan and the 1991 Options expire on December 31, 1999. The voluntary resignation of an optionee does not limit the above options' expiration date or otherwise affect the exercisability of these options in any way.

     The Restated 1990 Stock Option Plan (as amended, the "1990 Plan") was established in June 1990 and terminated in May 1996. Exercise prices were not less than fair market value of the Company's stock on the date of grant. The options granted under the 1990 Plan expire between seven and ten years after the date of grant. As of February 1, 1997, January 31, 1998 and January 30, 1999, outstanding options to purchase 658,000, 619,300 and 615,300 shares, respectively, were granted under the Plan at average exercise prices of $6.78, $6.89 and $6.90 per share, respectively. The options granted vest beginning one year from the date of grant, and vest fully after four or five years, subject to acceleration under certain circumstances. Options were granted, and the 1990 Plan is administered, by the Compensation Committee of the Board of Directors composed of non-employees of the Company. The Company recorded compensation expense pursuant to the 1990 Plan in fiscal 1996 of $77,000.

1998 ANNUAL REPORT

A summary of stock option transactions under the 1990 Plan is as follows:

                                                          Fiscal          Fiscal           Fiscal
                                                           1996            1997             1998
--------------------------------------------------------------------------------------------------
Options outstanding at beginning of period                665,000         658,000          619,300
Options granted (a)                                        99,000               0                0
Options exercised                                               0               0            3,200
Options expired                                                 0          22,500                0
Options canceled (a)                                      106,000          16,200              800
Options outstanding at end of period                      658,000         619,300          615,300
Options available for grant at end of period                    0               0                0
Options vested and outstanding at end of period           102,895         198,783          323,570
Options exercisable at end of period and having an
 exercise price that is less than the respective
 year end common stock closing price                            0          86,500          305,570
Range of option prices per share for outstanding
 options                                            $4.125-$26.75   $4.125-$26.75    $4.125-$26.75

(a) Options granted and options canceled do not include the reissuance in fiscal 1996 of 271,500 options at an exercise price of $5.125 per share.

     The restated 1996 Stock Option Plan (as amended, the "1996 Plan") was established in May 1996. Exercise prices are required by the 1996 Plan to be not less than fair market value of the Company's stock on the date of grant. The total number of shares that may be optioned under the 1996 Plan is 440,000 shares. The options granted under the 1996 Plan expire ten years after the date of grant. As of February 1, 1997, January 31, 1998, and January 30, 1999, outstanding options to purchase 45,000, 163,000 and 373,300 shares have been granted under the Plan at an average exercise price of $3.00, $3.22 and $5.24 per share. The options granted vest beginning one year from the date of grant, and vest fully after five years, subject to acceleration under certain circumstances. Employees of the Company whose judgment, initiative and efforts may be expected to contribute materially to the successful performance of the Company are eligible to receive options. Public Directors receive annual grants of options under the 1996 Plan. Options are granted, and the 1996 Plan is administered, by the Compensation Committee of the Board of Directors composed of non-employees of the Company.

A summary of stock option transactions under the 1996 Plan follows:

                                                          Fiscal          Fiscal           Fiscal
                                                           1996            1997             1998
--------------------------------------------------------------------------------------------------
Options outstanding at beginning of period                      0          45,000          163,000
Options granted                                            45,000         145,000          253,500
Options exercised                                               0               0            1,200
Options canceled                                                0          27,000           42,000
Options outstanding at end of period                       45,000         163,000          373,300
Options available for grant at end of period              395,000         277,000           65,500
Options vested and outstanding at end of period                 0           4,000           30,900
Options exercisable at end of period and having an
 exercise price that is less than the respective year
 end common stock closing price                                 0           4,000           30,900
Range of option prices per share for outstanding
 options                                                    $3.00   $2.625-$5.625    $2.625-$11.50

     In May 1998, the Company issued non-qualified stock options to purchase a total of 300,000 shares at $6.3125 per share (the fair market value on the date of Board action) to two officers of the Company. These options expire ten years after the date of grant. The options vest beginning one year from the date of grant and vest fully after five years, subject to acceleration under certain circumstances.

     The options described in the preceding paragraph were approved by the Company's stockholders.

     The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under Opinion No. 25, compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price on the measurement date. In May 1998, the Company issued non-qualified stock options whose market price at the date of grant exceeded the exercise price, which equalled the market price on the date of Board action. In accordance with Opinion No. 25, compensation expense will be recorded ratably over the five-year vesting period of the options. The Company recognized $216,000 of related compensation expense in fiscal 1998.

                                                             1998 ANNUAL REPORT

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which encourages companies to recognize expense for stock-based awards based on their estimated value on the date of grant. SFAS No. 123 did not require companies to change their existing accounting for stock-based awards. The Company continues to account for stock-based compensation plans using the intrinsic value method, and has supplementally disclosed pro forma information required by SFAS No. 123.

                                          Fiscal       Fiscal      Fiscal
                                           1996         1997        1998
--------------------------------------------------------------------------------
Net (loss) income--
 as reported                              $(6,147)      $4,831      $17,980
Net (loss) income--
 pro forma                                $(6,416)      $4,532      $17,483
(Loss) earnings per share--
 as reported                              $ (0.50)      $ 0.37      $  1.31
(Loss) earnings per share--
 pro forma                                $ (0.53)      $ 0.34      $  1.27

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                          Fiscal       Fiscal      Fiscal
                                           1996         1997        1998
--------------------------------------------------------------------------------
Expected dividend yield                   0.00%        0.00%        0.00%
Expected stock price volatility          50.00%       50.00%       50.00%
Risk-free interest rate                   5.72%        5.39%        4.55%
Expected life of options                5 years      5 years      5 years

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

13. ADVANCES TO OFFICERS
     Advances were made on February 13, 1998 in the amount of $1.6 million to Raphael Benaroya, the Company's Chairman of the Board, President and Chief Executive Officer, and $0.2 million to George R. Remeta, the Company's Vice Chairman and Chief Financial Officer. The purpose of the advances was to finance payment of income taxes incurred in connection with their exercise of stock options. Interest is payable annually in cash at the prime rate. The advances have a term of four years subject to acceleration under certain circumstances and to call by the Company after two years with respect to half of the principal amount. Payment of the advances is secured by a pledge of the shares of the Company's Common Stock issued upon the option exercises in the amount of 777,925 shares issued to Mr. Benaroya and 116,888 shares issued to Mr. Remeta. Each advance is a full recourse obligation of the borrower.

14. SUPPLEMENTAL CASH FLOW INFORMATION
     Net cash flow from operating activities reflects cash payments for interest and income taxes as follows (dollars in thousands):

                                          Fiscal       Fiscal      Fiscal
                                           1996         1997        1998
--------------------------------------------------------------------------------
Interest expense (income), net
 per statements of income                $   413        $ 154      $(1,201)
Non-cash interest
 income (expense)                             50          (63)          72
                                         ---------------------------------
Net cash interest expense (income),
 including interest income of
 $924, $984 and $2,235                   $   463        $  91      $(1,273)
                                         ---------------------------------
Income taxes (refunded) paid             $(3,990)       $ 531      $ 8,376
                                         ---------------------------------

     Financing activities in fiscal 1998 include the non-cash exercise of 1,076,955 stock options, with the exercise price paid by exchanging common stock held equal to the cash payment due.

15. CONTINGENCY FOOTNOTE

     The Company is involved in legal actions and claims arising in the ordinary course of business. Management believes (based on advice of legal counsel) that such litigation and claims will not have a material adverse effect on the Company's financial condition or results of operations.

1998 ANNUAL REPORT

                   UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

                                                        Fiscal Year    Fiscal Year    Fiscal Year     Fiscal Year     Fiscal Year
                                                           Ended          Ended          Ended           Ended           Ended
                                                          Jan. 28,       Feb. 3,        Feb. 1,         Jan. 31,        Jan. 30,
(shares and dollars in thousands, except per share data)   1995           1996            1997            1998            1999
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
   Net sales                                             $357,684        $369,173       $363,074        $361,751       $378,562
   Cost of goods sold, including
    buying and occupancy costs                            276,038         292,790        289,421         278,078        275,811
   Gross profit                                            81,646          76,383         73,653          83,673        102,751
   General, administrative and
    store operating expenses                               74,986          80,170         80,063          80,469         79,221
   Operating income (loss)                                  6,660          (3,787)        (6,410)          3,204         23,530
   Non-operating income                                         0               0              0               0          3,113
   Interest expense (income), net                             491            (119)           413             154         (1,201)
   Income (loss) before taxes                               6,169          (3,668)        (6,823)          3,050         27,844
   Provision for (benefit from) income taxes                2,276            (957)        (1,018)           (828)        10,077
   Provision for (benefit from) write-down (write-up)
    of the compensation related deferred tax asset            917           1,928            342            (953)          (213)
   Net income (loss)                                        2,976          (4,639)        (6,147)          4,831         17,980
   Net income (loss) per common share:
     Basic                                               $    .24        $   (.38)      $   (.50)       $    .40       $   1.38
     Diluted                                             $    .22        $   (.38)      $   (.50)       $    .37       $   1.31
   Weighted average number of common
    shares outstanding:
     Basic                                                 12,169          12,190         12,190          12,190         13,056
     Diluted                                               13,313          12,190         12,190          13,187         13,736

BALANCE SHEET DATA (at period end):
   Working capital                                       $ 37,614        $ 38,394       $ 36,941        $ 43,875       $ 60,343
   Total assets                                           138,434         139,033        130,347         134,727        154,592
   Long-term debt                                               0               0              0               0              0
   Distribution center financing                           13,233          12,333         11,355          10,308          9,172
   Total stockholders equity                               90,672          86,283         80,213          85,044        101,147

The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements, including the notes thereto. The data for the periods indicated has been derived from the Company's Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report for the three fiscal years ended January 30, 1999 appears elsewhere in this Annual Report.

                                                             1998 ANNUAL REPORT

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES

United Retail Group Corporate Officers & Directors

Raphael Benaroya
Chairman of the Board, President
and Chief Executive Officer*

George R. Remeta
Vice Chairman - Chief Financial
Officer, Secretary and Director*

Kenneth P. Carroll
Senior Vice President -
General Counsel*

Ellen Demaio
Senior Vice President - Merchandise

Raymond W. Brown
Vice President - Associate Services

Kevin Burke
Vice President - Footwear

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

Joseph Ciechanover
A Director of the Company, is the
Chairman of the Board of El Al
Israel Airlines Ltd.

Ilan Kaufthal
A Director of the Company,
is a Vice Chairman of
Schroder & Co., Inc.,
an investment banking firm

Vincent P. Langone
A Director of the Company,
is Chief Executive Officer
of Formica Corporation,
a manufacturer of Formica(R) brand
laminate

Richard W. Rubenstein
A Director of the Company, is a
Partner of Squire, Sanders &
Dempsey, a law firm

*An officer of the parent holding company rather than the operating subsidiary, United
Retail Incorporated
or United Retail Logistics Operations
Incorporated.

UNITED RETAIL GROUP, INC. AND SUBSIDIARIES


Shareholder Information

The Company's Annual Report on Form 10-K, including financial statement schedules, filed with the Securities and Exchange Commission ("SEC"), is available without charge upon written request to Kenneth P. Carroll, Esq., Senior Vice President - General Counsel, at the Company's headquarters. Mail should be addressed to 365 West Passaic Street, Rochelle Park, New Jersey 07662; E-mail should be addressed to kcarroll@UnitedRetail.com. The Annual Report on Form 10-K is also available through the SEC at http://www.sec.gov.

The Common Stock is quoted on the Nasdaq National Market under the symbol "URGI." The last reported sale price of the Common Stock on the Nasdaq National Market on April 13, 1999 was 10 1/2. The following table sets forth the reported high and low sale prices of the Common Stock as reported by Nasdaq for each calendar quarter indicated.

                         High        Low           High          Low
--------------------------------------------------------------------------------
                               1997                       1998
                        --------------------------------------------------------
First Quarter           $4 3/4       $2 7/8       $6 3/4        $3 5/8
Second Quarter          $4 1/8       $2 1/2       $16 13/16     $3 5/16
Third Quarter           $3 3/16      $2 15/16     $16 1/8       $7 5/8
Fourth Quarter          $6 1/8       $2 5/8       $12 1/8       $6 7/8

The Company has not paid dividends on its Common Stock and has no present intention of doing so. Also, the Financing Agreement between the Company, United Retail Incorporated and The CIT Group/Business Credit, Inc., dated August 15, 1997, as amended, forbids the payment of dividends.

The Company's transfer agent and registrar is Continental Stock Transfer and Trust Co., 2 Broadway, New York, New York 10004.

At March 3, 1999, there were 409 record owners of Common Stock.

This report contains certain forward-looking statements concerning the Company's operations and performance. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those currently anticipated by the Company. Such factors may include, but are not limited to, possible miscalculation of fashion trends, shifting shopping patterns, extreme or unseasonable weather conditions, economic downturns, and weakness in overall consumer demand, as well as competitive pressures. These, and other factors, are detailed in the Company's filings with the SEC, including the Company's Annual Report on Form 10-K.

UNITED RETAIL GROUP, INC.