Form 10-K, Exhibit 13
period 2000-01-29
UNITED RETAIL GROUP INC/DE
filed 2000-04-21
CIK 881905

EXHIBIT 13


   Sections of 1999 Annual Report to Stockholders (including opinion of Independent Public Accountants) that are incorporated by reference in response to the items of the Annual Report on Form 10-K

                            * * * * * * * * * * * *



Report of Independent Accountants...........................................14

Consolidated Balance Sheets as of January 30, 1999 and
  January 29, 2000..........................................................15

Consolidated Statements of Income for each of the three fiscal years ended January 29, 2000....................................................16

Consolidated Statements of Cash Flows for each of the three fiscal years ended January 29, 2000..............................................17

Consolidated Statements of Stockholders' Equity for each of the three fiscal years ended January 29, 2000.......................................18

Notes to Consolidated Financial Statements..................................19




                  UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of UNITED RETAIL GROUP, INC.:



      In our opinion the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of United Retail Group, Inc. and its subsidiaries (the "Company") at January 30, 1999 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICEWATERHOUSECOOPERS LLP


New York, New York
February 12, 2000




                  UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                            (DOLLARS IN THOUSANDS)


                                                      JANUARY 30,    JANUARY 29,
                                                          1999           2000
                                                      ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents..........................      $54,398        $45,223
  Accounts receivable................................          513          1,146
  Inventory..........................................       45,564         55,323
  Prepaid rents......................................        3,946          3,900
  Deferred income taxes..............................            -          1,647
  Other prepaid expenses.............................        2,429          2,365
                                                      ------------   ------------
   Total current assets..............................     $106,850       $109,604

Property and equipment, net..........................       48,017         63,302
Deferred charges and other intangible assets,
  net of accumulated amortization of $2,130 and
  $2,495.............................................        6,746          7,010
Deferred income taxes................................        1,120              -
Other assets.........................................          363            422
                                                      ------------   ------------
  Total assets.......................................     $163,096       $180,338
                                                      ============   ============

LIABILITIES
Current liabilities:
  Current portion of distribution center financing...       $1,136         $1,228
  Accounts payable and other.........................       22,712         26,993
  Accrued expenses...................................       22,659         20,285
                                                      ------------   ------------
   Total current liabilities.........................       46,507         48,506

Distribution center financing........................        9,172          7,944
Other long-term liabilities .........................        6,270          6,131
                                                      ------------   ------------
   Total liabilities.................................       61,949         62,581
                                                      ------------   ------------

Commitments and contingencies

STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value; authorized
  1,000,000; none issued Series A junior participating
  preferred stock, $.001 par value; authorized 150,000;
  none issued
Common stock, $.001 par value; authorized 30,000,000;
  issued 13,762,900 and 14,190,800; outstanding
  13,089,588 and 13,289,433..........................           14             14
Additional paid-in capital...........................       77,458         80,143
Retained earnings....................................       25,334         41,483
Treasury stock (673,312 and 901,367 shares), at cost.       (1,659)        (3,883)
                                                      ------------   ------------
  Total stockholders' equity.........................      101,147        117,757
                                                      ------------   ------------
  Total liabilities and stockholders' equity.........     $163,096       $180,338
                                                      ============   ============


The accompanying notes are an integral part of the Consolidated Financial Statements.




                  UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                        FISCAL YEAR     FISCAL YEAR    FISCAL YEAR
                                           ENDED           ENDED          ENDED
                                        JANUARY 31,     JANUARY 30,    JANUARY 29,
                                            1998            1999           2000
                                        ------------    ------------   ------------

Net Sales..............................     $361,751        $378,562       $382,631

Cost of goods sold, including buying and
  occupancy costs......................      278,078         275,811        282,754
                                        ------------    ------------   ------------

  Gross profit.........................       83,673         102,751         99,877

General, administrative and store
  operating expenses...................       80,469          79,221         77,778
                                        ------------    ------------   ------------

  Operating income.....................        3,204          23,530         22,099

Non-operating income                               -           3,113              -

Interest (expense) income, net.........         (154)          1,201          1,688
                                        ------------    ------------   ------------

  Income before income taxes...........        3,050          27,844         23,787

(Benefit from) provision for income taxes       (828)         10,077          7,638

Benefit from write-up of the compensa-
  tion related deferred tax asset......         (953)           (213)             -
                                        ------------    ------------   ------------

  Net income...........................       $4,831         $17,980        $16,149
                                        ============    ============   ============

NET INCOME PER SHARE
  Basic................................      $0.40           $1.38          $1.23
                                        ============    ============   ============
  Diluted..............................      $0.37           $1.31          $1.17
                                        ============    ============   ============

WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING
  Basic................................   12,190,375      13,055,673     13,156,310
  Common stock equivalents (stock
    options)...........................      997,234         680,340        695,794
                                        ------------    ------------   ------------
  Diluted..............................   13,187,609      13,736,013     13,852,104
                                        ============    ============   ============


The accompanying notes are an integral part of the Consolidated Financial Statements.




                  UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOW
                            (DOLLARS IN THOUSANDS)


                                               FISCAL YEAR  FISCAL YEAR  FISCAL YEAR
                                                   ENDED       ENDED        ENDED
                                               JANUARY 31   JANUARY 30,  JANUARY 29,
                                                  1998         1999        2000
                                               -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................     $4,831     $17,980     $16,149
Adjustments to reconcile net income to net
  cash provided from the activities:
  Depreciation and amortization of property
    and equipment.............................      8,540       7,027       7,031
  Amortization of deferred charges and other
    intangible assets.........................        287         353         416
  Loss (gain) on disposal of assets...........        496         (30)        568
  Gain on sale of investments.................        (43)     (3,113)          -
  Compensation expense........................          -         216         311
  (Benefit from) provision for deferred income
    taxes.....................................     (2,685)      1,956        (527)
  Deferred lease assumption revenue amortiza-
    tion......................................       (655)       (648)       (402)
Changes in operating assets and liabilities:
  Accounts receivable.........................        726          58        (633)
  Income taxes receivable.....................        229           -           -
  Inventory...................................      2,775      (7,561)     (9,759)
  Accounts payable and accrued expenses.......        126       6,725       2,443
  Prepaid expenses............................        535         231         110
  Income taxes payable........................      1,379        (469)       (402)
  Other assets and liabilities................       (606)       (643)       (878)
                                               ----------  ----------   ---------
Net Cash Provided from Operating Activities...     15,935      22,082      14,427
                                               ----------  ----------   ---------

INVESTING ACTIVITIES:
  Capital expenditures........................     (2,375)     (7,003)    (23,271)
  Deferred payment for property and equipment.         40         110         268
  Proceeds from sale of investment and lease..        410       3,345         387
                                               ----------  ----------   ---------
Net Cash Used in Investing Activities.........     (1,925)     (3,548)    (22,616)
                                               ----------  ----------   ---------

FINANCING ACTIVITIES:
  Issuance of loans to officers...............          -      (2,113)       (604)
  Treasury stock acquired.....................          -           -        (214)
  Proceeds from exercise of stock options.....          -          20         373
  Tax benefit from exercise of stock options..          -           -         710
  Debt issuance costs.........................       (276)          -           -
  Repayments of long-term debt................       (973)     (1,052)     (1,136)
  Other.......................................          -           -        (115)
                                               ----------  ----------   ---------
Net Cash Used in Financing Activities.........     (1,249)     (3,145)       (986)
                                               ----------  ----------   ---------

Net increase (decrease) in cash and cash
  equivalents.................................     12,761      15,389      (9,175)
Cash and cash equivalents, beginning of period     26,248      39,009      54,398
                                               ----------  ----------   ---------
Cash and cash equivalents, end of period......    $39,009     $54,398     $45,223
                                               ==========  ==========   =========

The accompanying notes are an integral part of the Consolidated Financial Statements.




                  UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (SHARES AND DOLLARS IN THOUSANDS)


                           COMMON     COMMON                     TREASURY
                            STOCK      STOCK   ADDITION           STOCK,    TOTAL
                            SHARES     $.001   PAID-IN  RETAINED   AT     STOCKHOLDERS'
                         OUTSTANDING PAR VALUE CAPITAL  EARNINGS  COST      EQUITY
                         ----------- --------- -------- -------- -------- ------------

Balance, February 1,
  1997...................  $12,190         $13  $78,259   $2,523   $(582)   $80,213
                         ----------- --------- -------- -------- -------- ------------

Net income............                                     4,831              4,831
                         ----------- --------- -------- -------- -------- ------------

Balance, January 31,
  1998................      12,190          13   78,259    7,354    (582)    85,044
                         ----------- --------- -------- -------- -------- ------------

Exercise of stock
  options.............       1,083           1    1,096                       1,097
Treasury stock........        (183)                                (1,077)    (1,077)
Loans to officers.....                           (2,113)                     (2,113)
Compensation expense..                              216                         216
Net income............                                    17,980             17,980
                         ----------- --------- -------- -------- -------- ------------

Balance, January 30,
  1999................       13,090         14   77,458   25,334   (1,659)   101,147
                         ----------- --------- -------- -------- -------- ------------

Exercise of stock
  options.............          427               2,123                        2,123
Treasury stock........         (228)                               (2,224)    (2,224)
Loans to officers.....                             (344)                        (344)
Compensation expense..                              311                          311
Tax Benefit from exer-
  cise of stock
  options.............                              710                          710
Other.................                             (115)                        (115)
Net income............                                    16,149              16,149
                         ----------- --------- -------- -------- --------  -----------

Balance, January 29,
  2000................      $13,289        $14  $80,143  $41,483  $(3,883)  $117,757
                         =========== ========= ======== ======== ========  ===========


The accompanying notes are an integral part of the Consolidated Financial Statements.






                  UNITED RETAIL GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. COMPANY DESCRIPTION AND BASIS OF PRESENTATION

United Retail Group, Inc. ("United Retail") is a specialty retailer of large-size women's fashion apparel, footwear and accessories, featuring AVENUE(R) brand merchandise operating approximately 500 stores throughout the United States.

The consolidated financial statements include the accounts of United Retail and its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Certain prior year balances have been reclassified to conform with the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Fiscal 1997, fiscal 1998 and fiscal 1999 consisted of 52 weeks and ended on January 31, 1998, January 30, 1999, and January 29, 2000, respectively.

NET SALES

Sales are net of returns and exclude sales tax. Sales from all stores operating during the period, the Company's catalog and its website operations are included. In December 1999, the SEC issued Staff Accounting Bulletin No. 101 related to revenue recognition, including layaway sales. The pronouncement requires adoption by the second quarter of fiscal 2000. The Company will adopt this pronouncement by recording a cumulative effect adjustment in the first quarter of fiscal 2000. The Company believes this pronouncement will not have a material effect on the Company's financial position or annual results of operations, but will impact interim reporting of results. The Company recognizes sales upon redemption of gift certificates.

MARKETING COSTS

The Company expenses marketing costs when the event occurs. Marketing expense, included in cost of goods sold in the accompanying consolidated statements of income, was $6.7 million, $9.5 million, and $12.6 million in fiscal 1997, 1998, and 1999, respectively.

CASH AND CASH EQUIVALENTS

The Company considers cash on hand, bank deposits, money market funds and short term investments with maturities of less than 90 days as cash and cash equivalents.

INVENTORY

Inventory is stated at the lower of cost or market, utilizing the retail method. An average cost flow assumption is used.

LONG-LIVED ASSETS

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives of 40 years for the distribution center building, the life of the lease for leasehold improvements and furniture and fixtures, 20 years for material handling equipment and 5 years for other property. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance, repairs and minor renewals are charged to expense as incurred. Renewals and betterments which extend service lives are capitalized.

Certain loan facility fees and other costs of obtaining financing are being amortized on a straight-line basis over the term of the related loan. The difference that would result from amortization using the effective interest method is not material.

Goodwill, as of January 30, 1999 and January 29, 2000 of $6.2 million and $6.0 million, respectively, represents the excess cost over the fair market value of the net assets of the businesses acquired. Goodwill is being amortized over a 40-year period using the straight-line method.

The Company acquired certain trademarks during fiscal 1998 and fiscal 1999 in the amounts of $39,000 and $318,000, respectively. These trademarks are being amortized over 15-year periods using the straight-line method.

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that the asset should be evaluated for possible impairment, the Company uses an estimate of the undiscounted net cash flows over the remaining life of the asset in measuring whether the asset is recoverable.

COMPUTATION OF INCOME PER COMMON SHARE

The computation of income per basic common share has been computed based on the weighted average number of shares of common stock outstanding. Diluted per share data has been computed on the basic plus the dilution of stock options.

      Options to purchase shares of common stock which were outstanding but were not included in the computation of diluted net income per share because the exercise prices were greater than the average market price of the common shares were as follows:

                              FISCAL            FISCAL            FISCAL
                               1997              1998              1999
                              ----------------------------------------------

      Options                 271,000           58,000             65,500

Range of option prices
  per share               $5.625 - $26.75   $10.75 - $26.75   $11.50 - $26.75

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk, are primarily cash and cash equivalents. The Company places its cash and cash equivalents in highly liquid investments with high quality financial institutions.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates and assumptions relate to deferred tax assets, inventory and useful lives of assets.

STORE OPENING COSTS

All costs associated with the opening of new stores are expensed as incurred.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of (dollars in thousands):

                                    JANUARY 30,      JANUARY 29,
                                        1999            2000
                                    -----------      -----------

Land                                   $2,176         $2,176
Buildings                              10,574         10,574
Furniture, fixtures and equipment      59,817         70,439
Leasehold improvements                 26,826         31,389
Beneficial leaseholds                   8,560          6,942
Construction in progress                2,378          1,321
                                     -----------------------
                                      110,331         122,841


Accumulated depreciation and
  amortization, including beneficial
  leaseholds of $7,586 and $6,272    (62,314)         (59,539)
                                     -------------------------
Property and equipment, net           $48,017         $63,302
                                      ========================


4. ACCRUED EXPENSES

Accrued expenses consist of (dollars in thousands):

                                    JANUARY 30,      JANUARY 29,
                                       1999             2000
                                    ------------     ----------
Occupancy expenses                     $3,907         $3,649
Payroll related expenses                4,771          3,011
Insurance payable                       4,684          2,131
Sales taxes payable                     1,149          1,152
Credit processing                        ----          1,508
Marketing                                 972          2,027
Other                                   7,176          6,807
                                      -----------------------
                                      $22,659        $20,285
                                      =======================

5. LEASED FACILITIES AND COMMITMENTS

Annual store rent is composed of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments to the landlord covering taxes, maintenance and certain other expenses.

Rent expense was as follows (dollars in thousands):

                                 FISCAL   FISCAL   FISCAL
                                  1997     1998     1999
                                 -------------------------

Store rent
   Fixed minimum                 $39,423 $36,986   $36,815
   Percentage                        32       77      126
                                 -------------------------
Total store rent                 39,455   37,063   36,941
Equipment and other                 411      360      381
                                 -------------------------
Total rent expense               $39,866 $37,423   $37,322
                                 =========================

At January 29, 2000, the Company was committed under store leases with initial terms ranging from 1 to 20 years and with varying renewal options. At January 31, 1998, January 30, 1999 and January 29, 2000, accrued rent expense amounted to $5.7 million, $5.8 million and $6.0 million, respectively, of which $5.3 million, $5.1 million and $5.3 million, respectively, is included in "Other long-term liabilities".

A summary of approximate non-cancelable lease commitments under leases follows (dollars in thousands) for the fiscal years:

      2000                               $33,563
      2001                                30,169
      2002                                30,275
      2003                                24,482
      2004                                21,285
      Thereafter                          71,539
                                        --------
      Total minimum obligations         $211,313
                                        ========

6. LONG-TERM DEBT

Long-term debt consists of (dollars in thousands):

                                    JANUARY 30, JANUARY 29,
                                       1999        2000
                                    -----------------------
Distribution center financing:

  7.30% Note due 2003                 $3,873       $3,151
  8.64% Mortgage due 2009              6,435        6,021
                                    ---------------------
  Total distribution center
    financing                         $10,308     $9,172
  Less current maturities               1,136      1,228
                                    ---------------------
  Long-term portion of distribution
    center financing                  $ 9,172     $7,944
                                    =====================

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

The Company and certain of its subsidiaries, (collectively, the "Companies") are parties to a Financing Agreement, dated August 15, 1997, as amended (the "Financing Agreement"), with The CIT Group/Business Credit, Inc.("CIT"). The Financing Agreement provides a revolving line of credit for a term ending August 15, 2001 in the aggregate amount of $40 million for the Companies to support trade letters of credit and standby letters of credit and to finance loans.

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

At January 29, 2000, the combined availability of the Companies was $13.1 million, no balance was in the pledged account, the aggregate outstanding amount of letters of credit arranged by CIT was $26.9 million and no loan had been drawn down. The Company's cash on hand was unrestricted.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents and trade payables approximate fair value because of the short-term maturity of these instruments. An advance to an officer approximates fair value because interest is payable annually in cash at the prime rate. The fair value of long-term debt, including the current portion, is estimated to be $8.9 million for fiscal 1999 based on the current rates quoted to the Company for debt of the same or similar issues.

8. INCOME TAXES

The Company provides for income taxes in accordance with SFAS No.109, "Accounting for Income Taxes". This statement requires the use of the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense (benefit) represents the change in the deferred tax asset/liability balance.

The (benefit from) provision for income taxes consists of (dollars in thousands):

                                 FISCAL      FISCAL      FISCAL
                                  1997        1998        1999
                                 ------------------------------
      Currently payable:
         Federal                 $722        $7,350      $7,539
         State                    182           558         626
                              ----------------------------------
                                 904         7,908        8,165
                              ----------------------------------
      Deferred:
         Federal              (2,419)        1,899         537
         State                  (266)           57      (1,064)
                              ----------------------------------
                              (2,685)        1,956        (527)
                              ----------------------------------
                             ($1,781)       $9,864      $7,638
                              ==================================

Reconciliation of the (benefit from) provision for income taxes from the U.S. Federal statutory rate to the Company's effective rate is as follows:

                                   FISCAL      FISCAL       FISCAL
                                    1997        1998         1999
                                   ------------------------------

Statutory Federal income
   tax rate                         34.0%       35.0%       35.0%
State income taxes, net of
   Federal benefit                   3.9         3.7         4.1
Benefit from state net
 operating losses ("NOL's")          0.0        (2.2)       (2.1)
Goodwill amortization                2.3         0.3         0.3
Other                                0.7        (0.6)       (0.3)
                                     ----------------------------
Sub-total                           40.9        36.2        37.1
Deferred tax asset recognized
for state NOL's                      0.0         0.0        (5.0)
Write-up of the compensation
    related deferred tax asset     (31.3)       (0.8)       (0.0)
Valuation allowance                (68.0)        0.0         0.0
                                   -----------------------------
                                   (58.4%)      35.4%       32.1%
                                   =============================


The Company's net deferred tax asset reflects the tax impact of temporary differences. The components of the net deferred tax asset are as follows (dollars in thousands):

                                     JANUARY 30,    JANUARY 29,
                                       1999             2000
                                     -----------    -----------

            Assets:
            Inventory                    $658           $550
            Accruals and reserves       2,591          2,832
            Compensation                  308            205
            State NOL's                     0          1,180
                                       ---------------------
                                        3,557          4,767
                                        --------------------

            Liabilities:
            Depreciation                2,437          3,120
                                        --------------------

            Net deferred tax asset     $1,120          $1,647
                                       ======================

Included in the fiscal 1997 and fiscal 1998 income tax expense (benefit) is a ($1.0 million) write-up and a ($0.2 million) write-up of the compensation related deferred tax asset, respectively, which had been recorded in fiscal 1992 based upon the initial public offering price of $15 per share. On February 13, 1998, underlying stock options relating to $1.822 million of the compensation related deferred tax asset were exercised, which resulted in an additional $0.2 million tax benefit in fiscal 1998. In fiscal 1999, the Company recorded a $1.2 million deferred tax asset related to state NOL's, which had previously not been recognized because the realization of any tax benefit from the state NOL's had been considered remote.

Future realization of the tax benefits attributable to the existing deductible temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryback and/or carryforward period available under the tax law at the time of the tax deduction. Based on management's assessment, it is more likely than not that the net deferred tax assets will be realized through future taxable earnings or available carrybacks.

9. RELATED PARTY TRANSACTIONS

The Company shares a store location with a subsidiary of The Limited, Inc. ("The Limited") and is charged by The Limited for occupancy costs. The impact on the statements of income of these occupancy charges was as follows (dollars in thousands):

                                  FISCAL   FISCAL     FISCAL
                                  1997      1998       1999
                                 --------------------------

Cost of goods sold, including
  buying and occupancy costs      $74        $73        $73

An affiliate of the Chairman of the Board of the Company, American Licensing Group, L.P. ("ALGLP"), (in which he holds an 80% interest) provides management and administrative services to a subsidiary of The Limited, American Licensing Group, Inc., for a base annual fee and profit sharing fee, the profit sharing fee being the lower of one-third of net profits or $150,000 per annum.

During fiscal 1997, fiscal 1998, and fiscal 1999, the Company incurred expenses under certain Sublicensing Agreements with respect to trademarks to American Licensing Group, Inc. in the amounts of $395,000, $361,000, and $353,000, respectively, and to ALGLP in the amounts of $599,000, $442,000 and $365,000 respectively. American Licensing Group, Inc. and ALGLP, in turn, incurred expenses with respect to the trademarks under certain Licensing Agreements with the owner of the trademarks.

The Company made investments in a vendor from which the Company purchased apparel. In fiscal 1998, the Company realized a capital gain of $3.1 million on the sale of its investments back to the vendor. The gain was reported as non-operating income. Purchases of apparel during fiscal 1997 and fiscal 1998 totalled $600,000 and $12,000, respectively.

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

Pension costs for all benefits charged to income during fiscal 1997, fiscal 1998 and fiscal 1999 approximated $278,000, $522,000 and $365,000, respectively.

11. STOCKHOLDERS' EQUITY

Coincident with the completion of its initial public offering on March 17, 1992, the Company's certificate of incorporation was amended to provide for only one class of Common Stock, par value $.001 per share, with 30 million shares authorized. The Company also authorized 1,000,000 shares of Preferred Stock, par value $.001 per share, to be issued from time to time, in one or more classes or series, each such class or series to have such preferences, voting powers, qualifications and special or relative rights and privileges as shall be determined by the Board of Directors in a resolution or resolutions providing for the issuance of such class or series of Preferred Stock. The Company has paid no cash dividends and expects to retain any future earnings for expansion of its business rather than to pay cash dividends in the foreseeable future. Additionally, certain loan agreements, to which the Company is a party, impose restrictions on the payments of dividends.

In September 1999, the Company entered into right of first refusal agreements for any proposed sales of shares of its Common Stock held by Limited Direct Associates, L.P. and The Limited/Intimate Brands Foundation (collectively, "Limited"). Each right has a term of one year, subject to extension by mutual agreement, and applies to any sales that Limited may propose to make from time to time on the Nasdaq National Market System and in negotiated or block transactions. If the Company exercises the right of first refusal, any shares that are proposed to be sold on the Nasdaq National Market System will be sold to the Company instead (i) after the market closes and before it opens again and (ii) at a purchase price equal to that day's closing price. The Company has no obligation, however, to exercise the right and purchase shares. Limited holds 1,600,000 shares of the Company's common stock, representing approximately 12% of the shares outstanding.

In September 1999, the Company adopted a Shareholder Rights Plan and distributed rights as a dividend at the rate of one Right for each share of Common Stock of the Company held by shareholders of record as of the close of business on September 27, 1999. The rights will expire on September 28, 2009.

Each Right initially entitles a shareholder to buy one one-hundredth of a share of a series of preferred stock for $65. Among other things, the Rights will be exercisable, subject to certain exceptions, if a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's Common Stock. Until the Rights become exercisable, each share of common stock of the Company has a Right attached and the securities trade as a unit.

12. STOCK OPTIONS

Under the 1989 Management Stock Option Plan (the "1989 Plan") established on July 17, 1989, options to purchase 1,078,125 shares and 50,000 shares at exercise prices of $1.00 and $5.00 per share, respectively, were granted. All options granted under the 1989 Plan became vested and exercisable upon completion of the IPO and the payment of certain obligations to The
Limited Inc. On February 13, 1998, 1,078,125 of the 1989 Plan options were exercised by management. On November 18, 1999, the remaining 50,000 options were exercised.

Under 1991 Stock Option Agreements between the Company and certain executive officers (the "1991 Options"), the Board of Directors approved and granted, on July 24, 1991, options to purchase 300,000 shares at an exercise price of $5.00 per share. These options became vested and exercisable upon completion of the initial public offering and the payment of certain obligations to The Limited Inc. On November 18, 1999, all 300,000 options were exercised by management.

The Restated 1990 Stock Option Plan (as amended, the "1990 Plan") was established in June 1990, amended in November 1991, December 1992 and May 1993, and terminated in May 1996. Exercise prices were not less than fair market value of the Company's common stock on the date of grant. The options granted under the 1990 Plan expire between seven and ten years after the date of grant. As of January 31, 1998, January 30, 1999, and January 29, 2000 options to purchase 619,300, 612,300, and 537,300 shares, respectively, were outstanding under the Plan at average exercise prices of $6.89, $6.90 and $6.75 per share, respectively. The options granted vest beginning one year from the date of grant, and vest fully after four or five years, subject to acceleration under certain circumstances. Options were granted, and the 1990 Plan is administered, by the Compensation Committee of the Board of Directors, composed of non- employees of the Company.

A summary of stock option transactions under the 1990 Plan is as follows:

                                              FISCAL         FISCAL        FISCAL
                                               1997           1998          1999
                                             --------------------------------------
Options outstanding at beginning of period    658,000       619,300        612,300
Options granted                                     0             0              0
Options exercised                                   0         3,200         45,500
Options expired                                22,500             0              0
Options canceled                               16,200         3,800         29,500
Options outstanding at end of period          619,300       612,300        537,300
Options available for grant at end of period        0             0              0
Options vested and outstanding at
   end of period                              198,783       323,570        385,406
Options exercisable at end of period
   and having an exercise price that is
   less than the respective year end
   common stock closing price                  86,500       305,570        377,406
Range of option prices per share for
   outstanding options                      $4.125-$26.75 $4.125-$26.75  $4.125-$26.75

The 1996 Stock Option Plan (the "1996 Plan") was established in May 1996 and terminated in May 1999. Exercise prices were not less than fair market value of the Company's common stock on the date of grant. The options granted under the 1996 Plan expire ten years after the date of grant. As of January 31, 1998, January 30, 1999, and January 29, 2000 options to purchase 163,000, 373,300 and 345,500 shares were outstanding under the Plan at an average exercise price of $3.22, $5.24 and $5.78 per share. The options granted vest beginning one year from the date of grant, and vest fully after five years, subject to acceleration under certain circumstances. Options were granted, and the 1996 Plan is administered, by the Compensation Committee of the Board of Directors, composed of non-employees of the Company

A summary of stock option transactions under the 1996 Plan follows:


                                                FISCAL         FISCAL        FISCAL
                                                 1997           1998          1999
                                               --------------------------------------

Options outstanding at beginning of period        45,000       163,000      373,300
Options granted                                  145,000       253,500      37,000
Options exercised                                      0         1,200      32,400
Options canceled                                  27,000        42,000      32,400
Options outstanding at end of period             163,000       373,300     345,500
Options available for grant at end of period     277,000        65,500           0
Options vested and outstanding at end of period    4,000        30,900      69,000
Options exercisable at end of period and
   having an exercise price that is less
   than the respective year end common stock
   closing price                                   4,000        30,900      67,200
Range of option prices per share for
   outstanding options                        $2.625-$5.625 $2.625-$11.50 $2.625-$11.50

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

The 1999 Stock Option Plan (the "1999" Plan) was established in May 1999. Exercise prices are required by the 1999 Plan to be not less than the fair market value of the Company's common stock on the date of grant. The total number of shares that may be optioned under the 1999 Plan is 400,000 shares. The options granted under the 1999 Plan expire ten years after the date of grant. As of January 29, 2000 outstanding options to purchase 47,500 shares have been granted under the Plan at an average exercise price of $12.34 per share. The options granted vest beginning one year from the date of grant, and vest fully after five years, subject to acceleration under certain circumstances. Employees of the Company whose judgment, initiative and efforts may be expected to contribute materially to the successful performance of the Company are eligible to receive options. Non-employee Directors receive annual grants of options under the 1999 Plan. Options are granted, and the 1999 Plan is administered, by the Compensation Committee of the Board of Directors, composed of non-employees of the Company.

The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under Opinion No. 25, compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price on the measurement date. In May 1998, the Company issued non-qualified stock options whose market price at the date of grant exceeded the exercise price, which equaled the market price on the date of Board action. In accordance with Opinion No. 25, compensation expense is recorded ratably over the five-year vesting period of the options. The Company recognized $216,000 and $311,000 of related compensation expense in fiscal 1998 and fiscal 1999, respectively.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which encourages companies to recognize expense for stock-based awards based on their estimated value on the date of grant. SFAS No. 123 does not require companies to change their existing accounting for stock-based awards. The Company continues to account for stock-based compensation plans using the intrinsic value method, and has supplementally disclosed the following pro forma information required by SFAS No. 123.

                                              FISCAL    FISCAL   FISCAL
                                               1997      1998      1999
                                              -----------------------------

Net income-as reported (dollars in thousands)   $4,831  $17,980   $16,149
Net income - pro forma (dollars in thousands)   $4,532  $17,483   $15,585

Earnings per diluted share - as reported        $0.37    $1.31    $1.17
Earnings per diluted share - pro forma          $0.34    $1.27    $1.13

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                        FISCAL   FISCAL    FISCAL
                                         1997     1998      1999
                                        --------------------------

          Expected dividend yield         0.00%   0.00%    0.00%
          Expected stock price
            volatility                   50.00%  50.00%   50.00%
          Risk-free interest rate         5.39%   4.55%    6.60%
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

13.  ADVANCES TO OFFICERS

Advances were made by the Company in February, 1998 and February, 1999 in the amounts of $1.6 million and $0.1 million to Raphael Benaroya, the Company's Chairman of the Board, President and Chief Executive Officer. The purpose of the advances was to finance payment of income taxes incurred in connection with the exercise of stock options. These advances and their related interest were refinanced as part of an issuance of a new note which aggregated $2.4 million, which includes an additional advance of $0.7 million, in November 1999. The additional advance was to finance payment of income taxes incurred in connection with the exercise of stock options and to pay interest accrued on the note that was refinanced. Interest is payable annually in cash at the prime rate. The note has a term of four years subject to acceleration under certain circumstances and to call by the Company after two years with respect to half of the principal amount. Payment of the advances to Mr. Benaroya is secured by a pledge of the shares of the Company's Common Stock issued upon the option exercises in the amount of 899,719 shares. The note is a full recourse obligation of the borrower.

An advance was made to George R. Remeta, the Company's Vice Chairman and Chief Administrative Officer in the amount of $0.2 million in February, 1998 to finance payment of income taxes incurred in connection with the exercise of stock options. Mr. Remeta repaid the advance in November, 1999 by surrendering shares of common stock having an equivalent market value.

14. SUPPLEMENTAL CASH FLOW INFORMATION

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows (dollars in thousands):

                                        FISCAL   FISCAL   FISCAL
                                         1997     1998     1999
                                        -----------------------
Interest (expense) income, net
   per statements of income             ($154)   $1,201   $1,688

Non-cash interest                           63       72       12
                                            --------------------
Net cash interest (expense) income,
   including interest income of
   $984, $2,235 and $2,429               ($91)   $1,273   $1,700
                                         =======================
Income taxes paid                         $531   $8,376   $7,843
                                          ======================

Financing activities include the non-cash exercise of 1,076,955 and 350,000 stock options, in fiscal 1998 and fiscal 1999, respectively with the exercise price paid by surrendering common stock held with a market value equal to the cash payment in lieu of cash payment. Also included in financing activities is a repayment of an officer loan in fiscal 1999 with the repayment made by surrendering common stock to the Company held with a market value equal to the loan, in lieu of cash payment.

15.  CONTINGENCIES

The Company is involved in legal actions and claims arising in the ordinary course of business. Management believes (based on advice of legal counsel) that such litigation and claims will not have a material adverse effect on the Company's financial position or results of operations.



United Retail Group, Inc. and Subsidiaries


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 1999 VERSUS FISCAL 1998

      Net sales for fiscal 1999 increased 1.1% from fiscal 1998, to $382.6 million from $378.6 million. Average stores open decreased 2.4% from 514 to 502 as underperforming stores were closed selectively. Comparable store sales for fiscal 1999 increased 2.5%. There is no assurance that sales and comparable store sales will continue to increase. Sales in channels of distribution other than retail stores were not material (see, "Shop-At-Home").

      Gross profit was $99.9 million in fiscal 1999 compared with $102.8 million in fiscal 1998, decreasing as a percentage of net sales to 26.1% from 27.1%. The decrease in gross profit as a percentage of net sales was attributable primarily to an increase in marketing expenses as a percentage of net sales. In addition, the merchandise margin rate decreased. The increase in marketing expenses related principally to the conversion of stores and proprietary credit cards to the Company's AVENUE(R) trade name (see, "Stores") and to shop-at-home tests in the second half of fiscal 1999. The rate of shop-at-home marketing expenses incurred in the second half of fiscal 1999 is expected to continue or increase.

      General, administrative and store operating expenses declined to $77.8 million in fiscal 1999 from $79.2 million in fiscal 1998, principally as a result of reductions in incentive compensation and insurance costs. As a percentage of net sales, general, administrative and store operating expenses decreased to 20.3% from 20.9%.

      During fiscal 1999, operating income was $22.1 million compared with operating income of $23.5 million in fiscal 1998.

      Net interest income increased to $1.7 million in fiscal 1999 from $1.2 million in fiscal 1998, from a higher level of cash and cash equivalents and higher interest rates.

      The Company had a provision for income taxes of $7.6 million in fiscal 1999, which included recording a deferred tax asset of $1.2 million from the establishment of state net operating loss carryforwards. The Company had a provision for income taxes of $10.1 million in fiscal 1998.

      The Company had net income of $16.1 million for fiscal 1999. The Company had net income of $18.0 million for fiscal 1998. Net income for fiscal 1998 included both a capital gain on the sale of the Company's minority interest in a privately held apparel design and manufacturing concern of $3.1 million ($2.0 million after tax) and a $0.2 million write-up of the deferred tax asset relating to compensation (see, "Fiscal 1998 Versus Fiscal 1997").

      Excluding the $1.2 million benefit from the deferred tax asset in fiscal 1999 and the $3.1 million capital gain and the $0.2 million write-up of the deferred tax asset in fiscal 1998, the Company would have had net income of $14.9 million for fiscal 1999 and $15.8 million for fiscal 1998. The decline was attributable to the trade name conversion to AVENUE(R) and to the shop-at-home tests that commenced in the third quarter of fiscal 1999. Shop-at-home tests are continuing and are expected to continue to reduce net income from retail store sales.

FISCAL 1998 VERSUS FISCAL 1997

      Net sales for fiscal 1998 increased 4.6% from fiscal 1997, to $378.6 million from $361.8 million, principally from an increase in average price. Average stores open decreased 7.7% from 557 to 514 as underperforming stores were closed selectively. Comparable store sales for fiscal 1998 increased 10.4%.

      Gross profit increased to $102.8 in fiscal 1998 from $83.7 million in fiscal 1997, increasing as a percentage of net sales to 27.1% from 23.1%. The increase in gross profit as a percentage of net sales was primarily attributable to a decrease in buying and occupancy costs as a percentage of net sales and an increase in the merchandise margin rate.

      General, administrative and store operating expenses were $79.2 million in fiscal 1998 compared to $80.5 million in fiscal 1997, decreasing principally as a result of premiums received by the Company from a bank on proprietary credit card purchases of Company merchandise and of reduced store payroll expenses. As a percentage of net sales, general, administrative and store operating expenses decreased to 20.9% from 22.2%.

      During fiscal 1998, the Company had operating income of $23.5 million compared to operating income of $3.2 million in fiscal 1997. Fiscal 1998 operating income excludes the capital gain referred to in the last paragraph of this section.

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

      Write-ups of the deferred tax asset were made of $0.2 million in fiscal 1998 and $1.0 million in fiscal 1997, respectively. These write-ups were based on the year end market value of the Company's Common Stock and arose from certain non-recurring charges in fiscal 1992. In fiscal 1992, the Company incurred a non-cash compensation expense of $15.6 million related to certain management stock options ("Performance Options"). The non-cash compensation expense resulted in the recognition of certain future tax benefits realizable at the time Performance Options are exercised based on an assumption that the market price of the Common Stock at the time of exercise would be $15 per share (the price of the initial public offering in fiscal 1992).

      The Company had net income of $18.0 million for fiscal 1998, which included the write- up of the compensation related deferred tax asset. Net income for fiscal 1998 included a capital gain on the sale of the Company's minority interest in a privately held apparel design and manufacturing concern of $3.1 million ($2.0 million after tax). The Company had net income of $4.8 million for fiscal 1997, which included the write-up of the compensation related deferred tax asset and the reversal of the valuation allowance. Excluding the capital gain, the write-ups and the allowance, the Company would have had net income of $15.8 million for fiscal 1998 and $2.0 million for fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

      Net cash provided from operating activities in fiscal 1999 was $14.4 million.

      The Company's cash and cash equivalents decreased to $45.2 million at January 29, 2000 from $54.4 million at January 30, 1999.

      Inventory increased to $55.3 million at January 29, 2000 from $45.6 million at January 30, 1999. The Company's inventory levels peak in early May and November/December. During fiscal 1999, the highest inventory level was $66.5 million.

      Inventory levels increased in fiscal 1998 and in fiscal 1999, respectively, to build inventories for the Company's developing shoe business and to maintain higher levels of inventories of basic items of apparel to assure availability. In addition, in fiscal 1998 deliveries of Spring merchandise were received earlier than usual.

      Short-term trade credit represents a significant source of financing for domestic merchandise purchases. Trade credit arises from the willingness of the Company's domestic vendors to grant extended payment terms for inventory purchases and is generally financed either by the vendor or a third-party factor.

      Import purchases are made in U.S. dollars, are generally financed by trade letters of credit and constituted approximately 60% of total purchases in fiscal 1999.

      Accounts payable increased in fiscal 1998 and fiscal 1999, respectively, as a result of increased inventory levels.

      United Retail Group, Inc. and certain of its subsidiaries (collectively, the "Companies") are parties to a Financing Agreement, dated August 15, 1997, as amended (the "Financing Agreement"), with The CIT Group/Business Credit, Inc. ("CIT"). The Financing Agreement provides a revolving line of credit for a term ending August 15, 2001 in the aggregate amount of $40 million for the Companies, subject to availability of credit as described in the following paragraphs. The line of credit may be used on a revolving basis by any of the Companies to support trade letters of credit and standby letters of credit and to finance loans. As of January 29, 2000, trade letters of credit for the account of the Companies and supported by CIT were outstanding in the amount of $26.9 million.

      Subject to the following paragraph, the availability of credit (within the aggregate $40 million line of credit) to any of the Companies at any time is the excess of its borrowing base over the sum of (x) the aggregate outstanding amount of its letters of credit and its revolving loans, if any, and (y) at CIT's option, the sum of (i) unpaid sales taxes, and (ii) up to $500,000 in total liabilities of the Companies under permitted encumbrances (as defined in the Financing Agreement). The borrowing base, as to any of the Companies, is the sum of (x) a percentage of the book value of its eligible inventory (both on hand and unfilled purchase orders financed with letters of credit), ranging from 60% to 65% depending on the season, and (y) the balance in an account in its name that has been pledged to the lenders (a "Pledged Account"). (At January 29, 2000, the combined availability of the Companies was $13.1 million; the Pledged Account had a zero balance; the Company's cash on hand was unrestricted; and no loan had been drawn down.)

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

      The Financing Agreement also includes certain restrictive covenants that impose limitations (subject to certain exceptions) on the Companies with respect to, among other things, making certain investments, declaring or paying dividends, making loans, engaging in certain transactions with affiliates, or consolidating, merging or making acquisitions outside the ordinary course of business.

      The Company's Board of Directors has authorized management, in its discretion, to repurchase up to 1,600,000 shares of Common Stock of the Company. No shares have been repurchased except in connection with the exercise of employee stock options in which a portion of the shares otherwise issuable has been classified as treasury shares (i) in lieu of the payment by the optionholder of the exercise price in cash and (ii) to finance the payment of income taxes incurred by the optionholder upon exercise of the option.

      The Company believes that its cash on hand, the availability of credit under the Financing Agreement on a revolving basis and cash flows from future operating activities will be adequate for the next 12 months to meet anticipated working capital needs, including seasonal inventory financing, the cost of developing and marketing the AVENUE(R) internet test site (see "Shop-at-Home") and increased retail store construction costs (see, "Stores"), and to pay for any purchases of Common Stock of the Company that may be made. This paragraph constitutes forward-looking information under the 1995 Private Securities Litigation Reform Act (the "Reform Act") and is subject to the uncertainties and other risk factors referred to under the caption "Future Results."

STORES

      The Company leased 496 retail stores at January 29, 2000, of which 310 stores were located in strip shopping centers, 164 stores were located in malls and 22 stores were located in downtown shopping districts. Total retail square footage was 2.0 million square feet both at January 29, 2000 and a year earlier.

      The stores and proprietary credit cards under Company trade names that predate the Company's AVENUE(R) trade name were converted to the AVENUE(R) trade name in the third quarter of fiscal 1999. The Company's apparel and accessories bear the AVENUE(R) trademark, so the Company is now able to project a consistent brand image-to be "a brand that is a store."

      During the next 12 months, the Company plans to open from 35 to 50 new stores and to pay the costs of opening new stores and remodeling certain existing stores from its cash on hand. Substantially all of these costs will be capitalized although start-up costs are expensed. This paragraph constitutes forward-looking information under the Reform Act, which is subject to the uncertainties and other risk factors referred to under the caption "Future Results".

SHOP-AT-HOME

      The Company intends to enter a new channel of distribution for its merchandise, internet and catalog sales ("shop-at-home"), in order to expand its customer base and attract more business from its existing customers.

      The Company has operated a test site (www.cloudwalkers.com) for the sale of its Cloudwalkers.com(TM) brand women's shoes on the internet since the third quarter of fiscal 1999. Catalogs for Cloudwalkers.com(TM) have also been distributed. Shop-at-home sales of Cloudwalkers.com(TM) have not been material. Fulfillment of shop-at-home sales has been outsourced.

      The Company plans to launch a site (www.avenue.com) during the second half of fiscal 2000 for the sale of its AVENUE(R) brand apparel and accessories on the internet. The Company may also distribute a catalogue for AVENUE(R) merchandise. This paragraph constitutes forward looking information under the Reform Act, which is subject to the uncertainties and other risk factors referred to under the caption "Future Results."

      There is no assurance of gross profit on shop-at-home sales.

TAX MATTERS

      The Company's federal income tax returns for fiscal 1994, fiscal 1995 and fiscal 1996 were audited by the Internal Revenue Service and settled except for the auditor's disallowance of a refund claim, which the Company protested. The refund claim, which would affect stockholders' equity rather than the Company's earnings, is being reviewed by an IRS appeals officer pursuant to the Company's protest.

RENOVATING COMPUTERIZED SYSTEMS

      The Company's operations are heavily dependent on date sensitive computerized systems, including (i) its management information systems,
(ii) the technology, including microcontrollers, at the Company's national distribution center, (iii) the system for issuing and processing a trade letter of credit for each of the Company's purchase orders used to finance the Company's purchases of inventory abroad and (iv) links to a bank to authorize purchases by customers using the Company's proprietary credit card.

      The Company's management information systems department (the "MIS Department") renovated substantially all of the Company's applications software, systems software and hardware (collectively referred to as "Systems") to accommodate dates after 1999 (the "Year 2000 Project"). A few ancillary Systems failed to accommodate dates after 1999 in actual practice but the failures did not have a material adverse effect on the Company's operations and were promptly remedied.

      The Company's internal costs for the Year 2000 Project were principally the related payroll costs for the MIS Department, estimated to have been $1.1 million. The Company did not have a project tracking system for the time that its associates spent on the Year 2000 Project. The cost of special purchases for the Year 2000 Project was approximately $0.6 million, substantially all of which was incurred in fiscal 1998. Amounts equal to the internal and external costs of the Year 2000 Project, however, probably would have been spent on other software development projects, if the Year 2000 Project had not been necessary. Other software development projects deferred because of the Year 2000 Project probably would have improved the Company's operational efficiency but management does not believe that any of the deferred operational improvements would have been material to its operations.

FUTURE RESULTS

      Future results could differ materially from those currently anticipated by the Company due to unforeseeable problems that might arise and possible (i) extreme or unseasonable weather conditions, (ii) miscalculation of fashion trends, (iii) shifting shopping patterns, both within the specialty store sector and in the shop-at-home channel of distribution, (iv) economic downturns, weakness in overall consumer demand, and variations in the demand for women's fashion apparel, (v) increase in prevailing rents, (vi) cost overruns, (vii) imposition by vendors, or their third-party factors, of more onerous payment terms for domestic merchandise purchases, (viii) acceleration in the rate of business failures and inventory liquidations in the specialty store sector of the women's apparel industry, and (ix) disruptions in the sourcing of merchandise abroad, including (a) political instability and economic distress in South Asia,
(b) China's claims to sovereignty over Taiwan, (c) North Korea's claims to sovereignty over South Korea, (d) exchange rate fluctuations, (e) trade sanctions or restrictions, (f) changes in quota and duty regulations, (g) delays in shipping, or (h) increased costs of transportation.

                                FISCAL   FISCAL    FISCAL    FISCAL     FISCAL
                                 YEAR     YEAR      YEAR      YEAR      YEAR
                                 ENDED   ENDED      ENDED     ENDED     ENDED
                                FEB. 3,  FEB. 1,   JAN. 31,  JAN. 30,  JAN. 29,
                                 1996     1997       1998      1999     2000
                               --------  --------  -------- --------- --------
                                      (SHARES AND DOLLARS IN THOUSANDS)

INCOME STATEMENT DATA:
Net Sales......................$369,173  $363,074  $361,751 $ 378,562 $382,631
Cost of goods sold, including
  buying and occupancy costs... 292,790   289,421   278,078   275,811  282,754
Gross profit...................  76,383    73,653    83,673   102,751   99,877
General, administrative and
  store operating expenses.....  80,170    80,063    80,469    79,221   77,778
Operating (loss) income........  (3,787)   (6,410)    3,204    23,530   22,099
Non-operating income...........       0         0         0     3,113        0
Interest income (expense), net.     119      (413)     (154)    1,201    1,688
(Loss) Income before taxes.....  (3,668)   (6,823)    3,050    27,844   23,787
(Benefit from) provision for
  income.......................    (957)   (1,018)     (828)   10,077    7,638
Provision for (benefit from)
  write-down (write-up) of the
  compensation related deferred
  tax asset....................   1,928       342      (953)     (213)       0
Net (loss) income..............  (4,639)   (6,147)    4,831    17,980   16,149
Net (loss) income per common
  share:
   Basic.......................   ($.38)    ($.50)     $.40     $1.38    $1.23
   Diluted.....................   ($.38)    ($.50)     $.37     $1.31    $1.17
Weighted average number of
  common shares outstanding:
   Basic.......................  12,190    12,190    12,190    13,056   13,156
   Diluted.....................  12,190    12,190    13,187    13,736   13,852

BALANCE SHEET DATA (AT PERIOD END):
Working capital................$ 38,394  $ 36,941  $ 43,875 $  60,343 $ 61,098
Total assets................... 143,955   138,331   142,614   163,096  180,338
Long-term debt.................       0         0         0         0        0
Distribution center financing..  12,333    11,355    10,308     9,172    7,944
Total stockholders' equity.....  86,283    80,213    85,044   101,147  117,757


The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements, including the notes thereto. The data for the periods indicated has been derived from the Company's Consolidated Financial Statements, which have been audited by Pricewaterhouse Coopers LLP, independent accountants, whose report for the three fiscal years ended January 29, 2000 appears elsewhere in this Annual Report.

                           * * * * * * * * * * * *

      United Retail Group, Inc. is a leading specialty retailer of products including AVENUE(R) brand apparel and accessories for large-size women and Cloudwalkers.com(TM) brand shoes. The Company's brands present a fashion-current, upscale image at prices that target the middle mass market. The Company operates a nationwide chain of retail stores and intends to enter the internet and catalog channel of distribution to expand its customer base and attract more business from its existing customers.


                            * * * * * * * * * * * *

UNITED RETAIL GROUP CORPORATE OFFICERS & DIRECTORS

Raphael Benaroya
Chairman of the Board, President
and Chief Executive Officer*

George R. Remeta
Vice Chairman - Chief Administrative
Officer, Secretary and Director*

Kenneth P. Carroll
Senior Vice President -
General Counsel*

Ellen Demaio
Senior Vice President - Merchandise

James Broderick
Vice President - Shop-At-Home

Raymond W. Brown
Vice President - Associate Services

Carrie Cline-Tunick
Vice President - Product Design and
Development

Julie L. Daly
Vice President - Strategic Planning

Jeff Fink
Vice President - Real Estate

Kent Frauenberger
Vice President - Logistics

Jon Grossman
Vice President - Finance*

Charles E. Naff
Vice President - Sales

Bradley Orloff
Vice President - Marketing

Robert Portante
Vice President - MIS

Gerald Schleiffer
Vice President - Planning and Distribution

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

Michael Goldstein
A Director of the Company, is the Chairman of the Board of Toys "R" Us, a retailer

Ilan Kaufthal
A Director of the Company, is a Vice
Chairman of Schroder & Co., Inc., an
investment banking firm

Vincent P. Langone
A Director of the Company, is Chief
Executive Officer of Formica Corporation, a manufacturer of Formica (R) brand laminate

Richard W. Rubenstein
A Director of the Company, is a Partner of Squire, Sanders & Dempsey, a law firm

*An officer of the parent holding company rather than the operating subsidiary, United Retail Incorporated or United Retail Logistics
Operations Incorporated

                            * * * * * * * * * * * *

SHAREHOLDER INFORMATION

The Company's Annual Report on Form 10-K, including financial statement schedules, filed with the Securities and Exchange Commission ("SEC"), is available without charge upon written request to Kenneth P. Carroll, Esq., Senior Vice President -- General Counsel, at the Company's headquarters. Mail should be addressed to 365 West Passaic Street, Rochelle Park, New Jersey 07622; e-mail should be addressed to kcarroll@unitedretail.com. The Annual Report on Form 10-K is also available through the SEC at http://www.sec.gov.

The Common Stock is quoted on the Nasdaq National Market under the symbol "URGI." The last reported sale price of the Common Stock on the Nasdaq National Market on April 10, 2000 was 9-5/8.

The following table sets forth the reported high and low sales prices of the Common Stock as reported by Nasdaq for each calendar quarter indicated.


                             High        Low       High        Low
                          --------------------------------------------
                                  1998                   1999
                                  ----                   ----
First Quarter             $6-3/4     $3-5/8       $11-5/8    $9-3/8
Second Quarter            $16-13/16  $3-5/16      $15-5/16   $10-1/2
Third Quarter             $16-1/8    $7-5/8       $15-1/8    $9-5/8
Fourth Quarter            $12-1/8    $6-7/8       $12-1/2    $7-15/16

The Company has not paid dividends on its Common Stock and has no present intention of doing so. Also, the Financing Agreement between the Company and certain of its subsidiaries and The CIT Group/Business Credit, Inc., dated August 15, 1997, as amended, forbids the payment of dividends.

The Company's transfer agent and registrar is Continental Stock Transfer and Trust Co., 2 Broadway, New York, New York 10004.

At April 6, 2000 there were 430 record owners of Common Stock.

This report contains certain forward-looking statements concerning the Company's operations and performance. (In making these statements, the Company intends to take advantage of the provisions of the 1995 Private Securities Litigation Reform Act.) Such forward-looking statements are subject to uncertainties and other risk factors that could cause future results to differ materially from those currently anticipated by the Company. Certain risk factors are referred to in this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Future Results." Other factors are detailed in the Company's filings with the SEC, including the Company's Annual Report on Form 10-K.